Exhibit 10.1
PURCHASE AGREEMENT AND PLAN OF MERGER
BY AND AMONG
DEL FRISCO’S RESTAURANT GROUP, INC.
BENTLEY MERGER SUB, LLC
BARTECA HOLDINGS, LLC,
RCP BARTECA CORP.,
GENERAL ATLANTIC (BT) BLOCKER, LLC,
THE BLOCKER SELLERS (AS DEFINED HEREIN)
AND
THE SELLERS’ REPRESENTATIVE
DATED AS OF MAY 6, 2018

TABLE OF CONTENTS
Article 1 PURCHASE AND SALE OF THE BLOCKER INTERESTS; MERGER
1.1Purchase and Sale of Blocker Interests
1.2Merger
1.3The Closing and the Effective Time
1.4Effect of the Merger
1.5Organizational Documents of the Surviving Company
1.6Effect of the Merger on the Company Units and the Limited Liability Company Interests of Merger Sub
1.7Mechanism of Payment
1.8No Further Ownership Rights in the Company Units
1.9Payoff Letters
1.10Closing Certificate
1.11Deliveries at the Closing
1.12Determination of Post-Closing Adjustment
1.13Withholding
1.14Allocation of Amounts Paid By Purchaser or Merger Sub
1.15CEO Note; Closing Payment Acknowledgment
Article 2 REPRESENTATIONS AND WARRANTIES REGARDING THE BARTECA ENTITIES
2.1Legal Status
2.2Authorization
2.3Validity and Binding Effect
2.4No Conflicts
2.5Capitalization
2.6Fees/Commissions
2.7Affiliate Transactions
2.8Litigation
2.9Environmental Matters
2.10Taxes
2.11ERISA
2.12Employee Matters
2.13Insurance
2.14Material Contracts
2.15Properties; Tangible Assets
2.16Intellectual Property
2.17Financial Statements; Indebtedness; Liabilities
2.18Absence of Changes
2.19Compliance with Laws and Agreements
2.20Sufficiency of Assets
2.21Accounts Receivable
2.22Key Suppliers
2.23Sellers’ Transaction Expenses

2.24Gift Cards
2.25Credit Support Arrangements
2.26No Additional Representations or Warranties
Article 3 REPRESENTATIONS AND WARRANTIES OF THE BLOCKER SELLERS
3.1Organization
3.2Authorization of Transactions
3.3No Conflicts
3.4Litigation
3.5Fees/Commissions
3.6Ownership
3.7No Additional Representations or Warranties
Article 4 REPRESENTATIONS AND WARRANTIES OF THE BLOCKERS
4.1Legal Status; Authorization
4.2Validity and Binding Effect
4.3No Conflicts
4.4Litigation
4.5Brokerage
4.6Capitalization; Prior Activities
4.7Affiliate Transactions
4.8Tax Matters
4.9No Additional Representations or Warranties
Article 5 REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB
5.1Organization; Ownership of Merger Sub; No Prior Activities
5.2Authorization of Transactions
5.3No Conflicts
5.4Litigation
5.5Investment Intent; Restricted Securities
5.6Fees/Commissions
5.7Financing
5.8Due Diligence Review
5.9Solvency
5.10No Additional Representations or Warranties
Article 6 PRE-CLOSING COVENANTS
6.1Operation of Business
6.2Notices and Consents
6.3Access
6.4Contact with Customers, Suppliers and Other Business Relations
6.5Exclusivity
6.6Regulatory Filings

6.7Liquor Licenses
6.8Commercially Reasonable Efforts
6.9Financing Cooperation
6.10Termination of Related Party Transactions
Article 7 ADDITIONAL AGREEMENTS
7.1Further Assurances
7.2Press Releases
7.3Transaction Expenses
7.4Directors’ and Officers’ Indemnification
7.5Post-Closing Record Retention and Access
7.6Other Tax Provisions
7.7Transfer Taxes
7.8Certain Employee and Employee Benefits Matters
7.9Confidentiality
7.10Consents
7.11Domain Names
7.12Additional Covenants
Article 8 CONDITIONS TO CLOSING
8.1Conditions to the Obligations of the Blocker Sellers and the Company
8.2Conditions to Purchaser’s and Merger Sub’s Obligations
Article 9 TERMINATION
9.1Termination
9.2Effect of Termination
Article 10 INDEMNIFICATION AND CERTAIN COVENANTS
10.1Survival of Representations, Warranties, Covenants and Agreements
10.2Indemnification
10.3Exclusive Remedy; Release; Fraud
Article 11 MISCELLANEOUS
11.1Sellers’ Representative
11.2Amendment and Waiver
11.3Notices
11.4Assignment
11.5Severability
11.6Construction and Interpretation
11.7Captions; etc.
11.8No Third-Party Beneficiaries
11.9Specific Performance; Damages
11.10Complete Agreement
11.11Counterparts
11.12Governing Law
11.13Waiver of Jury Trial

11.14Exclusive Jurisdiction and Venue
11.15Exhibits; Disclosure Schedules
11.16Non-Recourse
Article 12 DEFINITIONS
12.1Certain Definitions
12.2Other Definitions

LIST OF EXHIBITS

Exhibit A	Form of Written Consent
Exhibit B	Form of Certificate of Merger
Exhibit C	Form of Surviving Company Operating Agreement
Exhibit D	Form of Paying Agent Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Announcement Press Release
Exhibit G	Form of Purchaser and Merger Sub Closing Certificate
Exhibit H	Form of Company Closing Certificate
Exhibit I	Distribution Waterfall
Exhibit J	Form of Escrow Agreement
LIST OF SCHEDULES

Working Capital Schedule
Permitted Liens Schedule
Schedule 1.1	Purchase and Sale of Blocker Interests
Schedule 1.9	Closing Repaid Indebtedness
Schedule 1.14	Allocation of Amounts by Purchaser or Merger Sub
Schedule 2.2	Authorization
Schedule 2.4	No Conflicts
Schedule 2.5	Capitalization
Schedule 2.6	Brokerage Fee
Schedule 2.7	Affiliate Transactions
Schedule 2.8	Litigation
Schedule 2.9	Environmental Matters
Schedule 2.10	Taxes
Schedule 2.11	ERISA
Schedule 2.12	Employee Matters
Schedule 2.13	Insurance
Schedule 2.14	Material Contracts
Schedule 2.15	Properties; Tangible Assets
Schedule 2.16	Intellectual Property
Schedule 2.17	Financial Statements
Schedule 2.18	Absence of Changes
Schedule 2.19	Compliance with Laws and Agreements
Schedule 2.20	Sufficiency of Assets
Schedule 2.22	Key Suppliers
Schedule 2.23	Sellers’ Transaction Expenses
Schedule 2.24	Gift Cards
Schedule 3.6	Ownership
Schedule 4.6	Capitalization; Prior Activities
Schedule 4.7	Affiliate Transactions
Schedule 4.8	Taxes
Schedule 6.1(b)	Interim Operating Covenants
Schedule 6.2	Notices and Consents
Schedule 6.10	Related Party Transactions
Schedule 7.11	Domain Names
Schedule 7.12	Additional Covenants
Schedule 8.2(g)	Other Deliveries
Schedule 10.2(a)(v) Schedule 10.2(c)(vii)	Covered Matters Excluded Matters

PURCHASE AGREEMENT AND PLAN OF MERGER
THIS PURCHASE AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 6, 2018, by and among Del Frisco’s Restaurant Group, Inc., a Delaware corporation (“Purchaser”), Bentley Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Purchaser (“Merger Sub”), Barteca Holdings, LLC, a Delaware limited liability company (the “Company”), RCP Barteca Corp., a Delaware corporation (“RCP Blocker”), General Atlantic (BT) Blocker, LLC, a Delaware limited liability company (“GA Blocker” and, together with RCP Blocker, each a “Blocker” and, collectively, the “Blockers”), RCP Barteca Golub Blocker L.P., a Delaware limited partnership (“RCP Blocker Seller”), GA (BT) Holdings, L.P., a Delaware limited partnership (“GABT”), JRZ 2015, L.P., a Delaware limited partnership (“JRZ”), General Atlantic (BT) Interholdco, L.P., a Delaware limited partnership (“GA Interholdco” and, together with RCP Blocker Seller, GABT and JRZ, each a “Blocker Seller” and, collectively, the “Blocker Sellers”), and Rosser Capital Partners Management, L.P., solely in its capacity as Sellers’ Representative. Each of the above referenced parties is sometimes herein referred to individually as a “Party” and, collectively, as the “Parties.”
RECITALS
WHEREAS, the Blockers and the other Unitholders collectively own, directly or indirectly, all of the issued and outstanding limited liability company interests in the Company;
WHEREAS, the RCP Blocker Stockholders collectively own beneficially and of record 1,000 shares of common stock, par value $0.01 per share, of RCP Blocker (all such shares, collectively, the “RCP Blocker Stock”);
WHEREAS, GA Interholdco owns beneficially and of record all of the issued and outstanding limited liability company interests of GA Blocker (the “GA Blocker Interests” and, together with the RCP Blocker Stock, the “Blocker Interests”);
WHEREAS, on the terms and subject to the conditions of this Agreement, Purchaser desires to purchase from the Blocker Sellers, and the Blocker Sellers desire to sell to Purchaser, all of the Blocker Interests;
WHEREAS, on the terms and subject to the conditions of this Agreement and the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), Purchaser, Merger Sub and the Company are hereby adopting a plan of merger, which provides (a) for the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Surviving Company”), (b) that each issued and outstanding Company Unit (other than the Blocker Units) shall be converted into the right to receive a portion of the Aggregate Final Consideration allocable to the Company Units upon the terms and subject to the conditions set forth herein and (c) that each issued and outstanding Blocker Units shall remain outstanding and be retained by the Blockers;
WHEREAS, the “Board” (as defined in the Company LLC Agreement, the “Company Board”) has declared the advisability of this Agreement for the Company and the Unitholders and approved and adopted this Agreement;

WHEREAS, the Requisite Unitholders have approved and adopted this Agreement in their capacity as Unitholders pursuant to a written consent, dated as of the date hereof and substantially in the form of Exhibit A (the “Written Consent”);
WHEREAS, each of the board of directors of Purchaser and the sole member of Merger Sub has authorized, approved and adopted this Agreement; and
WHEREAS, Purchaser has obtained a buy-side representations and warranties insurance policy (the “R&W Policy”) in connection with the transactions contemplated by this Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals and the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
Article 1

PURCHASE AND SALE OF THE BLOCKER INTERESTS; MERGER
1.1    Purchase and Sale of Blocker Interests. Upon the terms and subject to the conditions set forth herein, at the Closing and immediately prior to the Effective Time, each Blocker Seller shall sell to Purchaser, and Purchaser shall purchase from such Blocker Seller, all of such Blocker Seller’s rights, title and interests in and to the Blocker Interests, free and clear of all Liens (other than any restrictions under the Securities Act or state securities Laws or Liens solely created by or resulting from actions of Purchaser) (the “Blocker Interest Acquisition”). The aggregate purchase price for (a) the RCP Blocker Stock payable by Purchaser at the Closing pursuant to Section 1.11(a) shall be the portion of the Aggregate Closing Consideration allocable to the RCP Blocker Stock in accordance with the Distribution Waterfall (the “RCP Blocker Consideration”), and (b) the GA Blocker Interests payable by Purchaser at the Closing pursuant to Section 1.11(b) shall be the portion of the Aggregate Closing Consideration allocable to the GA Blocker Interests in accordance with the Distribution Waterfall (the “GA Blocker Consideration”). Following the Effective Time, each Blocker Seller shall be entitled to receive the applicable portion of the Additional Consideration, if, as and when payable as set forth in this Agreement.
1.2    Merger. At the Effective Time and pursuant to the terms of this Agreement and the applicable provisions of the DLLCA, Merger Sub shall merge with and into the Company, the separate limited liability company existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Merger”); provided that the Parties shall be deemed to consummate the Blocker Interest Acquisition immediately prior to the consummation of the Merger, but neither the Blocker Interest Acquisition nor the Merger shall be consummated unless both transactions are consummated.
1.3    The Closing and the Effective Time. The consummation of the Blocker Interest Acquisition and the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, commencing at 10:00 a.m. on the third (3rd) Business Day following the satisfaction or waiver of all conditions set forth in Article 8 (other than the conditions which by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), or at such other place or time or on such other date as is mutually agreed in writing by Purchaser and the Sellers’ Representative; provided that in no event shall the Closing occur prior to June 26, 2018 (the “Inside Date”). The date of the Closing is referred to herein as the “Closing Date.” At the Closing, the Parties shall file a certificate of merger with respect to the Merger (the “Certificate of Merger”) in substantially the form of Exhibit B, with the Secretary of State of the State of Delaware as required by, and executed in accordance with, the applicable provisions of the DLLCA (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed upon in writing by Purchaser and the Company and specified in the Certificate of Merger, shall be referred to herein as the “Effective Time”).
1.4    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time by virtue of the Merger and without any action on the part of Merger Sub or the Company, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
1.5    Organizational Documents of the Surviving Company. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, (a) the limited liability company agreement of the Surviving Company shall be in substantially the form of Exhibit C (the “Surviving Company Operating Agreement”), and (b) the certificate of formation of the Surviving Company shall be the certificate of formation of the Company, as in effect immediately prior to the Effective Time.
1.6    Effect of the Merger on the Company Units and the Limited Liability Company Interests of Merger Sub.
(a)    Effect on the Company Units. At the Effective Time, by virtue of the Merger and without any action on the part of any Party, each Company Unit issued and outstanding immediately prior to the Effective Time (other than the Blocker Units) shall be converted automatically into the right to receive the following, in each case, payable as set forth in this Agreement and without interest:
(i)    the portion of the Aggregate Closing Consideration allocable to such Company Unit (which, for the avoidance of doubt, shall vary depending on the designation and “Threshold Amount” (as such term is defined in the Company LLC Agreement) of such Company Unit) in accordance with the Distribution Waterfall; provided that the aggregate amount payable to each Unitholder under this Section 1.6(a)(i) shall be as set forth in the Closing Certificate (as may be revised pursuant to Section 1.10(b)); and
(ii)    the portion of the Additional Consideration, if any, payable in respect of such Company Unit, in each case, payable if, as and when set forth in this Agreement;
provided that in no event shall the Blockers be entitled to receive any portion of the amounts payable pursuant to this Section 1.6(a). All Company Units (other than the Blocker Units), when converted pursuant to this Section 1.6(a), shall no longer be outstanding, and each former holder thereof shall cease to have any rights with respect thereto, except the right to receive the amounts set forth in Section 1.6(a)(i) and Section 1.6(a)(ii) with respect to any such Company Unit formerly held thereby.
(b)    Limited Liability Company Interests of Merger Sub and the Blocker Units. At the Effective Time, by virtue of the Merger and without any action on the part of any Party, (i) the limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into 1,857,431 Surviving Company Units in the aggregate, and (ii) each Blocker Unit issued and outstanding immediately prior to the Effective Time shall remain outstanding and evidence one (1) Surviving Company Unit. Each certificate evidencing ownership of any limited liability company interests in Merger Sub, if any, shall automatically be deemed to evidence ownership of such Surviving Company Units.
1.7    Mechanism of Payment.
(a)    Prior to the Closing, Purchaser and the Sellers’ Representative shall enter into an agreement with the Paying Agent substantially in the form set forth in Exhibit D (the “Paying Agent Agreement”) providing for the payment of the portion of the Aggregate Closing Consideration payable pursuant to Section 1.6(a)(i) and any Additional Consideration payable to the Blocker Sellers and the Unitholders (other than any holder of Blocker Units) under Section 1.12(c) through Section 1.12(d) and Section 10.2(h)(ii).
(b)    As promptly as reasonably practicable after the date hereof, the Company shall deliver to each Unitholder (other than any holder of Blocker Units) a Letter of Transmittal in the form of Exhibit E (a “Letter of Transmittal”). Upon delivery by a Unitholder (other than any holder of Blocker Units) to the Paying Agent of a Letter of Transmittal, duly executed and completed in accordance with the instructions thereto (a “Completed LoT”), the Paying Agent shall pay to such Unitholder, as promptly as reasonably practicable following such delivery but in no event earlier than the Effective Time, cash in an amount equal to the portion of the Aggregate Closing Consideration payable to such Unitholder in accordance with Section 1.6(a)(i), which amount shall be paid by the Paying Agent by wire transfer of immediately available funds to the account designated by such Unitholder in such Unitholder’s Letter of Transmittal; provided that, to the extent any Unitholder (other than any holder of Blocker Units) has delivered a Completed LoT to the Paying Agent no later than two (2) Business Days prior to the Closing Date, the Parties intend that the Paying Agent shall, and shall instruct the Paying Agent to, make such payment of the portion of the Aggregate Closing Consideration payable to each such Unitholder in accordance with Section 1.6(a)(i) on the Closing Date; provided, however, that no Party shall have any Liability for any failure of the Paying Agent to make any such payment on the Closing Date. For the avoidance of doubt, (a) no Unitholder shall be entitled to receive any portion of the amounts payable pursuant to Section 1.6(a) until such Unitholder has delivered a Completed LoT to the Paying Agent and (b) no Unitholder shall be entitled to receive any amount payable under Section 1.6(a)(ii) until any such amount is otherwise payable in accordance with, and subject to specified contingencies set forth in, this Agreement. No interest or dividends shall be paid or accrued on the consideration payable to any Unitholder hereunder. Until surrendered in accordance with the provisions of this Section 1.7(b), the Company Units shall represent, for all purposes, only the right to receive an amount in cash equal to the portion of the amounts payable in respect thereof pursuant to Section 1.6(a), without any interest or dividends thereon.

(c)    None of Purchaser, Merger Sub, the RCP Parties, the GA Parties, the Company, the Paying Agent or the Surviving Company shall be liable to any Person in respect of any cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(d)    Any portion of the Payment Fund which remains undistributed to Unitholders pursuant to Section 1.7(b) for twelve (12) months after the Effective Time shall be delivered to Purchaser or its designee upon demand, and Unitholders shall thereafter look only to Purchaser as general creditor thereof for payment of their claims for any amount under Section 1.6(a)(i).
(e)    The Paying Agent shall invest any cash included in the Payment Fund as directed by Purchaser in accordance with the Paying Agent Agreement; provided that no such investment shall relieve Purchaser or the Paying Agent from making the payments required by this Section 1.7. Any interest or income produced by such investments shall be payable to Purchaser or its designee as directed by Purchaser.
1.8    No Further Ownership Rights in the Company Units. The rights into which Company Units (other than Blocker Units) were converted pursuant to Section 1.6 shall be deemed to be full satisfaction of all rights pertaining to such Company Units, and, upon the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Units which were outstanding immediately prior to the Effective Time.
1.9    Payoff Letters. On or prior to the Closing Date, the Company shall obtain payoff letters in customary form (each, a “Payoff Letter”) with respect to all outstanding Indebtedness of the Barteca Entities under the Contracts set forth on Schedule 1.9 (the “Closing Repaid Indebtedness”), and each such Payoff Letters shall (a) set forth the aggregate outstanding principal amount and all accrued but unpaid interest, fees, premiums, penalties and other amounts owed under such Closing Repaid Indebtedness as of the Closing Date, (b) contain payment instructions and (c) evidence the termination of each such Contract, and the satisfaction, release and discharge of all Indebtedness and other Liabilities under each such Contract and the agreement by the lenders thereunder and any other secured parties with respect thereto to release all Liens securing and guarantees of such Closing Repaid Indebtedness, in each case, upon the payment of such amounts in accordance with such payment instructions.
1.10    Closing Certificate.
(a)    No later than two (2) Business Days prior to the Closing, the Company shall deliver to Purchaser a written statement (the “Closing Certificate”), which the Company shall have prepared in good faith and in a manner consistent with the terms of (including the definitions contained in) this Agreement, setting forth:
(i)    the Company’s good-faith estimate of the Cash (the “Estimated Cash”), the Working Capital (the “Estimated Working Capital”), the total amount of Indebtedness outstanding as of the Closing, which shall include all Closing Repaid Indebtedness (the “Estimated Indebtedness”), and the Sellers’ Transaction Expenses (the “Estimated Sellers’ Transaction Expenses”), in each case, as may be revised pursuant to Section 1.10(b);
(ii)    the Aggregate Closing Consideration;

(iii)    the amount payable to each Unitholder (other than any holder of Blocker Units) under Section 1.6(a)(i);
(iv)    the GA Blocker Consideration;
(v)    the RCP Blocker Consideration;
(vi)    each Unitholder’s (other than any holder of Blocker Units) and each Blocker Seller’s pro rata portion (expressed as a percentage) of the Additional Consideration, if any, payable to the Blocker Sellers and the Unitholders (other than any holder of Blocker Units) pursuant to Section 1.12(c) through Section 1.12(d) and Section 10.2(h)(ii), if, as and when payable as set forth in this Agreement (each such pro rata portion, a “Pro Rata Share”); provided that that sum of all Pro Rata Shares shall equal 100%;
(vii)    the CEO Note Amount;
(viii)    each payee, and the amount payable thereto, of the Estimated Sellers’ Transaction Expenses set forth in the Closing Certificate, including (A) invoices from each such payee, (B) the amount owed to each such payee in order to satisfy all obligations of the Barteca Entities owed thereto in respect of such Sellers’ Transaction Expenses and (C) wire instructions for payment thereof; and
(ix)    wire instructions for payment of the RCP Blocker Consideration, the GA Blocker Consideration and the Sellers’ Representative Expense Fund.
(b)    Following delivery of the Closing Certificate and prior to the Closing, Purchaser and its Representatives may reasonably inquire of the Company regarding any reasonable questions, comments or disagreements Purchaser or its Representatives have with respect to the Closing Certificate, and the Company shall (i) reasonably cooperate with and respond reasonably promptly to any such questions, comments or disagreements and (ii) consider any such questions, comments and disagreements in good faith (and any such updates and revisions as may be agreed to by the Sellers’ Representative and Purchaser shall be deemed to be part of the Closing Certificate for all purposes of this Agreement); provided that (i) the Company shall have no obligation to update the Closing Certificate and no disagreement with respect to the amounts set forth in the Closing Certificate or the amount of the Aggregate Closing Consideration shall delay the Closing and (ii) no questions, comments or disagreements raised by Purchaser and not accepted by the Company for the purposes of the Closing Certificate shall be deemed to be waived and may be included or reflected in the Closing Statement pursuant to and in accordance with Section 1.12.
(c)    All payments to be made by Purchaser pursuant to Section 1.11 shall be made in accordance with the amounts for such items set forth in the Closing Certificate, as applicable.
1.11    Deliveries at the Closing. At the Closing, the Parties, as applicable, shall deliver, or cause to be delivered, each of the following:
(a)    Purchaser shall deliver to each RCP Blocker Stockholder, by wire transfer of immediately available funds to the applicable account set forth in the Closing Certificate,

such RCP Blocker Stockholder’s portion of the RCP Blocker Consideration in accordance with Section 1.1;
(b)    Purchaser shall deliver to GA Interholdco, by wire transfer of immediately available funds to the applicable account set forth in the Closing Certificate, the GA Blocker Consideration in accordance with Section 1.1;
(c)    Purchaser shall deliver to the Paying Agent, by wire transfer of immediately available funds to the account designated in writing by the Paying Agent, the aggregate portion of the Aggregate Closing Consideration payable pursuant to Section 1.6(a)(i) (the “Payment Fund”);
(d)    Purchaser shall deliver to the Escrow Agent, by wire transfer of immediately available funds to the applicable account designated in the Escrow Agreement, cash in an amount equal to the Escrow Amount;
(e)    Purchaser shall deliver to the Sellers’ Representative, by wire transfer of immediately available funds to the account designated in the Closing Certificate, an amount equal to $2,000,000 (the “Sellers’ Representative Expense Fund”);
(f)    Purchaser shall pay or cause to be paid to the Seller Transaction Advisors and any other payees contemplated by Section 1.10(a)(viii), by wire transfer of immediately available funds to the applicable accounts designated in the Closing Certificate, the amount of the Estimated Sellers’ Transaction Expenses owed thereto as set forth in the Closing Certificate;
(g)    Purchaser shall pay or cause to be paid, on behalf of the Barteca Entities, the Closing Repaid Indebtedness as specified in the Payoff Letters;
(h)    the RCP Blocker Stockholders shall deliver to Purchaser (i) if the shares of RCP Blocker Stock are represented by certificates, certificates representing all of the RCP Blocker Stock, duly endorsed in blank by the RCP Blocker Stockholders or (ii) if the RCP Blocker Stock are not represented by certificates, an assignment agreement with respect to the RCP Blocker Stock, in form and substance reasonably acceptable to Purchaser, duly executed by the RCP Blocker Stockholders;
(i)    the Company shall deliver to Purchaser a duly executed certificate satisfying the requirements of Treasury Regulations Section 1.1445-11T, in form and substance reasonably satisfactory to Purchaser;
(j)    Each Blocker Seller shall deliver to Purchaser a duly executed certificate satisfying the requirements of Treasury Regulations Section 1.1445-2(b), in form and substance reasonably satisfactory to Purchaser;
(k)    GA Interholdco shall deliver to Purchaser (i) if the GA Blocker Interests are represented by certificates, certificates representing all of the GA Blocker Interests, duly endorsed in blank by GA Interholdco or (ii) if the GA Blocker Interest are not represented by certificates, an assignment agreement with respect to the GA Blocker Interests, in form and substance reasonably acceptable to Purchaser, duly executed by GA Interholdco; and

(l)    the Company shall deliver to Purchaser letters of resignation, effective as of the Closing, executed by each member of the Company Board in office immediately prior to the Closing.
1.12    Determination of Post-Closing Adjustment.
(a)    As promptly as reasonably practicable, but in any event within sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Representative a written statement, setting forth Purchaser’s calculation of the Aggregate Closing Consideration, together with reasonable supporting information and documentation, including Purchaser’s good faith calculation of (i) Cash, (ii) the Sellers’ Transaction Expenses, (iii) the total amount of Indebtedness outstanding as of the Closing, (iv) Working Capital and (v) the Aggregate Adjusted Closing Consideration (such statement, the “Closing Statement”).
(b)    If the Sellers’ Representative disagrees with Purchaser’s calculation of the Cash, Indebtedness, Working Capital and/or the unpaid Sellers’ Transaction Expenses, in each case as reflected on the Closing Statement, the Sellers’ Representative may, within forty-five (45) days after receipt of the Closing Statement, deliver a written notice (the “Dispute Notice”) to Purchaser setting forth the Sellers’ Representative’s calculation of each disputed amount (each, an “Item of Dispute”). During such forty-five (45) day period, Purchaser shall (i) provide the Sellers’ Representative with reasonable access during normal business hours upon reasonable prior notice to the books and records (including supporting data) and Representatives of Purchaser, the Barteca Entities and the Blockers (and, subject to the execution of customary access papers, their accounts and auditors) for purposes of its review of the Closing Statement, and (ii) reasonably cooperate with the Sellers’ Representative in connection with such review, including by providing, on a reasonably timely basis, all other information reasonably requested by the Sellers’ Representative in connection with its review of the Closing Statement; provided that (A) any access shall be conducted in such a manner as does not unreasonably interfere with the normal operations of Purchaser, the Blockers or the Barteca Entities and (B) without the prior written consent of Purchaser, none of the Sellers’ Representative, the Blocker Sellers or the Unitholders or any of their respective Representatives shall knowingly contact any suppliers to, or other business relations (other than the Representatives of Purchaser, the Barteca Entities and the Blockers, including their accountants and auditors) of, Purchaser or any of its Affiliates (including the Barteca Entities), in each case, in connection with the review of the Closing Statement. If Purchaser does not receive a Dispute Notice within forty-five (45) days after receipt by the Sellers’ Representative of the Closing Statement, the Closing Statement shall be conclusive and binding upon each of the Parties. If Purchaser receives a Dispute Notice from the Sellers’ Representative within forty-five (45) days after receipt by the Sellers’ Representative of the Closing Statement, Purchaser and the Sellers’ Representative shall use their respective commercially reasonable efforts to resolve each Item of Dispute, and, if any Item of Dispute is so resolved, the Closing Statement shall be modified to the extent necessary to reflect such resolution. If any Item of Dispute remains unresolved as of the thirtieth (30th) day after delivery by the Sellers’ Representative of the Dispute Notice, Purchaser and the Sellers’ Representative shall jointly retain RSM US LLP to resolve such remaining disagreement, it being understood that any item not included as an Item of Dispute in the Dispute Notice shall be conclusive and binding upon each of the Parties as set forth in the Closing Statement. If RSM US LLP is unwilling or unable to serve as the Arbiter, the Sellers’ Representative and Purchaser shall jointly select and retain a nationally recognized accounting firm that is not the auditor or independent accounting firm of Purchaser, the Barteca Entities, the Blockers or any Blocker Seller to serve as the Arbiter (RSM US

LLP or such other accounting firm engaged in accordance with the terms and conditions of this Section 1.12(b), the “Arbiter”). If, within fifteen (15) days after any date the Arbiter informs the Sellers’ Representative and Purchaser that it is unable or unwilling to serve as the Arbiter, and the Sellers’ Representative and Purchaser cannot mutually agree on an alternate Person to serve as the Arbiter, either the Sellers’ Representative or Purchaser may request the American Arbitration Association to appoint as the Arbiter, within fifteen (15) days from the date of such request or as soon as practicable thereafter, a partner in a nationally recognized accounting firm that is not the auditor or independent accounting firm of any of Purchaser, the Barteca Entities, the Blockers or any Blocker Seller, who is a certified public accountant and who is independent of Purchaser, the Barteca Entities, the Blockers and the Blocker Seller to serve as the Arbiter. Purchaser and the Sellers’ Representative shall request that the Arbiter render a determination as to each unresolved Item of Dispute within thirty (30) days after its retention, and Purchaser and the Sellers’ Representative shall, and Purchaser shall cause the Blockers and the Barteca Entities and each of their respective Representatives to, reasonably cooperate with the Arbiter so as to enable it to make such determination as quickly and accurately as reasonably practicable, including by the provision by Purchaser, the Blockers and the Barteca Entities of reasonable supporting information and documentation relating to the Closing Statement or any Item of Dispute and all other items reasonably requested by the Arbiter (in each case in such a manner so as not to waive or eliminate any privilege applicable to any such information). The Arbiter shall consider only those items and amounts that were set forth on the Closing Statement and the Dispute Notice that remain unresolved by Purchaser and the Sellers’ Representative. In resolving any Item of Dispute, the Arbiter may not assign a value to any item greater than the greatest value for such item claimed by either Party, or less than the smallest value for such item claimed by either Party, on the Closing Statement or the Dispute Notice, as applicable. The Arbiter’s determination(s) shall be based upon the definitions of Cash, Sellers’ Transaction Expenses, Indebtedness and Working Capital (as applicable) included herein, and shall not be an independent review. The Arbiter’s determination of each Item of Dispute submitted to it shall be in writing, shall conform with this Section 1.12 and otherwise with terms of, including the definition set forth in, this Agreement and shall be conclusive and binding upon each of the Parties, and the Closing Statement shall be modified to the extent necessary to reflect such determination(s). The Arbiter shall allocate its fees, costs and expenses between Purchaser, on the one hand, and the Sellers’ Representative, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each such Party bears to the amount actually contested by such Party. The Cash, Sellers’ Transaction Expenses, total amount of Indebtedness outstanding as of the Closing and Working Capital, in each case as finally determined pursuant to this Section 1.12, are referred to herein as the “Actual Cash,” “Actual Sellers’ Transaction Expenses,” “Actual Indebtedness” and the “Actual Working Capital,” respectively.
(c)    If the Aggregate Adjusted Closing Consideration as finally determined pursuant to Section 1.12(b) is greater than the Aggregate Closing Consideration, then, within five (5) Business Days after the determination of Aggregate Adjusted Closing Consideration, (i) Purchaser shall pay an amount equal to such excess to the Paying Agent, by wire transfer of immediately available funds to the applicable account designated by the Paying Agent, and (ii) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay to the Paying Agent, by wire transfer of immediately available funds, the Adjustment Escrow Fund (the “Purchase Price Excess Amount”). As promptly as reasonably practicable after receipt of the Purchase Price Excess Amount, the Paying Agent shall disburse the Purchase Price Excess Amount to the Blocker Sellers

and the Unitholders (other than any holder of Blocker Units) in accordance with the Distribution Waterfall.
(d)    If the Aggregate Adjusted Closing Consideration is less than the Aggregate Closing Consideration (such amount, the “Purchase Price Shortfall”), then, within five (5) Business Days after the determination of the Aggregate Adjusted Closing Consideration, Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to (i) pay to Purchaser, by wire transfer of immediately available funds from the Adjustment Escrow Fund to a bank account designated in writing by Purchaser, an amount equal to the lesser of (A) the Purchase Price Shortfall and (B) the then remaining balance of the Adjustment Escrow Fund and (ii) following any payment pursuant to the foregoing clause (i), pay to the Paying Agent the then remaining balance of the Adjustment Escrow Fund, if any. As promptly as reasonably practicable after receipt of any such remaining balance, the Paying Agent shall disburse such remaining balance to the Blocker Sellers and the Unitholders (other than any holder of Blocker Units) in accordance with the Distribution Waterfall. The Parties agree that the Adjustment Escrow Fund shall serve as the sole and exclusive source of recovery for any amounts owed to Purchaser in connection with the final determination of the Aggregate Adjusted Closing Consideration pursuant to this Agreement.
(e)    The Parties agree that (i) this Section 1.12 is not intended to be used to adjust for errors, omissions or adjustments that may be found with respect to the Unaudited Financial Statements or any other balance sheet referenced in Section 2.17(a) or any inconsistencies or adjustments between the Unaudited Financial Statements or any other balance sheet referenced in Section 2.17(a) and GAAP and (ii) any payments pursuant to this Section 1.12 shall be treated as an adjustment to the applicable purchase price for Tax purposes to the maximum extent permitted by applicable Law.
1.13    Withholding. Notwithstanding any other provision in this Agreement, Purchaser, the Paying Agent and the Escrow Agent (and any of their respective agents or Affiliates) shall be entitled to deduct and withhold from any payments made pursuant to this Agreement any Taxes required to be deducted and withheld with respect to the making of such payments under the Code or any other applicable provision of applicable Law; provided, however, that in the case of any Unitholder (other than any holder of Blocker Units) that fails to timely deliver to the Paying Agent a certification of its non-foreign status satisfying the requirements of Section 1446(f) of the Code in accordance with the instructions included in the Letter of Transmittal, the Paying Agent shall be entitled to deduct and withhold the amount of any payment to be made pursuant to this Agreement to such Unitholder as required under applicable Tax Law; provided, further, that if Purchaser believes that any withholding of Tax is required with respect to any payment to be made pursuant to this Agreement (other than any withholding Tax obligation result from (a) any payments being treated as compensation under applicable Tax law, (b) the failure to satisfy the requirements of Section 1.11(i) or Section 1.11(j), or (c) the failure of any Unitholder to provide an IRS Form W-9 establishing an exemption from withholding under Section 1446(f) of the Code or backup withholding obligations), then it shall use commercially reasonable efforts to give written notice to the payee at least five (5) Business Days prior to making such payment (or, if later, promptly after becoming aware thereof), and it shall provide such payee a reasonable opportunity to provide any applicable certificates, forms or documentation that would reduce or eliminate the requirement to withhold Tax with respect to such payment under applicable Law. To the extent that amounts are so withheld and deducted pursuant to this Section 1.13, such withheld amounts (i) shall be remitted to the applicable Tax Authority to the extent required by applicable Law and (ii) shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.
1.14    Allocation of Amounts Paid By Purchaser or Merger Sub. Within ninety (90) days following the final determination of the Closing Statement, Purchaser shall provide the Sellers’ Representative with an allocation of the Aggregate Closing Consideration and the liabilities of the Barteca Entities (including any other relevant items for Tax purposes) among the assets of the Barteca Entities in accordance with the principles of Sections 743, 751, 755 and 1060 of the Code and the Treasury Regulations thereunder, and in accordance with the principles set forth in Schedule 1.14 (the “Purchase Price Allocation”). The Sellers’ Representative shall have a period of ten (10) Business Days following the receipt of such draft allocation to notify Purchaser in writing of any objections to such draft allocation. If the Sellers’ Representative does not timely object to such draft allocation, such allocation shall become final. If the Sellers’ Representative timely raises any written objections, Purchaser and the Sellers’ Representative shall negotiate in good faith to resolve such dispute. If Purchaser and the Sellers’ Representative fail to resolve any such dispute within ten (10) Business Days after the Sellers’ Representative delivers a written notice of objection, then the disputed items shall be resolved by the Arbiter in accordance with the procedural principles of Section 1.12(b) and this Section 1.14. Each of the Parties shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the final Purchase Price Allocation, and shall not take any position in any Tax Action that is inconsistent with the final Purchase Price Allocation, in each case unless otherwise required by a “determination” within the meaning of Section 1313 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. applicable Law).
1.15    CEO Note; Closing Payment Acknowledgment.
(a)    At the Closing, (i) Jeff Carcara shall pay to the Company an amount of cash equal to the CEO Note Amount in full satisfaction of the CEO Note and (ii) the Company shall deliver to Purchaser evidence, in form and substance reasonably acceptable to Purchaser, of such full satisfaction.
(b)    The Parties acknowledge and agree that the aggregate amount payable by Purchaser under Section 1.1 and Section 1.6(a)(i) is an amount equal to the difference of (i) the Aggregate Closing Consideration, minus (ii) the CEO Note Amount. For the avoidance of doubt, and without duplication of any amount included in Cash pursuant to the definition thereof, the amount of Estimated Cash included in the Aggregate Closing Consideration shall be increased by the CEO Note Amount in accordance with the terms of this Agreement and the amount payable to Jeff Carcara under Section 1.6(a)(i) pursuant to the Distribution Waterfall shall be calculated net of the CEO Note Amount.
ARTICLE 2

REPRESENTATIONS AND WARRANTIES REGARDING THE BARTECA ENTITIES
As a material inducement to Purchaser and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Purchaser and Merger Sub as follows:

2.1    Legal Status. Each of the Barteca Entities is duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation. Each of the Barteca Entities is qualified to do business in, and is in good standing in, every other jurisdiction where such qualification is required, except where the failure to so qualify or to be in good standing would not reasonably be expected to have a Material Adverse Effect. Each of the Barteca Entities has the requisite entity power to own, lease and operate its assets and properties and to carry on its business as now conducted, and the Company has the limited liability company power to enter into and to perform its obligations under this Agreement and the other documents contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby, in each case, without the consent or approval of any other Person. The Company has made available to Purchaser copies that are true and correct of (a) the Certificate of Formation of the Company, the Company LLC Agreement, the Registration Rights Agreement and the Securityholders Agreement and (b) the Governing Documents of each of the Barteca Entities, and all such Governing Documents have been maintained in accordance with commercially reasonable business practices. No Barteca Entity is in material violation of its Governing Documents.
2.2    Authorization. The execution and delivery by the Company of this Agreement and the other documents contemplated hereby to which it is a party and the performance by the Company of its obligations hereunder and thereunder are within the limited liability company powers of the Company and have been duly and validly authorized by all necessary limited liability company actions, including all actions required under the Company LLC Agreement, properly taken, and, except as set forth on Schedule 2.2, the Company has received all necessary Consents of Governmental Authorities, if any, that are required in connection with the execution, delivery and performance by the Company of this Agreement and the other documents contemplated hereby to which it is a party and the performance by the Company of its obligations hereunder. The transactions contemplated by this Agreement satisfy the criteria for (a) an “Approved Sale” (as defined in the Securityholders Agreement) and (b) an exercise of the “Drag-Along Rights” (as defined in the Securityholders Agreement) arising in connection therewith, in each case, pursuant to the Securityholders Agreement.
2.3    Validity and Binding Effect. This Agreement and the other documents contemplated hereby to which the Company is a party are the legal, valid and binding obligations of the Company, effective as of their date of execution and delivery, enforceable in accordance with their respective terms, subject to limitations imposed by bankruptcy, insolvency, moratorium or other similar Laws affecting the rights of creditors generally or the application of general equitable principles.
2.4    No Conflicts. Except as set forth on Schedule 2.4, the execution, delivery and performance by the Company of this Agreement and the other documents contemplated hereby to which it is a party and the consummation of each of the transactions contemplated hereby and thereby do not and shall not:
(a)    conflict with or result in any material breach of the terms of, constitute a material default under (with or without notice or lapse of time, or both), result in the termination or acceleration of, result in the loss of a benefit or in the imposition of an obligation under, give any third party the right to modify, amend, terminate, cancel or accelerate any material obligation under, or require any consent, approval, exemption, expiration of any waiting period or authorization

(each a “Consent”), or any notice, declaration or filing (each a “Filing”), under any Contract to which a Barteca Entity is a party;
(b)    result in the creation, or require the creation, of any Lien upon any of the Barteca Entities’ Equity Securities or assets or properties, with or without notice or lapse of time, or both;
(c)    contravene, conflict with or result in a violation of any Law or require any Consent of, or any Filing to or with, a Governmental Authority, including under or in connection with any Liquor License (except for the filing and recordation of the Certificate of Merger as required by the DLLCA and any such actions required by the HSR Act); and
(d)    contravene, conflict with or result in a violation of any Governing Document of any Barteca Entity;
except, in the case of Section 2.4(a) through Section 2.4(c), as would not have a Material Adverse Effect.
2.5    Capitalization.
(a)    The authorized limited liability company interests of the Company consist only of “Common Units” (as such term is defined in the Company LLC Agreement). Schedule 2.5(a) sets forth (i) all of the issued and outstanding Company Units (ii) whether such Company Unit is a “Class A Common Unit,” a “Class B Common Unit” or a “Class C Common Unit” (each such term as defined in the Company LLC Agreement) and (iii) any Threshold Amount (as such term is defined in the Company LLC Agreement) with respect to each such Company Unit. Schedule 2.5(a) also sets forth the record holders of the Company Units. The Company Units are duly authorized, validly issued and fully paid. The Company Units are the only issued or outstanding Equity Securities of the Company. There is no Indebtedness of any Barteca Entity for which the holders thereof have the right to vote (or any Indebtedness that is convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which any Unitholder or any holder of Equity Securities of a Barteca Entity may vote. None of the Barteca Entities have any class of Equity Securities that is registered, or is subject to registration, under the Securities Exchange Act of 1934 (the “Exchange Act”) or the Securities Act, and no class of Equity Securities of any Barteca Entity is listed on a national securities exchange. At no time has any class of securities issued by the Barteca Entities been held of record by 500 or more Persons.
(b)    None of the Company Units were issued in contravention of, and, except as set forth in the Company LLC Agreement, the Securityholders Agreement or the Registration Rights Agreement, none of the Company Units are subject to any preemptive right, registration right, any transfer restriction under any Contract, right of first refusal, right of first offer, drag-along right, tag-along right, any right contingent upon, or exercisable in connection with, any sale, transfer or other disposition of any Company Unit, any similar rights or restrictions, or subject to any option Contract, call, put, right to subscribe or conversion right. Except as set forth in the Company LLC Agreement, the Securityholders Agreement or the Registration Rights Agreement, the Company is not a party to any Contract, or subject to any obligation (contingent or otherwise), requiring the repurchase, redemption, acquisition, issuance, disposition or retirement of any Equity Securities of the Company. Other than as set forth in the Company LLC Agreement, the

Securityholders Agreement or the Registration Rights Agreement, there are no proxies or voting trusts with respect to, or any Contracts or arrangements with respect to the holding, voting or transfer of, any Company Units, to which the Company is a party. No dividends or similar distributions have accrued or been declared but are unpaid on any Equity Securities of the Barteca Entities, and none of the Barteca Entities is subject to any Liability (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of any Equity Securities thereof.
(c)    Schedule 2.5(c) sets forth (i) the name of each of the Subsidiaries of the Company and (ii) with respect to each such Subsidiary, (A) the jurisdiction in which it is incorporated or organized and (B) its issued and outstanding Equity Securities and the record owners thereof. None of the Barteca Entities own directly or indirectly any Equity Securities in any Person other than a Subsidiary set forth on Schedule 2.5(c). All of the outstanding Equity Securities in each Subsidiary set forth on Schedule 2.5(c) (the “Subsidiary Interests”) are owned beneficially and of record directly or indirectly by the Company, free and clear of Liens (other than, prior to the Closing, Liens arising under the Material Contracts regarding Indebtedness of the Barteca Entities set forth on Schedule 2.14). The Subsidiary Interests are duly authorized, validly issued, fully paid and non-assessable. The Subsidiary Interests are the only issued or outstanding Equity Securities of any Subsidiary of the Company. None of the Subsidiary Interests were issued in contravention of, and, except as set forth in the Governing Documents of the applicable Subsidiary, none of the Subsidiary Interests are subject to any preemptive right, registration right, any transfer restriction under any Contract, right of first refusal, right of first offer, drag-along right, tag-along right, any right contingent upon, or exercisable in connection with, any sale, transfer or other disposition of any Subsidiary Interests, any similar rights or restrictions, or subject to any option Contract, call, put, right to subscribe or conversion right. Except as set forth in the Governing Documents of the applicable Subsidiary, no Subsidiary of the Company is a party to any Contract, or subject to any obligation (contingent or otherwise), requiring the repurchase, redemption, acquisition, issuance, disposition or retirement of any Equity Securities of any Subsidiary of the Company. Other than as set forth in the Governing Documents of the applicable Subsidiary, there are no proxies or voting trusts with respect to, or any Contracts or arrangements with respect to the holding, voting or transfer of, any Subsidiary Interests, to which any Barteca Entity is a party.
2.6    Fees/Commissions. Except as provided in the Advisory Agreement or as set forth on Schedule 2.6, no broker, finder or investment banker retained by or authorized to act on behalf of the Company is entitled to any brokerage or finder’s fee, commission or other fee or charge to any Person with respect to the transactions contemplated under this Agreement or any other document contemplated hereby to which any Barteca Entity is a party.
2.7    Affiliate Transactions. Except as set forth on Schedule 2.7, (a) no (i) officer, director, partner, manager, equityholder or Affiliate of any Barteca Entity (other than an Affiliate that is a Subsidiary of a Barteca Entity), including the RCP Parties and the GA Parties, (ii) “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act, respectively) of, any such Person identified in clause (i) or (iii) any Person in which any Person identified in clauses (i) through (ii) owns any beneficial interest (all such Persons in the foregoing clauses (i) through (iii), “Related Persons”), on the one hand, is a party to any Contract, commitment or transaction with any of the Barteca Entities, on the other hand (a “Related Party Transaction”), or has any direct or indirect interest in any assets used by any of the Barteca Entities, (b) none of the Related Persons owes any amount to any of the Barteca Entities, nor do any of the Barteca Entities owe any amount to any Related Person, nor have any of the Barteca Entities committed to make any loan or extend or guarantee credit to or for the benefit of any Related Person, and (c) none of the Related Persons has any direct or indirect ownership interest in any of the properties leased by any of the Barteca Entities or the Persons who own such properties.
2.8    Litigation.
(a)    Except as set forth on Schedule 2.8(a), there is no Action pending or, to the Company’s Knowledge, threatened and, since January 1, 2015, there has not been any Action which has been made or, to the Company’s Knowledge, threatened, (i) against or affecting any of the Barteca Entities or any current or former officer or director of any Barteca Entity in his or her capacity as such or otherwise arising out of the conduct of the business of the Barteca Entities and (ii) that either (A) has resulted in or would reasonably be expected to result in a Liability of any Barteca Entity with a value greater than $300,000 or impose continuing obligations on any of the Barteca Entities, including injunctive or other non-monetary relief or (B) questions the validity of this Agreement or the other documents contemplated hereby to which any Barteca Entity is a party or the right of any Barteca Entity to enter into them or to consummate the transactions contemplated hereby or thereby. Neither the Company nor, to the Company’s Knowledge, any of its officers or directors, is a party or is named as subject to the provisions of any Order (in the case of such officers or directors, such as would affect the Barteca Entities).
(b)    All pending Actions against or affecting the Barteca Entities or any current or former officer or director of any Barteca Entity in his or her capacity as such or otherwise arising out of the conduct of the business of the Barteca Entities are fully covered by insurance policies currently in effect, subject to applicable deductibles, and there has been no denial or dispute of coverage by any insurer with respect to any such Action.
2.9    Environmental Matters.
(a)    Except as set forth on Schedule 2.9 or for such matters that would not have a Material Adverse Effect:
(i)    the Barteca Entities are in compliance, and since January 1, 2015, have complied, with all Environmental Laws, including with respect to all permits, licenses, certificates, registrations, accreditation and other authorizations that are required pursuant to Environmental Laws;
(ii)    no Barteca Entity has received any written notice or report regarding any actual or alleged violation by itself or any other Barteca Entity, or any liability (including investigatory, remedial or corrective obligation) of itself or any other Barteca Entity under, Environmental Law that has not been fully and finally resolved;
(iii)    there are no pending or, to the Company’s Knowledge or the Blocker Sellers’ Knowledge, threatened Actions by or before any arbitrator or Governmental Authority against or affecting the Barteca Entities and arising under or relating to Environmental Laws; and
(iv)    none of the Barteca Entities has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, distributed, released, or exposed any Person to, any hazardous substance, or owned or operated any facility or property that is or has been contaminated by any hazardous substance, so as would reasonably be expected to give rise to any current or future violations or liabilities (including any investigatory, corrective, or remedial obligations) of the Barteca Entities pursuant to any Environmental Laws; and
(b)    The Company has delivered or otherwise made available for inspection to Purchaser copies of any material third party reports, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments) or studies in the possession of any of the Barteca Entities related to: (i) any unresolved material notices or claims under any Environmental Law; (ii) any Hazardous Materials contamination in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by any of the Barteca Entities; or (iii) any of the Barteca Entities’ noncompliance with applicable Environmental Laws.
2.10    Taxes.
(a)    Except as set forth on Schedule 2.10(a), all income, sales and other material Tax Returns required to have been filed by the Barteca Entities under applicable Laws and regulations have been timely filed. All such Tax Returns were prepared in substantial compliance with applicable Laws and regulations and are true, correct and complete in all material respects.
(b)    All material Taxes due and owing by the Barteca Entities (whether or not shown or required to be shown on any Tax Return) have been timely paid. None of the Barteca Entities are currently the beneficiary of any extension of time within which to file any Tax Return.
(c)    No written claim has been received by any of the Barteca Entities from an authority in a jurisdiction where such Barteca Entity does not file Tax Returns that such Barteca Entity is or may be subject to taxation by that jurisdiction or is or may be required to file Tax Returns in that jurisdiction.
(d)    There are no Liens for Taxes (other than Permitted Liens) upon any of the Equity Securities or assets of any Barteca Entity.
(e)    Except as set forth on Schedule 2.10(e), the Barteca Entities have duly and timely withheld and paid all material Taxes required to have been withheld and paid by them (including in connection with any amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder, member or other third party), and the Barteca Entities have timely complied with all material reporting and recordkeeping requirements related thereto, including filing of Internal Revenue Service Forms W-2 and 1099. The Barteca Entities have timely collected all material sales, use, value added and similar Taxes required to be collected by them, and have timely remitted all such Taxes to the appropriate Tax Authority.
(f)    Except as set forth on Schedule 2.10(f), no Tax Actions are in progress or being conducted and, to the Company’s Knowledge, no Tax Actions are currently pending or threatened, in each case with respect to any of the Barteca Entities. None of the Barteca Entities has received from any Tax Authority (including in jurisdictions where such Barteca Entity has not filed Tax Returns), in writing, any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authority against any of the

Barteca Entities. None of the Barteca Entities have commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.
(g)    The Financial Statements adequately reflect, in all material respects, the accrual of the Tax liabilities of the Barteca Entities with respect to Taxes that are not yet due or payable for periods (or portions thereof) through the date of the Financial Statements. No material liability for Taxes has been incurred outside the ordinary course of business by or with respect to the Barteca Entities since the date of the Financial Statements.
(h)    No Person has waived any statute of limitations with respect to any Taxes, agreed to, requested or been granted any extension of time for filing any Tax Return that has not been filed, or agreed to, requested or been granted any extension of a period in which any Tax may be assessed or collected by any Tax Authority, in each case by or on behalf of a Barteca Entity.
(i)    None of the Barteca Entities are a party to or bound by any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than indemnification or reimbursement provisions in any such agreement or arrangement entered into in the ordinary course of business, the principal subject of which does not relate to Taxes). None of the Barteca Entities (i) have been a member of an affiliated group or a group filing a combined, consolidated, or unitary Tax Return or (ii) have liability for the Taxes of any Person under Treas. Reg. Section 1.1502-6 (or any analogous, comparable or similar provision of state, local, or non-U.S. Law), as a transferee or successor, by Contract, or otherwise.
(j)    None of the Barteca Entities have engaged in or been a party to any “listed transaction” within the meaning of Treas. Reg. Section 1.6011-4 (or any analogous, comparable or similar provision of state, local, or non-U.S. Law).
(k)    No closing agreements (as described in Section 7121 of the Code or any analogous, comparable or similar provision of state, local or non-U.S. applicable Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or requested by or with respect to any of the Barteca Entities.
(l)    Each of the Barteca Entities has been properly classified as either a partnership (within the meaning of Treas. Reg. Section 301.7701-2(a)) or a disregarded entity (within the meaning of Treas. Reg. Section 301.7701-3(b)(1)) for U.S. federal and applicable state and local income Tax purposes since the date of its formation.
(m)    None of the Barteca Entities has been a party to any transaction that was purported or intended to qualify in whole or in part under Section 355 of the Code or Section 361 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. applicable Law).
(n)    None of the Barteca Entities shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of Tax accounting initiated prior to or on the Closing, (ii) installment sale or open transaction disposition made on or prior to the Closing, (iii) prepaid amount or advance payment received or paid prior to the Closing, (iv) election under Section 108(i) of the Code or (v) intercompany transaction consummated on or prior to the Closing Date or excess loss account existing on or prior to the Closing, in either case described in Treasury Regulations issued under Section 1502 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. Law).
(o)    None of (i) the goodwill, (ii) the going concern value, or (iii) any other intangible asset that would not be amortizable but for Section 197 of the Code, in each case of the Barteca Entities, was held or used by the Barteca Entities, the Blockers, the Blocker Sellers, the Unitholders or any Person related (within the meaning of Section 197(f)(9)(C) of the Code) to the Barteca Entities, the Blockers, the Blocker Sellers or the Unitholders on or before August 10, 1993.
(p)    The Company has always filed its U.S. federal income Tax Returns reflecting the use of the “traditional method” pursuant to Section 1.704-3 of the Treasury Regulations.
(q)    None of the Barteca Entities is subject to any material Tax in any jurisdiction outside of the United States by virtue of having employees, a permanent establishment (within the meaning of the applicable Tax treaty) or any other fixed place of business in such jurisdiction.
(r)    None of the Barteca Entities has agreed or is required to make any adjustments pursuant to Section 482 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. Law). None of the Barteca Entities has received any notice from a Tax Authority proposing any such adjustment or change.
(s)    No Barteca Entity has elected to apply any provision of the Bipartisan Budget Act of 2015 (or any similar state or local provisions) for a taxable year beginning before January 1, 2018.
(t)    None of the Barteca Entities shall be required to include in income any amount under Section 965 of the Code.
(u)    No member (or former member) of a Barteca Entity has any right to any distributions with respect to Taxes (or otherwise) from the Barteca Entity that shall survive the Closing.
(v)    The Company has, and has had for all Tax periods in which Units have been sold or exchanged, including for any Tax periods in which the Blockers have acquired, directly or indirectly, any Units, a valid election in effect under Section 754 of the Code.
Notwithstanding anything to the contrary in this Article 2, nothing in this Agreement (including this Section 2.10) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including net operating losses) of any Barteca Entity following the Closing.
2.11    ERISA.
(a)    Schedule 2.11(a) sets forth a complete and correct list of each material Plan. The Barteca Entities have described or provided or made available to Purchaser current, accurate and complete copies of the following with respect to each material Plan, as applicable: (i)

the current plan document, all amendments thereto and all related current trust documents, (ii) the most recent annual reports (Form Series 5500), (iii) the most recent actuarial reports (if applicable) for all Plans, (iv) the most recent summary plan description, and (v) the most recent Internal Revenue Service determination or opinion letter issued with respect to each Plan intended to be qualified under Section 401(a) of the Code. No Barteca Entity sponsors a Plan maintained for the benefit of any service provider of the Barteca Entities located outside of the United States.
(b)    Except as set forth on Schedule 2.11(b), each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service stating that such Plan is so qualified and to the Company’s Knowledge nothing has occurred that caused or is reasonably likely to cause the loss of such qualification. Each Plan has been maintained, funded and administered in all material respects in compliance with its terms and the applicable provisions of ERISA, the Code, the PPACA and all other applicable Laws. Each Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance, and has been operated and maintained in all material respects in operational compliance, with Section 409A of the Code and all Internal Revenue Service guidance promulgated thereunder.
(c)    None of the Barteca Entities, nor, to the Company’s Knowledge, any of its current or former employees, officers or directors, or any other Person, have engaged in any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) or any breach of fiduciary duty (as determined under ERISA) with respect to any Plan that would result in material liability to the Barteca Entities. Except as set forth on Schedule 2.11(c), none of the Barteca Entities have any material liability or obligation for the provision of post-employment or post-termination life or health insurance (other than pursuant to COBRA). The Barteca Entities have complied and are in compliance in all material respects with the requirements of COBRA.
(d)    With respect to each Plan, all contributions and premium payments required to have been made or accrued prior to the Closing Date have, in all material respects, been timely made or properly accrued on the Financial Statements.
(e)    None of the Barteca Entities maintain, sponsor or contribute to, or have any current or contingent liability or obligation under or with respect to, any (i) employee benefit plan (as defined in Section 3(3) of ERISA) which is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA (iii) multiple employer plan as described in Section 413(c) of the Code or (iv) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. None of the Barteca Entities has any current or contingent liability or obligation with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.
(f)    Each individual who has received compensation from the Barteca Entities for the performance of services on behalf of the Barteca Entities has been properly classified as an employee or independent contractor in accordance with applicable Laws except as would not result in material Loss to the Barteca Entities.
(g)    There do not exist any material pending or, to the Company’s Knowledge, threatened Actions (other than routine claims for benefits or appeals thereof), with respect to (i) any Plan, (ii) the assets of any Plan or (iii) any Barteca Entity or the plan administrator or any fiduciary of the Plans with respect to the operation of such Plans.
(h)    Except as set forth on Schedule 2.11(h), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby shall (whether alone or upon the occurrence of any additional or further acts or events) (i) result in any payment becoming due to any current or former employee, director or consultant of any of the Barteca Entities or satisfy any prerequisite (whether exclusive or non-exclusive) to any payment or benefit to any current or former employee, director or consultant of the Barteca Entities, (ii) increase any benefits under any Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits under any Plan, or (iv) result in the forgiveness of any indebtedness of any current or former employee, director or consultant of the Barteca Entities.
(i)    No Barteca Entity is a party to any Contract (including any Plan) that has resulted or would result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, determined without regard to any arrangements entered into or negotiated with Purchaser or any of its Affiliates, or with the Company and at the direction of Purchaser or any of its Affiliates.
2.12    Employee Matters.
(a)    Except as set forth on Schedule 2.12(a), (i) none of the Barteca Entities are a party to any severance agreements, (ii) no member of the Senior Management Team has informed the Company (whether in writing, or orally to any of the other members of the Senior Management Team) of his or her intention to or, to the Company’s Knowledge, intends to, terminate his or her employment within the first twelve (12) months following the Closing Date, (iii) since January 1, 2015, there has not been any actual or, to the Company’s Knowledge, threatened unfair labor practice charges, Actions alleging any material complaint or material grievance, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or involving any Barteca Entity and (iv) since January 1, 2015, each of the Barteca Entities has been in and is in compliance in all material respects with all notice and other requirements under the WARN Act.
(b)    Except as set forth on Schedule 2.12(b), none of the Barteca Entities are a party to or bound by any collective bargaining agreement or any other Contract or arrangement with any labor union or labor organization; there are no collective bargaining agreements or other similar labor Contracts or arrangements that pertain to any of the employees of the Barteca Entities in their capacities as such; and no employees of the Barteca Entities are represented by any labor union or labor organization with respect to their employment with the Barteca Entities, as applicable. No labor union, labor organization or group of employees of the Barteca Entities has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s Knowledge, since January 1, 2015, there have been no labor union organizing activities with respect to any employees of the Barteca Entities.

(c)    Each of the Barteca Entities is in compliance in all material respects with all applicable Laws respecting employment and employment practices, including all Laws relating to the terms and conditions of employment, wage and hours (including with respect to tip credits and tip pooling), worker classification (both with respect to exempt vs. nonexempt status and employee vs. independent contractor status), pay equity, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.
(d)    Except as set forth in Schedule 2.12(d) each of the Barteca Entities has taken all remedial actions necessary to address, in all material respects, the deficiencies in their respective wage and hour practices identified by FordHarrison LLP in the Wage and Hour Audit Memorandum, dated as of July 15, 2016, and to comply with federal and state wage and hour Laws.
(e)    Except as set forth on Schedule 2.12(e), since January 1, 2015, except as would not result in a material Loss to the Barteca Entities, taken as a whole, none of the Barteca Entities have received written notice of, and there are no pending or, to the Company’s Knowledge, threatened (i) investigations by any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws or (ii) charges, complaints, lawsuits or other proceedings in any forum by or on behalf of any present or former employee of any Barteca Entity, any applicant for employment with any Barteca Entity or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(f)    Except as would not result in a material Loss to the Barteca Entities, taken as a whole, none of the Barteca Entities are delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.
(g)    The Barteca Entities are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.
(h)    Except as would not result in a material Loss to the Barteca Entities, taken as a whole, the Barteca Entities (i) maintain copies of I-9 Employee Eligibility Verification Forms for all current and former employees that were hired after January 1, 2011, to the extent required by Law, and (ii) are in compliance with the Immigration Reform and Control Act of 1986 respecting such current and former employees.
(i)    To the Company’s Knowledge, no employee of any Barteca Entity in the positon of Director or above is in any respect in violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to the applicable Barteca Entity or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the applicable Barteca Entity or (B) to the knowledge or use of trade secrets or proprietary information.
(j)    Except as set forth on Schedule 2.12(j), none of the Barteca Entities is party to a settlement agreement with a current or former officer, employee or independent contractor of any Barteca Entity resolving allegations of sexual harassment by either (i) an officer of any Barteca Entity or (ii) an employee of any Barteca Entity. There are no, and since January 1, 2015 there have not been any Actions pending or, to the Company’s Knowledge, threatened, against the Company, in each case, involving allegations of sexual harassment by (A) any member of the Senior Management Team or (B) any employee of the Barteca Entities in a managerial or executive position.
2.13    Insurance. Schedule 2.13 sets forth a true, correct and complete list of each material insurance policy to which any of the Barteca Entities is a party, a named insured or otherwise the beneficiary of coverage (specifying, with respect to each policy, the insurer, type of insurance and any pending claims thereunder) (all such insurance policies, the “Insurance Policies”). All premiums due on the Insurance Policies have been paid. All Insurance Policies (a) are, to the Company’s Knowledge and assuming due authorization, execution and delivery of the Insurance Policies by the applicable insurance carriers, valid and binding in accordance with their terms and (b) to the Company’s Knowledge, have not been subject to any uncured lapse in coverage. None of the Barteca Entities have received written notice of cancellation or non-renewal of any material insurance policy or binder. There is no material Action pending under any of the Insurance Policies, and coverage has not been denied or disputed by the underwriters of any Insurance Policy. None of the Barteca Entities are in material default under or material breach of any Insurance Policy. The Company has delivered to Purchaser a true and complete copy of each Insurance Policy.
2.14    Material Contracts. Schedule 2.14 sets forth a list of all Material Contracts. All of the Material Contracts are in full force and effect and are valid, binding and enforceable against the Barteca Entity that is party to such Material Contract and, to the Company’s Knowledge, the other parties thereto, in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights and as limited by general principles of equity that restrict the availability of equitable remedies. The applicable Barteca Entity and, to the Company’s Knowledge, the other parties thereto have performed all material obligations required to be performed by it or them under any Material Contract as of the date hereof, and the applicable Barteca Entity is not, and to the Company’s Knowledge, such other parties are not in material default under, or in material breach of, any such Material Contract. No event has occurred which with or without the passage of time or the giving of notice or both would result in a material default, material breach or event of material noncompliance by the Barteca Entities under any such Material Contract. The Company has not received written (or, to the Company’s Knowledge, oral) notice of the intention of any party to a Material Contract to cancel, terminate, modify, amend or renegotiate in a manner materially adverse to the Barteca Entities any such Material Contract. No party to any Material Contract has provided written or, to the Company’s Knowledge, oral notice to any other party thereto requesting indemnification or defense under any such Material Contract. Copies that are true, correct and complete of each Material Contract as in effect as of the date hereof have been made available to Purchaser prior to the date hereof.
2.15    Properties; Tangible Assets.
(a)    Schedule 2.15(a) is a true and complete list of the address and fee owner of each parcel of Owned Real Property. The applicable Barteca Entity has good and marketable fee simple title to each parcel of Owned Real Property free and clear of all Liens except for Permitted Liens. Except as set forth on Schedule 2.15(a), none of the Barteca Entities have leased, licensed or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. There are (i) no pending or, to the Company’s Knowledge, threatened appropriation, condemnation, eminent domain or other Actions with respect to any Owned Real Property, or (ii) no sales or other dispositions of such Owned Real Property or any part thereof in lieu of condemnation.
(b)    Schedule 2.15(b) sets forth a true and complete list of the address of each parcel of Leased Real Property, and a true and complete list of all Real Property Leases for each such Leased Real Property (including all amendments, restatements, modifications, forbearances, waivers, extensions, renewals, guaranties and other agreements with respect thereto). The applicable Barteca Entity has good and valid title to the leasehold estate and enjoys peaceful and undisturbed possession of, the Leased Real Property, free and clear of all Liens other than Permitted Liens. The Company has delivered to Purchaser a true and complete copy of each such Real Property Lease document and, in the case of any oral Real Property Lease, a written summary of the material terms of such Real Property Lease.
(c)    With respect to each of the Real Property Leases, except as set forth on Schedule 2.15(c):
(i)    no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been redeposited in full within the time period provided in such Real Property Lease;
(ii)    the other party to such Real Property Lease is not an Affiliate of, and otherwise does not have any economic interest in, any Barteca Entity;
(iii)    none of the Barteca Entities have subleased, assigned, licensed, transferred, conveyed or otherwise granted any Person any of its leasehold interests in, or granted any Person any right to use or occupy or possess or otherwise encumber any portion of any such Leased Real Property;
(iv)    except as would not result in a material Loss to the Barteca Entities taken as a whole, the present use of the land, buildings, structures and improvements on any such Leased Real property are in conformity with all applicable Laws;
(v)    no Barteca Entity has received any notice (whether written or oral) from any Governmental Authority asserting any violation or alleged violation of applicable Laws with respect to any such Leased Real Property that remains uncured as of the date hereof.
(d)    The Owned Real Property listed on Schedule 2.15(a), together with the Leased Real Property listed on Schedule 2.15(b), constitutes all of the real property used in the businesses of the Barteca Entities as currently conducted.
(e)    Except as set forth on Schedule 2.15(e), each Barteca Entity owns, and has good and valid title to, or has valid and subsisting leasehold interests with respect to, all material tangible personal property and other tangible assets used or held for use in its businesses and operations, free and clear of any Lien (other than any Permitted Lien). The tangible properties and other tangible assets of the Barteca Entities (i) are sufficient for the conduct and operations of their business as presently conducted and (ii) other than obsolete assets and properties or other assets or properties that are no longer used or useful in their business, are in reasonably good repair and operating condition (subject to ordinary wear and tear).
2.16    Intellectual Property.
(a)    All Company Intellectual Property Rights are either (i) owned by the Barteca Entities (the “Owned Intellectual Property Rights”), or (ii) used by the Barteca Entities pursuant to a valid license or other lawful right (the “Licensed Intellectual Property Rights”). The Barteca Entities solely and exclusively own and possess all right, title and interest in and to each item of Owned Intellectual Property Rights free and clear of all Liens (except for Permitted Liens) and have a valid right to use all Licensed Intellectual Property Rights that are material to the operation of their business; provided, however, that the foregoing shall not be deemed a representation or warranty that the conduct of the businesses of the Barteca Entities does not infringe, misappropriate or otherwise violate the rights of any Person in any Intellectual Property Rights. Schedule 2.16(a) sets forth a complete and accurate list of all registrations or applications for registration of Owned Intellectual Property Rights. All registrations of the Owned Intellectual Property Rights are in force and valid and enforceable.
(b)    Except as set forth on Schedule 2.16(b): (i) None of the Barteca Entities have, in the past three (3) years, received any written claims or written threats (including in the form of unsolicited written offers or invitations to obtain a license under any patent or copyright) from any Person against any Barteca Entity, including any Governmental Authority, contesting the ownership, use, validity or enforceability of any Owned Intellectual Property (excluding, for clarity, office actions or similar ex parte correspondence issued in the ordinary course of prosecution), or alleging that the operation of the Barteca Entities’ business as currently conducted, or as it has been conducted in the past three (3) years, infringes on, misappropriates or otherwise violates, or has infringed on, misappropriated or otherwise violated, the Intellectual Property Rights of any third party; (ii) the operation of the Barteca Entities’ business as currently conducted, and as it has been conducted in the past three (3) years does not infringe on, misappropriate or otherwise violate, and has not infringed on, misappropriated or otherwise violated, in any material respect, any Intellectual Property Rights of any third party; (iii) to the Company’s Knowledge, no Person has infringed on, misappropriated or otherwise violated, in any material respect, any Owned Intellectual Property Rights, and no such claims have been asserted or threatened in writing against any Person by any of the Barteca Entities in the past three (3) years; and (iv) there are no orders, writs, injunctions, or decrees to which any of the Barteca Entities is subject that restrict any Barteca Entity’s use or ownership of any material Company Intellectual Property Rights.
(c)    Except as set forth on Schedule 2.16(c), to the Company’s Knowledge, the Barteca Entities solely and exclusively own and possess all right, title and interest in and to the BARTACO and BARCELONA WINE BAR Trademarks for use in connection with restaurants and restaurant services in the United States.
(d)    The Barteca Entities are and have at all times in the past three (3) years been in material compliance with all (i) applicable Laws (including with applicable Payment Card Industry Data Security Standards (PCI-DSS) and Payment Application Data Security Standards (PA-DSS)), (ii) terms of any consumer-facing privacy policies, and (iii) Contracts to which they are a party or are otherwise bound, in each case, regarding the collection, use, storage and protection of personally identifiable information (collectively, “Data Security Requirements”) and have not, in the past three (3) years, received any written complaints from any Person, or written notice of any inquiry or investigation by any Governmental Authority, with respect to the handling and security of personally identifiable information by or on behalf of any of the Barteca Entities. The consummation of the transactions contemplated hereby shall not materially breach or otherwise cause any material violation of any Data Security Requirements. To the Company’s Knowledge, no Person has gained unauthorized access to or made any unauthorized use of any personally identifiable information maintained or controlled by or on behalf of the Barteca Entities in the past three (3) years.
(e)    The computer systems and software used by the Barteca Entities in the conduct of their business are sufficient in all material respects for the operation of the business of the Barteca Entities as currently conducted. The Barteca Entities have not experienced any material defects in such software or systems, including any material error in the processing of any transactions, other than defects which have been corrected in all material respects. During the past three (3) years, (i) there have been no material security breaches in the information technology systems of the Barteca Entities or the information technology systems of third Persons to the extent used by or on behalf of the Barteca Entities (with respect to third Persons, solely with respect to those third Persons that store any personally identifiable or other sensitive information of the Barteca Entities in their systems), and (ii) there have been no disruptions in any information technology systems that materially adversely affected the business or operations of the Barteca Entities. The Barteca Entities have evaluated their disaster recovery and backup needs and have implemented plans and systems reasonably designed to address their assessment of risk.
2.17    Financial Statements; Indebtedness; Liabilities.
(a)    Schedule 2.17(a) sets forth: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of January 2, 2018, January 3, 2017 and December 29, 2015, and the related audited consolidated statements of operations and cash flows of the Company and its Subsidiaries for the respective years then ended (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of February 28, 2018 and the related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries as of and for the three (3) months ended February 28, 2018 (the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, consistently applied, and present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Barteca Entities (taken as a whole) as of such dates and for such periods referred to therein in accordance with GAAP, subject to, in the case of the Unaudited Financial Statements, (A) the absence of footnote disclosures and (B) changes resulting from year-end adjustments that are not material. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Barteca Entities, which books and records have been maintained in accordance with GAAP. None of the Barteca Entities maintain any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Commission.
(b)    Except as set forth on Schedule 2.17(b), the Barteca Entities maintain materially accurate books and records reflecting their respective assets and liabilities and maintain and has maintained for all periods reflected in the Financial Statements, in all material respects, proper and adequate internal accounting controls that provide reasonable assurance that the Financial Statements are accurately prepared, their respective assets are accurately accounted for, and its accounts, notes and other receivables and inventory are recorded accurately, in each case in accordance with GAAP. None of the Barteca Entities or, to the Company’s Knowledge, any auditor, accountant or other Representative of a Barteca Entity has received written notice of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Barteca Entities or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any Barteca Entity has engaged in fraudulent or questionable accounting or auditing practices.
(c)    Schedule 2.17(c) sets forth each item of Indebtedness of the Barteca Entities outstanding as of the date hereof.
(d)    None of the Barteca Entities has any material Liabilities of a type that would be required by GAAP to be set forth on a consolidated balance sheet of the Company (or in the notes thereto), except for Liabilities (i) to the extent reflected or reserved against on the face of the balance sheet included in the Unaudited Financial Statements or (ii) to the extent incurred in the ordinary course of business (excluding any Liability for breach of Contract, breach of warranty, tort, infringement, Action, violation of Law, an environmental Liability or clean-up obligation by the Barteca Entities) since the date of the balance sheet included in the Unaudited Financial Statements.
2.18    Absence of Changes.
(a)    Since January 2, 2018, no Material Adverse Effect has occurred.
(b)    Since April 3, 2018, except as set forth on Schedule 2.18(b), the Barteca Entities have operated in the ordinary course of business, and no Barteca Entity has taken any of the following actions:
(i)    amended or modified its Governing Documents;
(ii)    adjusted, split, combined, amended the terms of or reclassified any of its Equity Securities;
(iii)    declared, set aside or paid any dividend or distribution with respect to any of its Equity Securities or redeemed or repurchased, directly or indirectly, any Equity Securities, or authorized for issuance, issued, granted, sold, pledged, encumbered or transferred any Equity Securities of any Barteca Entity;
(iv)    entered into any settlement for, or compromised, any Action (A) where the settlement or compromise involves injunctive or other equitable relief against any Barteca Entity or (B) if such settlement or compromise results or would result in any Barteca Entity paying more than $100,000 in excess of the proceeds received, if any, from any insurance policies or third-party indemnitor in connection with such settlement or compromise;
(v)    sold, leased, assigned, transferred or otherwise disposed of any of its (A) material assets, other than sales of obsolete equipment in the ordinary course of business or (B) Owned Real Property;

(vi)    sold, assigned, licensed, transferred, abandoned, permitted to lapse, or otherwise disposed of any material Intellectual Property Rights used by, owned by, issued to, or licensed to the Barteca Entities, other than in the ordinary course of business;
(vii)    other than compensation, management fees and rent paid in the ordinary course of business, directly or indirectly engaged in any transaction or entered into, amended or terminated, any arrangement with any Related Persons;
(viii)    (A) made, changed or revoked any material Tax election, other than in the ordinary course of business, (B) changed an annual Tax accounting period, (C) adopted or changed any material Tax accounting method, (D) filed any amended Tax Return, (E) entered into any closing agreement, (F) filed any request for rulings or special Tax incentives with any Tax Authority, (G) settled or compromised any material Tax Action, (H) surrendered or compromised any right to claim a material refund of Taxes, (I) consented to any extension or waiver of the limitation or filing period applicable to any Tax Action or Tax Return (other than statutory extensions of time to file Tax Returns automatically granted), (J) entered into any Tax allocation, indemnity or sharing agreement (other than any such agreement or arrangement the principal subject of which does not relate to Taxes), or (K) caused or permitted any other Person to take any of the actions described in the foregoing clauses (A) through (J), in each case for or on behalf of a Barteca Entity;
(ix)    (A) incurred any Indebtedness, other than any Indebtedness incurred or drawn under the Contracts set forth on Schedule 1.9 and included in the Closing Repaid Indebtedness, or (B) imposed any Liens upon any of its material assets, tangible or intangible;
(x)    (A) entered into any Contract to (1) acquire, or otherwise combine with, by merger, consolidation or otherwise, any business of any other Person, (2) other than a Real Property Lease, acquire material assets of any other Person outside of the ordinary course of business or (3) acquire any Equity Securities of any other Person or (B) consummated any of the foregoing;
(xi)    (A) accelerated, terminated, modified, amended or cancelled any Material Contract, other than a termination of a Contract pursuant to an expiration in accordance with their respective terms and would not be replaced or renewed in the ordinary course of business, or (B) waived, released or assigned any material rights or Actions under any Material Contract;
(xii)    (A) changed in any material respect any of its methods of accounting or accounting practices, except as may be required by applicable Laws or GAAP or (B) other than in the ordinary course of business or as required by applicable Laws or GAAP, changed in any material respect its cash management practices or its policies, practices and procedures for collecting accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;
(xiii)    except as required by Law or the terms of a Plan in existence on the date hereof, (A) adopted, terminated or amended any Plan other than in connection with immaterial or ministerial amendments to health and welfare plans that did not materially increase benefits or result in a material increase in administrative costs, (B) increased the compensation or fringe benefits of any director, officer, employee or consultant of any Barteca Entity, other than increases in annual base salary or wage rate in the ordinary course of business for employees whose annual base compensation does not exceed $250,000, (C) granted any new equity or equity-based awards to any director, officer, employee or consultant of any Barteca Entity, (D) took any action to accelerate the vesting or payment of any compensation or benefits under any Plan or any action to fund or secure the payment of compensation or benefits under any Plan or (E) hired, retained or terminated the employment or services of any director, officer, employee or consultant of any Barteca Entity whose annual base compensation exceeds $200,000, other than a termination for cause or the hiring of non-officer employees in the ordinary course of business; or
(xiv)    except as specifically set forth in or contemplated by this Agreement, agreed or committed to do any of the foregoing.
2.19    Compliance with Laws and Agreements.
(a)    Except as set forth on Schedule 2.19(a), each of the Barteca Entities is, and, since January 1, 2015, has been, in compliance with all Laws applicable to it or its property or assets and all Contracts and other instruments binding upon it or its property or assets, except as would not result in a material Loss to the Barteca Entities taken as a whole.
(b)    Each Barteca Entity possesses all licenses (including Liquor Licenses), permits, franchises, exemptions, approvals, certificates, accreditations and other authorizations from Governmental Authorities (collectively “Permits”) necessary for the lawful ownership of its property and the conduct of its business, except for failures to hold such Permits that would not, individually or in the aggregate, reasonably be expected to be material to the Barteca Entities taken as a whole. Except as set forth on Schedule 2.19(b), no written notices have been received by the Barteca Entities alleging that a Barteca Entity fails to hold any such Permit, and no Barteca Entity has received any notice, and, to the Company’s Knowledge, no Person is threatening to send any notice, (i) asserting that any Barteca Entity is in material violation of any term or requirement of any such Permit, (ii) notifying any Barteca Entity of the revocation or withdrawal of any such Permit or (iii) imposing any material condition, limitation, modification or amendment on any such Permit, in each case that remains unresolved, unsettled, uncured or otherwise outstanding, and each of the Barteca Entities is in compliance in all material respects with all terms and conditions of such Permits. Except as disclosed on Schedule 2.19(b), immediately after the Closing, all of such Permits shall be available for use by the Barteca Entities on the same terms and conditions as immediately prior to the Closing, except (A) as may otherwise be required by any Governmental Authority as a result of the transactions contemplated by this Agreement, including as a result of the addition of Purchaser or any Affiliate thereof to any application or renewal for any such Permit, (B) for changes or modifications consented to by Purchaser, or (C) changes or modifications which are not material to the conduct of business of the Barteca Entities.
2.20    Sufficiency of Assets. Except as set forth on Schedule 2.20, (a) the assets and properties of or used by the Barteca Entities constitute all of the material assets and properties used or held for use in the businesses of the Barteca Entities as currently conducted and (b) none of the Blocker Sellers, the Unitholders or any of their respective Representatives (other than the Barteca Entities) own any material assets or properties used in or held for use in the operation of the businesses of the Barteca Entities as currently conducted (other than, as of the date hereof, the Blocker Interests and Company Units).

2.21    Accounts Receivable. The accounts receivable of the Barteca Entities reflected on the balance sheet included in the Unaudited Financial Statements and the accounts receivable of the Barteca Entities arising after the date of the Unaudited Financial Statements have arisen from bona fide transactions entered into by a Barteca Entity involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice. Any reserve for bad debt or doubtful accounts with respect to such accounts receivable have been determined in accordance with GAAP.
2.22    Key Suppliers. Schedule 2.22 sets forth the twenty (20) largest suppliers and vendors of the Barteca Entities (taken as a whole), measured by amounts paid thereto by the Barteca Entities during the period of January 1, 2017 through December 31, 2017 (each, a “Key Supplier”) and all amounts paid by the Barteca Entities to each Key Supplier during such period.
2.23    Sellers’ Transaction Expenses. Schedule 2.23 sets forth all payees of the Sellers’ Transaction Expenses. All Sellers’ Transaction Expenses shall be included in the Estimated Sellers’ Transaction Expenses.
2.24    Gift Cards. Except as set forth on Schedule 2.24, all gift cards and gift certificates issued by any Barteca Entity that have an outstanding balance were issued by Barcard, LLC, a Massachusetts limited liability company, or were issued by a Subsidiary of the Company organized under the Laws of the State of Connecticut.
2.25    Credit Support Arrangements. No Barteca Entity is party to any Credit Support Arrangement in favor of any other Person (other than a Barteca Entity).
2.26    No Additional Representations or Warranties. Except for the representations and warranties expressly contained in this Article 2 (as qualified by the Disclosure Schedules to the extent provided by the express terms and conditions (including limitations and exclusions) of this Agreement) (it being understood that Purchaser, Merger Sub and each of their Representatives have relied only on such express representations and warranties), Purchaser and Merger Sub each acknowledge and agree, on its own behalf and on behalf of their Representatives, that neither the Company nor any other Person on behalf of the Company makes, and neither Purchaser, Merger Sub nor any of their Representatives has relied on, the accuracy or completeness of any express or implied representation or warranty (including any representation or warranty, express or implied, as to the quality, merchantability, fitness of a particular purpose or condition of assets) with respect to the Barteca Entities or with respect to any statement or information of any nature made or provided by any Person or any information, statements, disclosures, documents, projections, forecasts or other materials made available to Purchaser, Merger Sub or any of their respective Representatives in that certain datasite administered by DropBox, Inc. (the “Dataroom”) or otherwise on behalf of the Company or any of its Representatives to Purchaser, Merger Sub or any of their respective Representatives. Each of Purchaser and Merger Sub (i) acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts and other materials and (ii) take full responsibility for making its own evaluation as to the accuracy and adequacy of the materials so furnished to them or to their respective Representatives. Without limiting the foregoing or any of Purchaser’s or Merger Sub’s rights or remedies under this Agreement, neither the Company nor any other Person will have or be subject to any liability whatsoever to Purchaser, Merger Sub or any other Person, to the extent resulting from the distribution to Purchaser, Merger Sub or any of their Representatives, or Purchaser’s, Merger Sub’s or any of their Representatives use of or reliance on, any such information, including any information, statements, disclosures, documents, projections, forecasts or other materials made available to Purchaser, Merger Sub or any of their Representatives in the Dataroom or otherwise in expectation of the transactions contemplated by this Agreement or any discussions with respect to any of the foregoing information.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE BLOCKER SELLERS
As a material inducement to Purchaser and Merger Sub to enter into this Agreement and purchase the Blocker Interests to be purchased hereunder, each of the Blocker Sellers, severally and solely with respect to itself, represents and warrants to Purchaser and Merger Sub as follows:
3.1    Organization. Each Blocker Seller is a limited partnership, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each Blocker Seller has the partnership power to own, lease and operate its assets and properties and to carry on its business as now conducted, except as would not have, individually or in the aggregate, a material adverse effect on the ability of such Blocker Seller to perform its obligations under this Agreement.
3.2    Authorization of Transactions. The execution and delivery by each of the Blocker Sellers of this Agreement and the other documents contemplated hereby to which it is a party and the performance by each of the Blocker Sellers of its obligations hereunder and thereunder are within its partnership powers and have been duly and validly authorized by all necessary partnership actions properly taken, and each of the Blocker Sellers has received all necessary Consents of Governmental Authorities, if any, that are required in connection with the execution, delivery and performance by each of Blocker Sellers of this Agreement and the other documents contemplated hereby to which it is a party and the performance by each of the Blocker Sellers of its obligations hereunder. This Agreement and the other documents contemplated hereby to which any of the Blocker Sellers are a party are the legal, valid and binding obligations of the Blocker Sellers, effective as of the date of the execution and delivery thereof, enforceable in accordance with their respective terms, subject to limitations imposed by bankruptcy, insolvency, moratorium or other similar Laws affecting the rights of creditors generally or the application of general equitable principles.
3.3    No Conflicts. The execution, delivery and performance by each of the Blocker Sellers of this Agreement and the other documents contemplated hereby to which it is a party and the consummation of each of the transactions contemplated hereby and thereby do not and shall not:
(a)    conflict with or result in any material breach of the terms of, constitute a material default under (with or without notice or lapse of time, or both), result in the termination or acceleration of, result in the loss of a benefit or in the imposition of an obligation under, give any third party the right to modify, amend, terminate, cancel or accelerate any material obligation under, or require any Consent or Filing, under any material Contract to which such Blocker Seller is a party or by which any asset or property of such Blocker Seller is bound;

(b)    result in the creation, or require the creation, of any Lien upon any of such Blocker Seller’s Equity Securities or assets or properties, with or without notice or lapse of time, or both;
(c)    contravene, conflict with or result in a violation of any Law or require any Consent of, or any Filing to or with, a Governmental Authority, including under or in connection with any Liquor License (except for the filing and recordation of the Certificate of Merger as required by the DLLCA and any such actions required by the HSR Act); and
(d)    contravene, conflict with or result in a violation of any Governing Document of such Blocker Seller;
except, in the case of Section 3.3(a) through Section 3.3(c), as would not have, individually or in the aggregate, a material adverse effect on the ability of such Blocker Seller to perform its obligations under this Agreement.
3.4    Litigation. There are no material Actions pending or, to the Blocker Sellers’ Knowledge, threatened against or affecting such Blocker Seller, which (a) individually or in the aggregate would have a material adverse effect on the ability of such Blocker Seller to perform its obligations hereunder or (b) question the validity of this Agreement or the other documents contemplated hereby to which any Blocker Seller is a party or the right of any Blocker Seller to enter into them or to consummate the transactions contemplated hereby or thereby.
3.5    Fees/Commissions. Except as provided in the Advisory Agreement, no broker, finder or investment banker retained by or authorized to act on behalf of any Blocker Seller is entitled to any brokerage or finder’s fee, commission or other fee or charge to any Person with respect to the transactions contemplated under this Agreement or any other document contemplated hereby to which any such Blocker Seller is a party.
3.6    Ownership. Such Blocker Seller owns of record all of the Blocker Interests set forth opposite such Blocker Seller’s name on Schedule 3.6, free and clear of any Liens and any other restrictions on transfer (other than any restrictions under the Securities Act or state securities Laws or Liens solely created by or resulting from actions of Purchaser). At the Closing, such Blocker Seller shall sell, assign, transfer, convey and deliver to Purchaser good and valid title to such Blocker Interest, free and clear of any Liens and any other restrictions on transfer (other than any restrictions under the Securities Act or state securities Laws or Liens solely created by or resulting from actions of Purchaser).
3.7    No Additional Representations or Warranties. Except for the representations and warranties expressly contained in this Article 3 (as qualified by the Disclosure Schedules to the extent provided by the express terms and conditions (including limitations and exclusions) of this Agreement) (it being understood that Purchaser, Merger Sub and each of their Representatives have relied only on such express representations and warranties), Purchaser and Merger Sub each acknowledge and agree, on its own behalf and on behalf of their Representatives, that neither such Blocker Seller nor any other Person on behalf of such Blocker Seller makes, and neither Purchaser, Merger Sub nor any of their Representatives has relied on, the accuracy or completeness of any express or implied representation or warranty (including any representation or warranty, express or implied, as to the quality, merchantability, fitness of a particular purpose or condition of assets)

with respect to such Blocker Seller or with respect to any statement or information of any nature made or provided by any Person or any information, statements, disclosures, documents, projections, forecasts or other materials made available to Purchaser, Merger Sub or any of their respective Representatives in the Dataroom or otherwise on behalf of such Blocker Seller or any of its Representatives to Purchaser, Merger Sub or any of their respective Representatives. Each of Purchaser and Merger Sub (i) acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts and other materials and (ii) take full responsibility for making its own evaluation as to the accuracy and adequacy of the materials so furnished to them or to their respective Representatives. Without limiting the foregoing or any of Purchaser’s or Merger Sub’s rights or remedies under this Agreement, neither such Blocker Seller nor any other Person will have or be subject to any liability whatsoever to Purchaser, Merger Sub or any other Person, to the extent resulting from the distribution to Purchaser, Merger Sub or any of their Representatives, or Purchaser’s, Merger Sub’s or any of their Representatives use of or reliance on, any such information, including any information, statements, disclosures, documents, projections, forecasts or other materials made available to Purchaser, Merger Sub or any of their Representatives in the Dataroom or otherwise in expectation of the transactions contemplated by this Agreement or any discussions with respect to any of the foregoing information.
ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE BLOCKERS
As a material inducement to Purchaser and Merger Sub to enter into this Agreement and purchase the Blocker Interests to be purchased hereunder, each of the Blockers, severally and solely with respect to itself, represents and warrants to Purchaser and Merger Sub as follows:
4.1    Legal Status; Authorization.
(a)    Such Blocker is duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation. Such Blocker is qualified to do business in, and is in good standing in, every other jurisdiction where such qualification is required, except where the failure to so qualify or to be in good standing would not reasonably be expected to have a material adverse effect on the ability of such Blocker to perform its obligations under this Agreement. Such Blocker has the requisite entity power to own, lease and operate its assets and properties and to carry on its business as now conducted, and such Blocker has the requisite entity power to enter into and to perform its obligations under this Agreement and the other documents contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby, in each case, without the consent or approval of any other Person. Such Blocker has made available to Purchaser copies that are true and correct of (a) the Governing Documents of such Blocker, and (b) all minutes or minute books and other organizational or governance documents (including any stockholder agreements) of such Blocker, all as amended as of the date hereof, and all such documents have been maintained in accordance with commercially reasonable business practices. Such Blocker is not in material violation of its Governing Documents.
(b)    The execution and delivery by such Blocker of this Agreement and the other documents contemplated hereby to which it is a party and the performance by such Blocker of its obligations hereunder and thereunder are within the entity powers of such Blocker and have been duly and validly authorized by all necessary entity, and such Blocker has received all necessary Consents of Governmental Authorities, if any, that are required in connection with the execution, delivery and performance by such Blocker of this Agreement and the other documents contemplated hereby to which it is a party and the performance by such Blocker of its obligations hereunder.
4.2    Validity and Binding Effect. This Agreement and the other documents contemplated hereby to which such Blocker is a party are the legal, valid and binding obligations of such Blocker, effective as of the date of the execution and delivery thereof, enforceable in accordance with their respective terms, subject to limitations imposed by bankruptcy, insolvency, moratorium or other similar Laws affecting the rights of creditors generally or the application of general equitable principles.
4.3    No Conflicts. The execution, delivery and performance by such Blocker of this Agreement and the other documents contemplated hereby to which it is a party and the consummation of each of the transactions contemplated hereby and thereby do not and shall not:
(a)    conflict with or result in any breach of the terms of, constitute a default under (with or without notice or lapse of time, or both), result in the termination or acceleration of, result in the loss of a benefit or in the imposition of an obligation under, give any third party the right to modify, amend, terminate, cancel or accelerate any obligation under, or require any Consent or Filing under any Contract to which such Blocker or any of its Subsidiaries is a party;
(b)    result in the creation, or require the creation, of any Lien upon any of such Blocker’s or any of its Subsidiaries’ Equity Securities or assets or properties, with or without notice or lapse of time, or both;
(c)    contravene, conflict with or result in a violation of any Law or require any Consent of, or any Filing to or with, a Governmental Authority; and
(d)    contravene, conflict with or result in a violation of any Governing Document of such Blocker or any of its Subsidiaries;
except, in the case of Section 4.3(a) through Section 4.3(c), as would not have, individually or in the aggregate, a material adverse effect on the ability of such Blocker to perform its obligations under this Agreement.
4.4    Litigation. There are no Actions pending or, to such Blocker’s Knowledge, threatened and, since January 1, 2015, there has not been any Action which has been made or, to such Blocker’s Knowledge, threatened, (a) against or affecting such Blocker, any of its Subsidiaries or any current or former officer or director of such Blocker or any of its Subsidiaries in his or her capacity as such or otherwise arising out of the conduct of the business of such Blocker or any of its Subsidiaries, or (b) that question the validity of this Agreement or the other documents contemplated hereby or the right of such Blocker to enter into them or to consummate the transactions contemplated hereby or thereby.
4.5    Brokerage. No broker, finder or investment banker retained by or authorized to act on behalf of such Blocker is entitled to any brokerage or finder’s fee, commission or other fee or charge to any Person with respect to the transactions contemplated under this Agreement or any of the documents contemplated hereby to which such Blocker is a party.

4.6    Capitalization; Prior Activities.
(a)    The issued and outstanding Blocker Interests of such Blocker are set forth on Schedule 4.6(a). The Blocker Interests issued by such Blocker are duly authorized, validly issued, fully paid and, with respect to Blocker Interests issued by RCP Blocker, are non-assessable. None of the Blocker Interests issued by such Blocker are subject to any preemptive right, registration right, any transfer restriction under any Contract, right of first refusal, first offer, drag-along right, tag-along right, any right contingent upon, or exercisable in connection with, any sale, transfer or other disposition of such Blocker Interests, any similar rights or restrictions, or subject to any option, contract, call, put, right to subscribe or conversion right. Except as set forth in such Blocker’s Governing Documents, such Blocker is not a party to any Contract, or subject to any obligation (contingent or otherwise) requiring the repurchase, redemption, acquisition, issuance, disposition or retirement of any Equity Securities of such Blocker. Other than as set forth in such Blocker’s Governing Documents, there are no proxies or voting trusts with respect to, or any Contracts or arrangements with respect to the holding, voting or transfer of, such Blocker Interests, to which such Blocker is a party.
(b)    Except for the Blocker Units held by such Blocker, such Blocker (i) does not directly or indirectly hold any Equity Securities of any Person (other than (A) its Subsidiaries, if any, set forth on Schedule 4.6(b)(i), each of which is directly or indirectly wholly owned by such Blocker and (B) any Barteca Entity), (ii) except as set forth on Schedule 4.6(b)(ii) and except for liabilities incurred, and assets received, in connection with Taxes payable by such Blocker, does not have any assets, operations, Liabilities, employees or Contracts and is not subject to any Liens and (iii) has not engaged in any other business. Such Blocker was formed for the sole purpose of, and such Blocker has conducted no activity other than, holding the Blocker Units held by such Blocker and any activities ancillary or related thereto.
(c)    Such Blocker and each of its Subsidiaries, if any, are and, since January 1, 2015, have been, in compliance with all Laws applicable to it or its property or assets and all Contracts and other instruments binding upon it or its property or assets.
(d)    Such Blocker and its Subsidiaries, if any, possesses all Permits necessary for the lawful ownership of its property and the conduct of its business. No written notices have been received by such Blocker or any of its Subsidiaries alleging that such Blocker or any of its Subsidiaries, if any, fails to hold any such Permit, and neither such Blocker nor any of its Subsidiaries has received any notice, and no Person is threatening to send any notice, (i) asserting that such Blocker or any of its Subsidiaries, if any, is in material violation of any term or requirement of any such Permit, (ii) notifying such Blocker or any of its Subsidiaries, if any, of the revocation or withdrawal of any such Permit or (iii) imposing any material condition, limitation, modification or amendment on any such Permit, in each case that remains unresolved, unsettled, uncured or otherwise outstanding. Such Blocker and each of its Subsidiaries, if any, is in compliance in all material respects with all terms and conditions of such Permits. Immediately after the Closing, all of such Permits shall be available for use by such Blocker and its Subsidiaries, if any, on the same terms and conditions as immediately prior to the Closing, except (A) as may otherwise be required by any Governmental Authority as a result of the transactions contemplated by this Agreement, including as a result of the addition of Purchaser or any Affiliate thereof to any application or renewal for any such Permit, or (B) for changes or modifications consented to by Purchaser.

4.7    Affiliate Transactions. Except as set forth in Schedule 4.7, (a) No (i) officer, director, partner, manager, direct or indirect equityholder or Affiliate of such Blocker or (ii) “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act, respectively) of, any such Person identified in clause (i) or (iii) any Person in which any Person identified in clauses (i) through (ii) owns any beneficial interest (all such Persons in the foregoing clauses (i) through (iii), “Blocker Related Persons”), on the one hand, is a party to any contract, commitment or transaction with such Blocker, on the other hand, or has any direct or indirect interest in any assets used by such Blocker, (b) none of the Blocker Related Persons owes any amount to such Blocker, nor does such Blocker owe any amount to any Blocker Related Person, nor has such Blocker committed to make any loan or extend or guarantee credit to or for the benefit of any Blocker Related Person, and (c) none of the Blocker Related Persons has any direct or indirect ownership interest in any of the properties leased by such Blocker or the Persons who own such properties.
4.8    Tax Matters.
(a)    Except as set forth on Schedule 4.8(a), all income, sales and other material Tax Returns required to have been filed by such Blocker and each of its Subsidiaries under applicable Laws and regulations have been timely filed in a manner consistent with the Schedule K-ls received from the Company. All such Tax Returns were prepared in substantial compliance with applicable Laws and regulations and are true, correct and complete in all material respects.
(b)    Except as set forth on Schedule 4.8(b), all Taxes due and owing by such Blocker and each of its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been timely paid. Neither such Blocker nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.
(c)    No written claim has been received by such Blocker or any of its Subsidiaries from an authority in a jurisdiction where such Blocker or Subsidiary, as applicable, does not file Tax Returns that such Blocker or Subsidiary is or may be subject to taxation by that jurisdiction or is or may be required to file Tax Returns in that jurisdiction.
(d)    There are no Liens for Taxes (other than Permitted Liens) upon any of the Blocker Units held by such Blocker or any of its Subsidiaries.
(e)    Such Blocker and each of its Subsidiaries has duly and timely withheld and paid all material Taxes required to have been withheld and paid by such Blocker or Subsidiary, as applicable (including in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, shareholder, or other third party), and such Blocker and each of its Subsidiaries has timely complied with all material reporting and recordkeeping requirements related thereto, including filing of Internal Revenue Service Forms W-2 and 1099. Such Blocker and each of its Subsidiaries has timely collected all material sales, use, value added and similar Taxes required to be collected by it, and has timely remitted all such Taxes to the appropriate Tax Authority.
(f)    No Tax Actions are being conducted and, to such Blocker Seller’s Knowledge, no Tax Actions are currently pending or threatened, in each case, with respect to such Blocker or any of its Subsidiaries. Neither such Blocker nor any of its Subsidiaries has received from any Tax Authority (including in jurisdictions where such Blocker or Subsidiary has not filed Tax Returns), in writing, any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authority against such Blocker or any of its Subsidiaries. Neither such Blocker nor any of its Subsidiaries has commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.
(g)    The books and records of such Blocker and each of its Subsidiaries adequately reflect, in all material respects, the accrual of the Tax liabilities of such Blocker or Subsidiary, as applicable, with respect to Taxes that are not yet due and payable.
(h)    No Person has waived any statute of limitations with respect to any Taxes, agreed to, requested or been granted any extension of time for filing any Tax Return that has not been filed, or agreed to, requested or been granted any extension of a period in which any Tax may be assessed or collected by any Tax Authority, in each case by or on behalf of such Blocker or any of its Subsidiaries.
(i)    Neither such Blocker nor any of its Subsidiaries is a party to or bound by any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than indemnification or reimbursement provisions in any such agreement or arrangement the principal subject of which does not relate to Taxes). Neither such Blocker nor any of its Subsidiaries (i) has been a member of an affiliated group or a group filing a combined, consolidated, or unitary Tax Return or (ii) has any liability for the Taxes of any Person under Treas. Reg. Section 1.1502-6 (or any analogous, comparable or similar provision of state, local, or non-U.S. Law), as a transferee or successor, by Contract, or otherwise.
(j)    Neither such Blocker nor any of its Subsidiaries has engaged in or been a party to any “listed transaction” within the meaning of Treas. Reg. Section 1.6011-4 (or any analogous, comparable or similar provision of state, local or non-U.S. Law).
(k)    No closing agreements (as described in Section 7121 of the Code or any analogous, comparable or similar provision of state, local or non-U.S. applicable Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or requested by or with respect to such Blocker or any of its Subsidiaries.
(l)    Such Blocker (i) has been classified as a corporation for United States federal and applicable state and local income Tax purposes since the date of its formation and (ii) is not and has never been a “United States real property holding corporation” within the meaning of Section 897(c) of the Code. Each Subsidiary of such Blocker has been properly classified as either a partnership (within the meaning of Treas. Reg. Section 301.7701-2(a)) or a disregarded entity (within the meaning of Treas. Reg. Section 301.7701-3(b)(1)) for U.S. federal and applicable state and local income Tax purposes since the date of its formation.
(m)    Neither such Blocker nor any of its Subsidiaries has been a party to any transaction that was purported or intended to qualify in whole or in part under Section 355 of the Code or Section 361 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. applicable Law).

(n)    Neither such Blocker nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of Tax accounting initiated prior to or on the Closing, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount or advance payment received or paid prior to the Closing or deferred revenue realized or received prior to the Closing, (iv) election under Section 108(i) of the Code or (v) intercompany transaction consummated on or prior to the Closing Date or excess loss account existing on or prior to the Closing, in either case, described in Treasury Regulations issued under Section 1502 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. Law).
(o)    None of (i) the goodwill, (ii) the going concern value, or (iii) any other intangible asset that would not be amortizable but for Section 197 of the Code, in each case of such Blocker or any of its Subsidiaries, was held or used by the Barteca Entities, the Blockers, the Blocker Sellers, the Unitholders or any Person related (within the meaning of Section 197(f)(9)(C) of the Code) to the Barteca Entities, the Blockers, the Blocker Sellers or the Unitholders on or before August 10, 1993.
(p)    Neither such Blocker nor any of its Subsidiaries is subject to material Tax in any jurisdiction outside of the United States by virtue of having employees, a permanent establishment (within the meaning of the applicable Tax treaty) or any other fixed place of business in such jurisdiction.
(q)    Neither such Blocker nor any of its Subsidiaries has agreed or is not required to make any adjustments pursuant to Section 482 of the Code or any analogous, comparable or similar provision of state, local or non-U.S. Law). Neither such Blocker or any of its Subsidiaries has received any notice from a Tax Authority proposing any such adjustment or change.
(r)    Neither such Blocker nor any of its Subsidiaries has elected to apply any provision of the Bipartisan Budget Act of 2015 (or any similar state or local provisions) for a taxable year beginning before January 1, 2018.
(s)    Neither such Blocker nor any of its Subsidiaries shall be required to include in income any amount under Section 965 of the Code.
Notwithstanding anything to the contrary in this Article 4, nothing in this Agreement (including this Section 4.8) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including net operating losses) of such Blocker following the Closing.
4.9    No Additional Representations or Warranties. Except for the representations and warranties expressly contained in this Article 4 (as qualified by the Disclosure Schedules to the extent provided by the express terms and conditions (including limitations and exclusions) of this Agreement) (it being understood that Purchaser, Merger Sub and each of their Representatives have relied only on such express representations and warranties), Purchaser and Merger Sub each acknowledge and agree, on its own behalf and on behalf of their Representatives, that neither the such Blocker nor any other Person on behalf of such Blocker makes, and neither Purchaser, Merger Sub nor any of their Representatives has relied on, the accuracy or completeness of any express or implied representation or warranty (including any representation or warranty, express or implied, as to the quality, merchantability, fitness of a particular purpose or condition of assets) with respect to such Blocker or with respect to any statement or information of any nature made or provided by any Person or any information, statements, disclosures, documents, projections, forecasts or other materials made available to Purchaser, Merger Sub or any of their respective Representatives in the Dataroom or otherwise on behalf of such Blocker or any of its Representatives to Purchaser, Merger Sub or any of their respective Representatives. Each of Purchaser and Merger Sub (i) acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts and other materials and (ii) take full responsibility for making its own evaluation as to the accuracy and adequacy of the materials so furnished to them or to their respective Representatives. Without limiting the foregoing or any of Purchaser’s or Merger Sub’s rights or remedies under this Agreement, neither such Blocker nor any other Person will have or be subject to any liability whatsoever to Purchaser, Merger Sub or any other Person, to the extent resulting from the distribution to Purchaser, Merger Sub or any of their Representatives, or Purchaser’s, Merger Sub’s or any of their Representatives use of or reliance on, any such information, including any information, statements, disclosures, documents, projections, forecasts or other materials made available to Purchaser, Merger Sub or any of their Representatives in the Dataroom or otherwise in expectation of the transactions contemplated by this Agreement or any discussions with respect to any of the foregoing information.
ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB
As an inducement to the Blockers, the Blocker Sellers and the Company to enter into this Agreement, Purchaser and Merger Sub represent and warrant to each such Person as follows:
5.1    Organization; Ownership of Merger Sub; No Prior Activities.
(a)    Each of Purchaser and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of Purchaser and Merger Sub has the requisite entity power to own, lease and operate its assets and properties and to carry on its business as now conducted, except as would not have, individually or in the aggregate, a material adverse effect on the ability of Purchaser or Merger Sub to perform its obligations under this Agreement.
(b)    Purchaser owns 100% of the issued and outstanding limited liability company interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and shall not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
5.2    Authorization of Transactions. The execution and delivery by each of Purchaser and Merger Sub of this Agreement and the other documents contemplated hereby to which it is a party and the performance by each of Purchaser and Merger Sub of its obligations hereunder and thereunder are within its limited liability company, partnership or corporate powers, as applicable, and have been duly and validly authorized by all necessary limited liability company actions, partnership actions or corporate actions, as applicable, properly taken, and except as contemplated by Section 5.3, each of Purchaser and Merger Sub has received all necessary Consents of Governmental Authorities, if any, that are required in connection with the execution, delivery and performance by each of Purchaser and Merger Sub of this Agreement and the other documents contemplated hereby to which it is a party and the performance by each of Parent and Merger Sub of its obligations hereunder. Assuming this Agreement and the other documents contemplated hereby to which any of Purchaser and Merger Sub are a party are a legal and binding obligation of the other parties thereto, this Agreement and the other documents contemplated hereby to which any of Purchaser and
Merger Sub are a party are the legal, valid and binding obligations of Purchaser and Merger Sub, enforceable in accordance with their respective terms, subject to limitations imposed by bankruptcy, insolvency, moratorium or other similar Laws affecting the rights of creditors generally or the application of general equitable principles.
5.3    No Conflicts. The execution, delivery and performance by each of Purchaser and Merger Sub of this Agreement and the other documents contemplated hereby to which it is a party and the consummation of each of the transactions contemplated hereby and thereby do not and shall not:
(a)    conflict with or result in any material breach of the terms of, constitute a material default under (with or without notice or lapse of time, or both), result in the termination or acceleration of, result in the loss of a benefit or in the imposition of an obligation under, give any third party the right to modify, amend, terminate, cancel or accelerate any material obligation under, or require any Consent or Filing, under any Contract to which Purchaser or Merger Sub is a party or by which any asset or property of Purchaser or Merger Sub is bound;
(b)    contravene, conflict with or result in a violation of any Law or require any Consent of, or any Filing to or with, a Governmental Authority, including under or in connection with any Liquor License (except for the filing and recordation of the Certificate of Merger as required by the DLLCA, any such actions required by the HSR Act or any such actions required under the Exchange Act or the Securities Act); and
(c)    contravene, conflict with or result in a violation of any Governing Document of Purchaser or Merger Sub;
except, in the case of Section 5.3(a) through Section 5.3(b), as would not have, individually or in the aggregate, a material adverse effect on the ability of Purchaser or Merger to perform its obligations under this Agreement.
5.4    Litigation. There are no Actions pending or, to Purchaser’s Knowledge, being threatened, against or affecting any of Purchaser or Merger Sub that (a) individually or in the aggregate would have a material adverse effect on the ability of Purchaser or Merger Sub to perform its obligations hereunder or (b) question the validity of this Agreement or the other documents contemplated hereby to which Purchaser or Merger is a party or the right of either Purchaser or Merger Sub to enter into them or to consummate the transactions contemplated hereby or thereby.

5.5    Investment Intent; Restricted Securities. Purchaser is acquiring the Blocker Interests and the Company Units solely for Purchaser’s own account, for investment purposes only, and not with a view to, or with any present intention of, reselling or otherwise distributing the Blocker Interests or the Company Units in violation of any federal or state securities Law. Purchaser understands and acknowledges that (i) the Blocker Interests and the Company Units have not been registered or qualified under the Securities Act, or under any securities Laws of any state of the United States or any other jurisdiction, and have been issued in reliance upon specific exemptions thereunder, (ii) the Blocker Interests and the Company Units constitute “restricted securities” as defined in Rule 144 under the Securities Act, (iii) none of the Blocker Interests nor the Company Units is traded or tradable on any securities exchange or over-the-counter and (iv) none of the Blocker Interests nor the Company Units may be sold, transferred or otherwise disposed of unless a registration statement under the Securities Act with respect to such Blocker Interests, as applicable, and qualification in accordance with any applicable state securities Laws becomes effective or unless such registration and qualification is inapplicable, or an exemption therefrom is available. Purchaser shall not transfer or otherwise dispose of any of the Blocker Interests or the Company Units acquired hereunder or any interest therein in any manner that may cause the Blocker Sellers or any Unitholder to be in violation of the Securities Act or any applicable state securities Laws. Purchaser is an “accredited investor” as defined in Rule 501(a) of the Securities Act.
5.6    Fees/Commissions. Except for Piper Jaffray & Co., no broker, finder or investment banker retained by or authorized to act on behalf of either Purchaser or Merger Sub is entitled to any brokerage or finder’s fee, commission or other fee or charge to any Person with respect to the transactions contemplated under this Agreement or any other document contemplated hereby to which either Purchaser or Merger Sub is a party.
5.7    Financing. Concurrently with the execution hereof, Purchaser has delivered to the Company and the Sellers’ Representative true, complete and correct, as of the date hereof, copies of the executed commitment letter(s) and corresponding customarily redacted fee letters (none of which redacted terms affect the amount (other than as a result of the imposition of original issue discount or upfront fees) or availability of the Debt Financing or impose any conditions on the receipt of the Debt Financing) (including any annexes, exhibits and schedules thereto, the “Debt Commitment Letters,” as each may be amended or replaced from time to time to the extent permitted by Section 6.8(a)) from the financial institutions identified therein (the “Lenders”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (being collectively referred to as the “Debt Financing”). Each of the Debt Commitment Letters is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto. As of the date hereof, each of the Debt Commitment Letters is in full force and effect, and none of the Debt Commitment Letters has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated by Purchaser and, to the Knowledge of Purchaser, the other parties thereto. As of the date hereof, Purchaser (a) is not in breach of any of the terms or conditions set forth in any of the Debt Commitment Letters, and has no reason to believe that any event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under any of the Debt Commitment Letters and (b) assuming the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letters to be satisfied by

Purchaser shall not be satisfied on a timely basis or that the Debt Financing contemplated by the Debt Commitment Letters shall not be made available on the Closing Date. As of the date hereof, no Debt Financing Source has notified Purchaser of its intention to terminate all or any portion of the Debt Commitment Letters or not to provide the Debt Financing. The aggregate net cash proceeds from the Debt Financing, together with Purchaser’s available cash as of the Closing, shall be sufficient to consummate the transactions contemplated by this Agreement on a timely basis, including the payment of the amounts to be paid by Purchaser under Article 1 and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement. Purchaser has paid or caused to be paid in full any and all commitment or other fees required by the Debt Commitment Letters that are due as of the date hereof. There are no conditions precedent or contingencies to the obligations of the parties under the Debt Commitment Letters (including pursuant to any “flex” provisions in the related fee letter or otherwise) to make the full amount of the Debt Financing available to Purchaser on the terms therein except as expressly set forth in the unredacted portion of the Debt Commitment Letters. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements related to the Debt Financing (other than the Debt Commitment Letters) that could reasonably be expected to (i) prevent or substantially delay the availability of the full amount of the Debt Financing contemplated by the Debt Commitment Letters at the Closing, (ii) reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letters or (iii) affect the enforceability of the Debt Commitment Letters. For the avoidance of doubt, it is not a condition to the Closing under this Agreement for Purchaser to obtain the Debt Financing or any Alternative Debt Financing.
5.8    Due Diligence Review. Each of Purchaser and Merger Sub acknowledges that (a) it has completed to its satisfaction its own due diligence review with respect to the Blockers and the Barteca Entities and it is entering into the transactions contemplated by this Agreement based on such independent investigation and analysis and, except for the representations and warranties contained in Article 2, Article 3 and Article 4, it is not relying upon any representation or warranty of any Barteca Entity, any RCP Party, any GA Party, any Blocker, any Blocker Seller or any Affiliate thereof or any officer, director, employee, agent or advisor, or any of them, nor upon the accuracy of any record, projection or statement made available or given to Purchaser or Merger Sub in the performance of such investigation, (b) it has had access to its full satisfaction to the Barteca Entities and the Blockers and their respective books and records, contracts, agreements and documents and (c) it has had such opportunity to seek accounting, legal, Tax or other advice or information in connection with its entry into this Agreement and the other documents referred to herein relating to the consummation of the transactions contemplated hereby and thereby as it has seen fit.
5.9    Solvency. Assuming the satisfaction of the conditions set forth in Article 8 (other than those that by their nature are to be satisfied at the Closing), after giving effect to all of the transactions contemplated by this Agreement (including the Debt Financing), each of the Blockers and the Barteca Entities shall be Solvent. For purposes of this Section 5.9, “Solvent” means that, with respect to any Person and as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person, shall, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person shall, as of such date, be greater than the amount that shall be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (c) such Person shall not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person shall be able to pay its indebtedness as it matures. For purposes of the foregoing definition only, “indebtedness” means a liability in connection with another Person’s (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (ii) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Blockers or the Barteca Entities.
5.10    No Additional Representations or Warranties. Except for the representations and warranties contained in this Article 5 (it being understood that the Blocker Sellers, the Blockers and the Company and each of their Affiliates and advisors have relied only on such express representations and warranties), the Blocker Sellers, the Blockers and the Company each acknowledge and agree, on its own behalf and on behalf of each of their Affiliates and advisors, that neither Purchaser or Merger Sub nor any other Person on behalf of Purchaser or Merger Sub makes, and neither the Blocker Sellers, the Blockers or the Company nor any of their Affiliates or advisors has relied on, the accuracy or completeness of any express or implied representation or warranty with respect to such Purchaser or Merger Sub or with respect to any statement or information of any nature made or provided by any Person or any information, statements, disclosures, documents, projections, forecasts or other material made available to the Blocker Sellers, the Blockers or the Company or their respective Representatives on behalf of Purchaser or Merger Sub or any of their respective Representatives..
ARTICLE 6

PRE-CLOSING COVENANTS
6.1    Operation of Business.
(a)    From the date hereof until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), except as otherwise required by this Agreement or consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use, and the Company shall cause the other Barteca Entities to use, and the Blocker Sellers shall cause the Blockers and their respective Subsidiaries to use, their respective commercially reasonable efforts (i) to conduct their respective businesses in the ordinary course of business; provided that, prior to the open of business on the Closing Date, the Blockers and the Barteca Entities may use all available cash to pay any Indebtedness or any amounts that would otherwise be Sellers’ Transaction Expenses if unpaid, or for lawful distributions or dividends or for any other purpose in accordance with applicable Law and not in violation of the terms of any Contract, and (ii) to preserve their respective relationships, in all material respects, with Governmental Authorities, customers, suppliers, landlords and any Persons with which they have material business relations;

(b)    From the date hereof until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), except as otherwise required by this Agreement, as set forth in Schedule 6.1(b) or consented to in writing by Purchaser (which consent, with respect to the Barteca Entities but not the Blockers or their respective Subsidiaries, shall not be unreasonably withheld, conditioned or delayed, other than with respect to matters contemplated by Section 2.18(b)(iv)(B), Section 2.18(b)(ix), Section 2.18(b)(xiii)(B) and Section 2.18(b)(xiii)(E)), the Company shall not, and the Company shall not permit any of the Barteca Entities to, and the Blocker Sellers shall not permit any of the Blockers (or any of their respective Subsidiaries) to, take any action which, if such action had been taken between April 3, 2018 and the date hereof, would have been required to be disclosed on Schedule 2.18(b) pursuant to Section 2.18(b) ((x) treating the Blockers and their respective Subsidiaries, if any, as “Barteca Entities” for the purposes of this Section 6.1(b) and (y) disregarding the following language in Section 2.18(b)(xiii) for purposes of this Section 6.1(b): “or the hiring of non-officer employees in the ordinary course of business”); provided that, prior to the open of business on the Closing Date, the Blockers and the Barteca Entities may use all available cash to pay any Indebtedness or any amounts that would otherwise be Sellers’ Transaction Expenses if unpaid, or for lawful distributions or dividends or for any other purpose in accordance with applicable Law and not in violation of the terms of any Contract. From and after the date hereof until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), except as otherwise required by this Agreement, as set forth in Schedule 6.1(b) or consented to in writing by Purchaser (which consent, except with respect to any Restricted Contract, shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and the Company shall not permit any of the Barteca Entities to, and the Blocker Sellers shall not permit any of the Blockers or any of their respective Subsidiaries to, (i) enter into any Restricted Contract or (ii) outside the ordinary course of business, enter into any other Contract (other than a Restricted Contract) that, if it had been entered into on or prior to the date hereof, would have been a Material Contract.
6.2    Notices and Consents. As promptly as reasonably practicable after the date hereof, and prior to the Closing, the Company shall give (and shall cause each of the Barteca Entities to give) to third parties (other than Governmental Authorities) any notices of the transactions contemplated by this Agreement that are required, pursuant to the terms of any Contract set forth on Schedule 6.2, to be provided prior to the Closing. The Company shall use its commercially reasonable efforts (and shall cause each of the Barteca Entities to use its commercially reasonable efforts) to obtain any third-party Consents (other than Consents of Governmental Authorities) that are required, pursuant to the terms of any Contract set forth on Schedule 6.2, to be obtained prior to the Closing; provided, however, that nothing in this Section 6.2 shall require the Company or any other Barteca Entity to (a) expend any money to obtain any such consent (other than the payment of fees and expenses of outside counsel and nominal administrative, processing or similar fees or charges solely to the extent necessary for the Company and the other Barteca Entities to comply with their obligations under this Section 6.2), (b) commence any Action or (c) offer or grant any accommodation (financial or otherwise) to any third party.
6.3    Access. From the date hereof until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), the Blockers shall permit, and the Company shall permit (and the Company shall cause each of the other Barteca Entities to permit), Purchaser and its Representatives (including its Debt Financing Sources) to have access at all reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the Barteca Entities, to all premises, properties, executive officers, books, records, contracts and documents (including Tax Returns and other books and records with respect to Taxes) of the Barteca Entities and/or the Blockers, as applicable; provided, however, that the foregoing shall not apply with respect to any information the disclosure of which would, in the Company’s or the Blockers’ reasonable discretion, as applicable, waive any privilege, violate any Law or breach any duty of confidentiality owed to any Person (provided that, if any such access is limited for the foregoing reasons, the Blockers and the Company shall use their respective commercially reasonable efforts to establish a process that shall provide Purchaser with timely access to the fullest extent possible to the substance of such information). Purchaser acknowledges that Purchaser is and remains bound by the Confidentiality Agreement, between Purchaser and the Company dated March 13, 2018 (the “Confidentiality Agreement”), and Merger Sub agrees to abide by the terms of the Confidentiality Agreement in the same manner as such terms are applicable to Purchaser. The provision of any information pursuant to this Agreement by any Barteca Entity shall not expand the remedies available hereunder to Purchaser or its Affiliates under this Agreement in any manner. The information provided pursuant to this Agreement shall be governed by all the terms and conditions of the Confidentiality Agreement.
6.4    Contact with Customers, Suppliers and Other Business Relations. From the date hereof until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), Purchaser, Merger Sub and their respective authorized Representatives may not, without the prior written consent of the Company, contact or communicate with any of the employees, customers, suppliers or other business relations of the Barteca Entities in connection with the transactions contemplated hereby.
6.5    Exclusivity. From the date hereof until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), each of the Blocker Sellers, the Blockers and the Company, on behalf of itself and their controlled Affiliates, agrees that such Person shall not, and shall use reasonable best efforts to cause their respective Representatives not to, solicit, initiate or knowingly encourage any proposal or offer from any Person (other than Purchaser and its Representatives) relating to the acquisition of all or substantially all of the equity interests or all or substantially all of the assets of the Blockers or the Barteca Entities.
6.6    Regulatory Filings.
(a)    As soon as reasonably practicable following the date hereof (and with respect to the initial Filings with the U.S. Department of Justice and the Federal Trade Commission required under the HSR Act, within five (5) Business Days after the date hereof), the Parties shall, make or cause to be made all Filings required under any Laws for the consummation of the transactions contemplated hereby. Subject to applicable Laws, each Party shall give the other Parties reasonable prior notice of any such Filing and, to the extent reasonably practicable, permit the other Parties a reasonable opportunity to review and discuss in advance, and consider the views of, the other in connection with any such Filing.
(b)    Purchaser shall pay 100% of the filing fees required under the HSR Act.
(c)    The Parties shall comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Authority. Each of Purchaser and Merger Sub agrees to use its reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust Law that may be asserted by any Governmental Authority or any other Person so as to enable the Parties to expeditiously close the transactions contemplated hereby, including consenting to any divestiture or other structural or conduct relief in order to obtain clearance from any Governmental Authority under any antitrust Law and, at the request of the Company, Purchaser and its Affiliates shall be obligated to contest, administratively or in court, any ruling, order, or other action of any such Governmental Authority or any other Person respecting the transactions contemplated by this Agreement
(d)    Purchaser and Merger Sub shall not, and shall not permit any of their Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation, could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any Consent of any Governmental Authority necessary to consummate the transactions contemplated hereby, (ii) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby, (iii) increase the risk of not being able to remove any such order on appeal or otherwise, or (iv) delay or prevent the consummation of the transactions contemplated hereby.
(e)    Each Party shall keep the other Parties reasonably apprised of the status of all filings and submissions referred to in Section 6.6(a) above, including promptly furnishing the other Parties with copies of notices or other communications received by such Party in connection therewith. No Party shall permit any of its Representatives to participate in any meeting with any Governmental Authority in respect of such filings and submissions unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives Representatives of the other Parties the opportunity to attend and participate thereat. Subject to this Section 6.6, Purchaser shall have the right to take the lead in, and set the overall strategy for, resolving any Action with respect to any such filings or submissions or any Consents from any Governmental Authorities in connection with the transactions contemplated by this Agreement; provided that Purchaser shall reasonably consult with the Company and each Blocker Seller with respect to the foregoing.
(f)    For the avoidance of doubt, this Section 6.6 shall not apply with respect to Tax matters or with respect to Liquor Licenses (which are the subject of Section 6.7).
6.7    Liquor Licenses. The Barteca Entities shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s sole cost and expense, in connection with Purchaser’s actions (including Filings with, and obtaining Consents from, licensing authorities) with respect to Liquor Licenses in connection with the transactions contemplated by this Agreement, which efforts shall include executing any required applications materials related to Liquor Licenses and, without limiting any obligation of a Seller Indemnifying Person under Section 10.2(a)(iii), providing information necessary to resolve any Tax liability related to Liquor Licenses; provided that the Barteca Entities shall not be required to incur any liabilities, expend any amounts, institute any litigation or other proceedings, provide any financial accommodation in connection therewith or take any action in violation of applicable Law.

6.8    Commercially Reasonable Efforts.
(a)    Purchaser and Merger Sub shall use commercially reasonable efforts to cause the conditions set forth in Section 8.1 to be satisfied and to consummate the transactions contemplated hereby as soon as reasonably practicable after the satisfaction of the conditions set forth in Article 8 (other than those that by their nature are to be satisfied at the Closing).
(b)    The Company shall use commercially reasonable efforts to cause the conditions set forth in Section 8.2 to be satisfied and to consummate the transactions contemplated hereby as soon as reasonably practicable after the satisfaction of the conditions set forth in Article 8 (other than those that by their nature are to be satisfied at the Closing).
(c)    Notwithstanding the foregoing, (i) this Section 6.8 shall not apply with respect to any matter contemplated by Section 6.6, Section 6.7 or Section 6.9 and (ii) this Section 6.8 shall not require Purchaser to consummate the Closing prior to the Inside Date.
6.9    Financing Cooperation.
(a)    Purchaser shall, and shall cause each of its Affiliates to, use its reasonable best efforts to obtain the Debt Financing on a timely basis on the terms and conditions described in the Debt Commitment Letters (as such terms may be modified in connection with the exercise of any “flex” provisions provided for therein), including using its reasonable best efforts to (i) comply in all material respects with its obligations under the applicable Debt Commitment Letters, (ii) maintain in effect the Debt Commitment Letters, (iii) negotiate and enter into all definitive agreements with respect to the Debt Commitment Letters (collectively, the “Debt Financing Documents”) on a timely basis on terms and conditions (including the “flex” provisions) contained therein or otherwise not materially less favorable to Purchaser in the aggregate than those contained in the Debt Commitment Letters, (iv) satisfy on a timely basis all conditions applicable to Purchaser contained in the applicable Debt Financing Documents within their control (or obtain a waiver thereof), including the payment of any commitment, engagement or placement fees required to be paid as a condition to the Debt Financing on or prior to the Closing Date, (v) enforce in all material respects all of its rights under or with respect to the applicable Debt Financing Documents upon the satisfaction of the applicable conditions contained therein and (vi) consummate the Debt Financing at or prior to the Closing (it being understood that it is not a condition to Closing under this Agreement for Purchaser to obtain the Debt Financing). Purchaser shall use commercially reasonable efforts to keep the Sellers’ Representative informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. Purchaser shall give the Sellers’ Representative prompt (and in any event, within two (2) Business Days) written notice of any of the following, to the extent occurring prior to the Closing: (A) upon having knowledge of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party of any of the Debt Financing Documents or any termination of any of the Debt Financing Documents, (B) of the receipt of any notice or other communication from any Person with respect to any material dispute or disagreement between or among any parties to the Debt Commitment Letters (it being understood and agreed that customary negotiations with respect to the Debt Financing and the Debt Commitment Letters (or any agreement related thereto) shall not constitute a material dispute or disagreement) that relates to the termination of or the satisfaction of the conditions to, the obligations of the Debt Financing Sources party thereto to fund their applicable portion of the Debt Financing, (C) of the occurrence of an event or development that would reasonably be expected to have a material and adverse impact on the ability of Purchaser to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letters and (D) if for any reason (other than as a result of the failure of the conditions set forth in Section 8.2 to be satisfied) Purchaser has determined in good faith that it shall not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letters. As soon as reasonably practicable, but in any event, within three (3) Business Days following delivery by the Sellers’ Representative to Purchaser of written request therefor, Purchaser shall provide any information reasonably requested by the Sellers’ Representative relating to any circumstance referred to in clause (A), (B), (C) or (D) of the immediately preceding sentence; provided that nothing in this sentence or the immediately preceding sentence shall require Purchaser to provide any such information to the extent disclosure could reasonably be expected to result in a waiver of attorney client privilege (provided that, if any such access is limited for the foregoing reason, Purchaser shall use its commercially reasonable efforts to establish a process that shall provide the Sellers’ Representative with timely access to the fullest extent possible to the substance of such information). Other than as such terms may be modified in connection with the exercise of any “flex” provisions provided for in the Debt Commitment Letter and as set forth in Section 6.8(b), Purchaser shall not, without the prior written consent of the Sellers’ Representative, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Debt Financing Documents or any other provision of, or remedies under, the Debt Financing Documents, in each case to the extent such amendment, modification, supplement or waiver would reasonably be expected to have the effect of (x) adversely affecting in any respect the ability of Purchaser to timely consummate the transactions contemplated by this Agreement, including by reducing the aggregate amount of the Debt Financing contemplated by the Debt Commitment Letters, (y) imposing new or additional conditions or otherwise expanding, amending, modifying, supplementing or waiving the conditions to the Debt Financing in a manner that would materially delay the Closing or make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur or (z) adversely affecting the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letters; provided that Purchaser shall be permitted to amend the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or other agents and arrangers that have not executed the Debt Commitment Letter as of the date hereof. In the event all conditions applicable to the Debt Financing Documents have been satisfied and all of the conditions set forth in Article 9 have been satisfied (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), Purchaser shall use its reasonable best efforts to cause the Debt Financing Sources to fund the Debt Financing required to consummate the transactions contemplated by this Agreement.
(b)    If all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters (as such terms may be modified in connection with the exercise of any “flex” provisions provided for therein), Purchaser shall use its reasonable best efforts to, as promptly as reasonably practicable, arrange and obtain alternative financing in an amount sufficient, when added to any portion of the Debt Financing that has not become unavailable and other available cash at Closing of Purchaser, to pay in cash all amounts required to be paid by Purchaser in connection with the transactions contemplated by this Agreement (“Alternative Debt Financing”) on terms not materially less favorable (including with respect to conditionality to the availability and funding of the financing provided thereby), in the aggregate, to Purchaser than those set forth in the Debt Commitment Letters on the date hereof (as such terms may be modified in connection with the exercise of any “flex” provisions provided for therein). In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Debt Financing and the term “Debt Commitment Letters” as used in this Agreement shall be deemed to include the applicable documents for such Alternative Debt Financing.
(c)    Prior to the Closing, (i) the Company shall, and shall cause the other Barteca Entities to, and shall use commercially reasonable efforts to cause the Barteca Entities’ respective directors, officers and employees to use commercially reasonable efforts to, and shall direct the Barteca Entities’ counsel, accountants and auditors to use commercially reasonable efforts to, and (ii) each Blocker Seller shall, and shall cause its applicable Blocker to, and shall use commercially reasonable efforts to cause each Blocker Seller’s and Blocker’s respective directors, officers and employees to use commercially reasonable efforts to, and shall direct each Blocker Seller’s and Blocker’s respective counsel, accountants and auditors to use commercially reasonable efforts to, in each case, provide reasonable cooperation with the arrangement of the Debt Financing as may be reasonably requested by Purchaser, at Purchaser’s sole cost and expense (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Blockers or the Barteca Entities), including by using their respective commercially reasonable efforts in connection with any of the following matters:
(i)    participating (including by making members of senior management with appropriate seniority and expertise available) in a reasonable number of meetings, presentations, due diligence sessions and drafting sessions and sessions with rating agencies;
(ii)    (A) furnishing Purchaser and the Debt Financing Sources with the Required Bank Information, as promptly as practicable and (B) upon reasonable request by Purchaser, furnishing to the Purchaser and the Debt Financing Sources information relating to the Barteca Entities that is reasonably required by Purchaser and such Debt Financing Sources to produce one or more customary confidential information memoranda, investor presentations, bank information memoranda, offering memoranda, private placement memoranda and other customary marketing materials to be used in connection with such financing;
(iii)    providing all information reasonably requested by Purchaser or the Debt Financing Sources regarding the Barteca Entities under applicable “know your customer”, anti-money laundering rules and regulations and the USA PATRIOT Act of 2001, in each case, requested at least ten (10) days prior to the Closing Date;
(iv)    assisting with Purchaser’s preparation of definitive financing documentation and the schedules and exhibits thereto, in each case, customarily required to be delivered under such definitive financing documents; provided that no obligation of any Barteca Entity under any such document or agreement shall be effective until the Closing; and
(v)    assisting Purchaser and the Debt Financing Sources in the preparation of a customary rating agency presentations, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information and customary authorization letters) for any of the Debt Financing to the extent reasonably required thereby; provided that none of the Unitholders nor the Barteca Entities shall be required to pay any commitment or other similar fee (except to the extent reimbursed substantially concurrently by Purchaser or contingent upon the Closing) or incur any other liability in connection with the Debt Financing.
provided, further, that the effectiveness of any documentation executed by any Blocker or any Barteca Entity with respect to the Debt Financing shall be subject to the consummation of the Closing (other than as set forth in any authorization letter delivered in connection with the Debt Financing). Any information provided to Purchaser pursuant to this Section 6.8(c) shall be subject to the Confidentiality Agreement. Purchaser acknowledges and agrees that none of the Unitholders nor any Barteca Entity nor any of their respective Affiliates expressly for use in connection therewith or any of their respective directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) shall have any responsibility for, and shall not be required to incur any liability (personal or otherwise) to any person under or in connection with, the arrangement of the Debt Financing or any Alternative Debt Financing that Purchaser may raise in connection with the transactions contemplated by this Agreement, and that Purchaser shall indemnify and hold harmless the Unitholders, the Blockers, the Barteca Entities and their respective Affiliates and representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, except to the extent arising from (x) information provided by or on behalf of the Blocker Sellers, the Blockers, the Barteca Entities or their respective Affiliates or (y) the bad faith, willful misconduct or gross negligence of the Blocker Sellers, the Blockers, the Barteca Entities or their respective Affiliates. Purchaser shall, and shall cause its Affiliates to, promptly reimburse the Company for all out-of-pocket costs or expenses incurred by the Blockers and the Barteca Entities and/or their respective Affiliates in connection with cooperation provided for in this Section 6.9(c) (including in connection with the preparation of the pro forma financial statements that would be prescribed by Article 11 of Regulation S-X under the Securities Act); provided, that Purchaser shall not be required to reimburse the Company, the Blockers or the Barteca Entities for expenses incurred solely in connection with actions taken by the Blockers and the Barteca Entities in connection with the preparation of the Required Bank Information that the Blockers and the Barteca Entities would otherwise have taken in connection with their ordinary course activities. Purchaser acknowledges and agrees that obtaining the Debt Financing, or any other financing, is not a condition to the Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any other financing, subject to satisfaction or waiver of the conditions set forth in Article 8.
(d)    The Company and the Blockers, on behalf of themselves and their respective Subsidiaries, hereby consent to the use of their logos solely in connection with the Debt Financing; provided that such logos are used solely in a manner that is neither intended to nor reasonably likely to harm or disparage the Barteca Entities or the Blockers or their respective reputations, goodwill or marks.
6.10    Termination of Related Party Transactions. Other than any Related Party Transaction set forth on Schedule 6.10, the Blocker Sellers, the Blockers and the Company (i) shall cause all Related Party Transactions between any RCP Party or any GA Party or any of their respective Affiliates, or Carl A. Pforzheimer or Sasa Mahr-Batuz, on the one hand, and any Barteca Entity, any Blocker or any Subsidiary of any Blocker, on the other hand, to be terminated and shall cause each Blocker (and such Blocker’s Subsidiaries, if any) and each Barteca Entity to be released from all covenants, agreements and Liabilities under or with respect to any such Related Party

Transaction and (ii) shall use commercially reasonable efforts to identify any other Related Party Transactions and to cause such other Related Party Transactions to be terminated and each Blocker (and such Blocker’s Subsidiaries, if any) and each Barteca Entity, as applicable, to be released from all covenants, agreements and liabilities under or with respect to such other Related Party Transactions, in each case, whether arising prior to, at or after the Closing and in each case, effective as of the Closing.
ARTICLE 7

ADDITIONAL AGREEMENTS
7.1    Further Assurances. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, at the sole cost and expense of the requesting Party.
7.2    Press Releases. No press release or public announcement related to this Agreement or the transactions contemplated hereby, or prior to the Closing, any other announcement or communication to the employees, customers or suppliers of any Barteca Entity, shall be issued or made by any Party without the joint approval of Purchaser and the Sellers’ Representative, except (a) as required by Law or the rules of any national securities exchange on which a Party’s securities are listed (in the reasonable opinion of counsel) in which case Purchaser and the Sellers’ Representative shall have the right to review such press release, announcement or communication prior to its issuance, distribution or publication (it being understood that the Sellers’ Representative has approved Purchaser’s initial press release announcing the transactions contemplated thereby, which press release shall be substantially in the form of the draft thereof attached as Exhibit F) (the “Announcement Release”) or (b) for any press release or other public announcement, including any investor conference call, filing with the SEC, Q&A or other publicly disclosed document, that is consistent with the Announcement Release or any such press release or other announcement or disclosure previously approved by each of the Parties pursuant to this Section 7.2, to the extent such disclosure is still accurate; provided, however, that the foregoing shall not restrict or prohibit any Barteca Entity from making any announcement, solely to the extent that it does not include material non-public information regarding Purchaser or any of its Subsidiaries or this Agreement or the transactions contemplated hereby, to its employees, customers and other business relations to the extent such Barteca Entity reasonably determines in good faith (after consultation with Purchaser) that such announcement is necessary or advisable.
7.3    Transaction Expenses. Except as set forth in Section 7.7 with respect to Transfer Taxes and for any Sellers’ Transaction Expenses payable pursuant to Section 1.11(f), each Party shall be solely responsible for payment of any fees and expenses incurred by or on behalf of it or its Affiliates in connection with the transactions contemplated hereby or otherwise required by applicable Law; provided that, for the avoidance of doubt, except with respect to actions taken by the Blockers and the Barteca Entities in connection with the preparation of the Required Bank Information that the Blockers and the Barteca Entities would otherwise have taken in connection with their ordinary course activities, any out-of-pocket costs or expenses incurred by the Blockers, the Barteca Entities or their respective Affiliates in connection with cooperation provided for in Section 6.7 and Section 6.9(c) shall not constitute a Sellers’ Transaction Expense.

7.4    Directors’ and Officers’ Indemnification.
(a)    From and after the Closing, Purchaser shall not, and shall cause each of the Blockers and each of the Barteca Entities not to, amend, repeal or otherwise modify the indemnification provisions of any Governing Documents of any Blocker or any Barteca Entity as in effect immediately prior to the Closing in any manner that would adversely affect the rights thereunder of individuals who, on or prior to the Closing, were directors, officers, managers, employees or holders of equity interests of such Person (the “D&O Indemnified Parties”).
(b)    Effective as of the Closing, Purchaser shall, or shall cause the Blockers and the Surviving Company to, obtain and fully pay for irrevocable “tail” insurance policies naming all D&O Indemnified Parties as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Barteca Entities’ current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Barteca Entities’ existing policies with respect to matters existing or occurring at or prior to the Closing Date (such “tail” insurance policies, the “D&O Policies”); provided, that Purchaser, the Blockers and the Surviving Company shall not be required to pay for such D&O Policies in an annual amount in excess of 300% of the annual premium for the twelve (12) month period beginning on the Closing Date; provided, further, that if the annual premium of any such D&O Policy exceeds such amount, Purchaser shall be obligated to obtain, or cause the Blockers and the Surviving Company to obtain, a policy with the greatest coverage available for a cost not exceeding such maximum amount. Purchaser shall not, and shall cause the Blockers and the Barteca Entities not to, cancel or change any such D&O Policies in any respect.
(c)    In the event Purchaser, any Blocker, any Barteca Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Purchaser shall make proper provision so that the successors and assigns of Purchaser, the applicable Blocker or the applicable Barteca Entities, as the case may be, shall assume the obligations set forth in this Section 7.4. The provisions of this Section 7.4 shall survive indefinitely the consummation of the Closing.
7.5    Post-Closing Record Retention and Access. From and after the Closing, Purchaser shall provide the Sellers’ Representative and its authorized Representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to any books and records and other materials in the possession of the Barteca Entities relating to periods prior to the Closing Date in connection with general business purposes, whether or not relating to or arising out of this Agreement or the transactions contemplated hereby (including the preparation of financial statements for periods ending on or prior to the Closing Date, and the management and handling of any Action, whether or not such Action is a matter with respect to which indemnification may be sought hereunder), in compliance with the rules and regulations of the Securities and Exchange Commission or any other Governmental Authority. Unless otherwise consented to in writing by the Sellers’ Representative, Purchaser shall not, and shall cause each of the Blockers and the Barteca Entities not to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any books and records and other materials of the Barteca Entities, or any portions thereof, relating to periods prior to the Closing Date without first offering to surrender to the Sellers’ Representative such books and records and materials or such portions thereof. Any information or documents accessed by the Sellers’ Representative pursuant to this Section 7.5 shall be subject to Section 7.9. This Section 7.5 shall not apply with respect to Tax Return or other Tax matters (which shall be governed exclusively by Section 7.6(a)).
7.6    Other Tax Provisions.
(a)    Additional Cooperation on Tax Matters. Each Party shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with (i) the preparation and filing of any Tax Return of or with respect to the Barteca Entities and the Blockers, (ii) the preparation for and prosecution or defense of any Tax Action with respect to any of the Barteca Entities and the Blockers and (iii) determining any liability for Taxes of or with respect to the Barteca Entities and the Blockers. Such cooperation shall include (A) the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Action or any tax planning and relevant records concerning the ownership and Tax basis of property and other relevant information, in each case which such Party or its Affiliates may possess, and (B) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Party agrees to retain all books and records with respect to Tax matters pertinent to the Barteca Entities and the Blockers relating to any Tax period beginning before the Closing Date until expiration of the statute of limitations of the respective Tax periods, and to abide by all record retention agreements entered into with any Tax Authority. Each Party agrees, upon request, to use their commercially reasonable efforts to obtain or execute any certificate or other document from any Governmental Authority or any other Person (including powers of attorney) as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on or with respect to the Barteca Entities and the Blockers (including, but not limited to, any Transfer Taxes).
(b)    Preparation of Tax Returns. Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Barteca Entities and the Blockers for any Pre-Closing Tax Period or Straddle Period that are due after the Closing Date (taking into account extensions validly obtained). With respect to any such Tax Return that is a Pass-Through Tax Return or for which the Blocker Sellers or the Unitholders (other than any holder of Blocker Units) would reasonably be expected to have an indemnification obligation hereunder (including an obligation pursuant to Section 7.6(f) or Section 7.7), Purchaser shall (i) prepare such Tax-Return in accordance with past practice of the applicable Barteca Entity or Blocker (unless otherwise required by applicable Law) and (ii) in the case of any Tax Return with respect to income Taxes, no later than thirty (30) days prior to filing any such Tax Return, and in the case of any Tax Return with respect to non-income Taxes, no later than ten (10) days prior to filing any such Tax Return, Purchaser shall provide to the Sellers’ Representative drafts of such Tax Return and shall, prior to filing thereof, make any changes thereto reasonably requested in writing by the Sellers’ Representative within ten (10) days of receipt thereof, to the extent such changes are permitted by applicable Law; provided, however, that notwithstanding anything to the contrary in this Section 7.6(b), Purchaser shall, in its sole discretion, be permitted to determine whether to make an election under Section 754 of the Code on any Pass-Through Tax Return with respect to a Tax period of a Barteca Entity ending on and including the Closing Date; provided, further, that Purchaser shall not be required to file any Tax Return, or take any position thereon, and clause (i) shall therefore not apply, to the extent that Purchaser or the applicable Barteca Entity or Blocker reasonably determine, with the written advice of independent Tax counsel, that there is not at least “substantial authority,” within the meaning of Section 6662(d)(2)(B)(i) of the Code (or any corresponding or similar provision of state, local or

non-U.S. Law), for a particular position. If Purchaser is not authorized under applicable Law to execute and file any Tax Return prepared by Purchaser pursuant to this Section 7.6(b), Sellers’ Representative shall execute and file (or cause to be executed and filed) such Tax Return (as finally determined pursuant to this Section 7.6(b)) with the appropriate Tax Authority. Notwithstanding anything to the contrary herein, for purposes of this Section 7.6(b), to the extent any Tax liability would be recovered under the R&W Policy (and not from the Blocker Sellers or the Unitholders), it shall not be taken into account as an obligation of the Blocker Sellers and the Unitholders in determining whether the Blocker Sellers and the Unitholders have any indemnification obligation hereunder.
(c)    Audits of Tax Returns. Each Party agrees to provide written notice to the other Parties within fifteen (15) days of the receipt of any written notice by the first party that involves the assertion of any Tax Action or similar matter relating to any Tax Return of a Barteca Entity or Blocker for any Pre-Closing Tax Period or Straddle Period. Such notice shall specify in reasonable detail the basis for such Tax Action or similar matter and shall include a copy of the relevant portion of any correspondence received from a Tax Authority. The Sellers’ Representative shall have the responsibility for, and the right to control, any Tax Actions with respect to Pass-Through Tax Returns of the Barteca Entities and the Blockers relating solely to any Tax period ending on or before the Closing Date, including any disposition or settlement of such Tax Action to the extent such action would reasonably be expected to adversely impact the Unitholders (other than the Blockers or the Blocker Sellers); provided, however, that (A) the Sellers’ Representative shall keep Purchaser reasonably informed regarding the status of such Tax Action; (B) Purchaser shall have the right, directly or through its designated Representatives, to review in advance and comment upon all submissions made in the course of such Tax Action (including any administrative appeals thereof), (C) Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any settlement, resolution or abandonment of such Tax Action (or any portion thereof) by the Sellers’ Representative that could adversely impact the Tax liability of Purchaser, any of the Blockers or any of the Barteca Entities in any Tax period and (D) the Sellers’ Representative shall not, and shall not cause any Barteca Entity to, elect to apply any provision of the Bipartisan Budget Act of 2015 (or any similar provision of state or local Law) for a taxable year beginning before January 1, 2018. Except as specifically provided in this Section 7.6(c), Purchaser shall have the exclusive right to control any other Tax Action of or with respect to the Barteca Entities and the Blockers; provided, however, that to the extent any such Tax Action relates to a Tax Return of a Barteca Entity or Blocker for any Pre-Closing Tax Period or Straddle Period (other than any Tax Action that the Sellers’ Representative has the right to control pursuant to the prior sentence) and would reasonably be expected to adversely impact the Tax liability of the Unitholders (other than any holder of Blocker Units) or the Blocker Sellers in any Tax period: (1) Purchaser shall keep the Sellers’ Representative reasonably informed regarding the status of such Tax Action, (2) the Sellers’ Representative shall have the right, directly or through its designated representatives, to review in advance and comment upon all submissions made in the course of such Tax Action (including any administrative appeals thereof) and (3) the Sellers’ Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any settlement, resolution or abandonment of such Tax Action (or any portion thereof) by Purchaser.
(d)    Tax Refunds. (i) GA Interholdco shall be entitled to any refunds (or credits received in lieu of such refunds) received for Taxes paid for any Pre-Closing Tax Period of the GA Blocker (the “GA Blocker Tax Refund”), (ii) each RCP Blocker Stockholder, in accordance with the percentages set forth opposite such RCP Blocker Stockholder’s name on Schedule 1.1, shall be entitled to any refunds (or credits received in lieu of such refunds) received for Taxes paid for any Pre-Closing Tax Period of the RCP Blocker (the “RCP Blocker Tax Refund” and together with the GA Blocker Tax Refund, the “Blocker Tax Refunds”) and (iii) the Blocker Sellers and the Unitholders (other than any holder of Blocker Units) shall be entitled to any refunds (or credits received in lieu of such refunds) received for Taxes paid for any Pre-Closing Tax Period of the Barteca Entities (including, for the avoidance of doubt, any refunds of employment, payroll and similar Taxes paid or withheld by the Barteca Entities in respect of employees or other service providers of, the Barteca Entities prior to the Closing) (each, a “Barteca Tax Refund”), in each case along with any interest paid by the relevant Tax Authority with respect thereto; provided that Blocker Tax Refunds and Barteca Tax Refunds shall exclude any Tax refund (or credit in lieu of such refund) (A) resulting from the carryback of a net operating loss from a Tax period (or portion thereof) ending after the Closing Date to a Pre-Closing Tax Period, (B) with respect to Taxes which are economically borne by Purchaser or any of its Affiliates (including, after the Closing, the Barteca Entities) or (C) to the extent such Tax refund (or credit in lieu of such refund) was included in the final calculation of the Actual Working Capital. Purchaser shall be entitled to any refunds (or credits received in lieu of such refunds) received for taxes paid by any of the Barteca Entities or the Blockers other than the Blocker Tax Refunds and the Barteca Tax Refunds. Any Party (or any of its Affiliates) that receives a refund (or credit received in lieu of such refund) to which another Party is entitled under this Section 7.6(d) shall pay the amount of such refund (or credit received in lieu of such refund), net of (1) any reasonable out-of-pocket expenses incurred in connection with obtaining such refund or credit, and (2) in the case of a Barteca Tax Refund resulting from a Tax Action that is described in clause (iii) of the proviso in the definition of Pre-Closing Taxes, any amounts paid or payable by the Company that are described in clause (iii) of the proviso in the definition of Pre-Closing Taxes, to the Party entitled thereto within ten (10) Business Days after receipt thereof. At the request of the Sellers’ Representative, Purchaser and its Affiliates shall use commercially reasonable efforts to obtain any such Blocker Tax Refunds and/or Barteca Tax Refunds.
(e)    No Amendments or Restatements. Purchaser and its Affiliates (including after the Closing, the Barteca Entities and the Blockers) shall not file, or cause to be filed, any restatement or amendment of, modification to, or claim for refund relating to, or enter into any voluntary disclosure agreement relating to, any Tax Return of the Barteca Entities for any Pre-Closing Tax Period without the prior written consent of the Sellers’ Representative (not to be unreasonably withheld, conditioned or delayed) to the extent any such action could reasonably be expected to adversely impact the Tax liability of the Unitholders (other than any holder of Blocker Units) or the Blocker Sellers with respect to any Pre-Closing Tax Period, in each case except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding any provision herein to the contrary, Purchaser and its Affiliates (including after the Closing, the Barteca Entities and the Blockers) shall treat the GA Blocker Note as indebtedness of the GA Blocker for U.S. federal and applicable state and local income Tax purposes and shall not take any position to the contrary on any Tax Return or in connection with any Tax Action, in each case except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.
(f)    Straddle Periods. In the case of a Straddle Period, the Taxes allocable to the Pre-Closing Tax Period shall be determined based on a deemed closing of the books at the end of the Closing Date in the case of income, profits, sales, employment and other Taxes readily apportionable between periods (provided that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for amortization or depreciation, shall be apportioned on a daily basis notwithstanding that such exemptions, allowances or deductions may under applicable Law be determined solely at the end of the applicable Tax period) and, in the case of all other Taxes, in proportion to the number of days in the Tax period on and before the Closing Date; provided that in the case of Taxes in the form of penalties or interest (other than interest solely reflecting time value of deferral), all such Taxes shall be treated as attributable to the portion of the Straddle Period ending on the Closing Date to the extent attributable solely to an action by any Barteca Entity, or by any of the Blocker Sellers or the Unitholders (other than any holder of Blocker Units) with respect to any Barteca Entity, in each case prior to the Closing, whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.
(g)    Disputes. Any dispute as to any matter covered by this Section 7.6 shall be resolved by the Arbiter. The fees and expenses of the Arbiter shall be borne equally by the Sellers’ Representative and Purchaser. If any dispute with respect to a Tax Return is not resolved prior to the due date for filing such Tax Return, such Tax Return shall be filed in the manner which the Party responsible for preparing such Tax Return deems correct, but the content of such Tax Return shall not prejudice, control or otherwise resolve the dispute hereunder.
(h)    Tax Sharing Agreements. The Barteca Entities and the Blockers shall cause any Tax sharing, Tax allocation, Tax indemnity or similar agreements or arrangements (excluding any such agreement or arrangement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes) to which any of the Barteca Entities or the Blockers is a party or subject to be terminated on or prior to the Closing Date. After the Closing Date, none of the Barteca Entities or the Blockers shall be bound thereby or have any obligations or liability thereunder (whether related to any period before or after the Closing).
7.7    Transfer Taxes. All sales (including bulk sales), use, documentary, registration, real estate, conveyance, excise, license, stamp duty or transfer taxes and recording charges and similar taxes, duties, fees or charges imposed as a result of the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”), together with any interest, penalties or additions to such Transfer Taxes, shall be borne equally by Purchaser, on the one hand, and the Blocker Sellers and the Unitholders, on the other hand. The Sellers’ Representative and Purchaser shall reasonably cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Taxes payable in connection therewith.
7.8    Certain Employee and Employee Benefits Matters.
(a)    For at least one (1) year following the Closing Date, Purchaser shall, or shall cause its Affiliates (including the Surviving Company) to, provide each employee of each Barteca Entity who continues to be employed by a Barteca Entity, Purchaser, the Surviving Company or any of their respective Affiliates following the Closing Date (each, a “Continuing Employee”) with (i) an annual base salary or hourly wage rate and cash incentive compensation opportunity that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Closing Date and (ii) employee benefits (excluding severance and equity arrangements) that are no less favorable in the aggregate than those provided to such Continuing Employee as of the Closing Date.

(b)    Purchaser agrees that, from and after the Closing Date, Purchaser shall and shall cause the Surviving Company, each Barteca Entity and each of their respective Affiliates to provide each Continuing Employee with credit for service with a Barteca Entity earned prior to the Closing Date (i) for eligibility and vesting purposes and (ii) for purposes of vacation accrual and severance benefit determinations, in each case, under any benefit or compensation plan, program, policy, agreement or arrangement that may be established or maintained by Purchaser, the Surviving Company, any Barteca Entity or any of their respective Affiliates on or after the Closing Date and to the extent that such plans, programs, policies, agreements or arrangements provide benefits to such Continuing Employees following such date (the “New Plans”); provided that the foregoing service credit shall not be required to apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (ii) for purposes of any defined benefit pension accrual under any New Plan. In addition, Purchaser and the Surviving Company shall (A) cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by an employee or his or her dependents under any Plan as of the Closing Date and (B) cause any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing Date by any employee (or covered dependent thereof) of any Barteca Entity to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable New Plan in the year of initial participation. Purchaser agrees that Purchaser, the Surviving Company and the Barteca Entities (following the Closing) (i) shall be solely responsible for satisfying the continuation coverage requirements of Section 4980B of the Code for all individuals who are “M&A qualified beneficiaries” (as such term is defined in Treasury Regulation Section 54.4980B-9) in respect of the Barteca Entities (including the individuals set forth on Schedule 10.2(a)(v) and any other Related Person who, as of the date hereof, participates in any Plan that is a medical plan, who shall be deemed to be such M&A qualified beneficiaries, it being acknowledged and agreed that nothing in Section 6.10 shall prohibit any Related Person who participates in any such Plan from electing any such continuation coverage) and (ii) shall not take any action that could reasonably be expected to cause any employee of the Barteca Entities to cease to be eligible for, or otherwise fail to qualify for, such continuation coverage.
(c)    Nothing contained in this Section 7.8, express or implied, shall (i) constitute an amendment to or any other modification of any Plan or any employee benefit plan maintained by Purchaser or any of its Subsidiaries or Affiliates (each, a “Purchaser Plan”) or (subject to Purchaser’s compliance with the other provisions of this Section 7.8) constitute a limitation on rights to amend, modify, merge or terminate after the Closing Date any Plan or Purchaser Plan, (ii) other than with respect to any Party, give any current or former employee, director or consultant of the Barteca Entities and their Affiliates or Subsidiaries (including any beneficiary or dependent thereof), or any labor organization, union, works council, employee association, trade union, other similar employee representative body, any third-party beneficiary or other rights or (iii) obligate Purchaser or any of its Subsidiaries or Affiliates to (A) maintain any particular employee benefit plan, program, agreement or arrangement or (B) retain the employment or services of any current or former employee, director or consultant of the Barteca Entities or their Affiliates or Subsidiaries.
7.9    Confidentiality. Each of the Blocker Sellers and the Sellers’ Representative acknowledges and agrees that, by reason of its ownership of the Barteca Entities and the Blockers, as applicable, it may have acquired Confidential Information, the use or disclosure of which could cause Purchaser and its controlled Affiliates (including the Blockers and the Barteca Entities)

substantial loss and damages that may not be readily calculated and for which no remedy at law may be adequate. Accordingly, each of the Blocker Sellers and the Sellers’ Representative agrees that, until the date that is two (2) years after the Closing Date, none of the Blocker Sellers, the Sellers’ Representative or any of their respective controlled Affiliates (the “Covered Persons”) shall, at any time, except as expressly required or permitted by this Agreement, directly or indirectly, disclose or publish any Confidential Information, except for any disclosure with respect to which any Covered Person is requested or required by applicable Law or legal process or the rules of any national securities exchange on which such Covered Person’s securities are traded; provided that (a) prior to disclosing any such Confidential Information, (i) Purchaser shall have the reasonable opportunity to seek an appropriate protective order or other remedy and (ii) the Covered Person shall consult and cooperate with Purchaser, at Purchaser’s sole cost and expense, to the fullest extent permitted by applicable Law with respect to taking steps to resist or narrow the scope of such requirement and (b) if (i) such a protective order or other remedy is not obtained or if Purchaser waives compliance with the terms of this Section 7.9, and (ii) such Covered Person is nonetheless, in the opinion of counsel, required by applicable Law to disclose Confidential Information, such Covered Person shall (A) disclose only that portion of the Confidential Information that they are advised by counsel is legally required, (B) give advance notice to Purchaser of the information to be disclosed as far in advance as is practical and (C) use commercially reasonable efforts to obtain reliable assurance that confidential treatment shall be accorded to such Confidential Information; provided, further, that notwithstanding anything to the contrary in this Section 7.9, nothing herein shall prevent the Covered Persons (including any managed private equity funds) from making customary disclosures concerning the terms of their investment in the Company, the terms of this Agreement and the transactions contemplated hereby and other customary information to their respective investors and potential investors and those of their Representatives who have a need to know such information in connection with any such disclosures to investors and potential investors and who, in each case, are subject to customary confidentiality obligations. As used in this Agreement, “Confidential Information” means any confidential and proprietary information of the Barteca Entities, including information that has not been disclosed to the public or to the trade with respect to any Barteca Entity’s present or future business, operations, services, products, research, inventions, discoveries, drawings, designs, plans, processes, models, technical information, facilities, methods, trade secrets, copyrights, software, source code, systems, patents, procedures, manuals, specifications, any other intellectual property, confidential reports, financial information (including the revenues, costs or profits associated with any of the Barteca Entities’ products or services), business plans, lease structures, projections, prospects, opportunities or strategies, acquisitions or mergers, advertising or promotions, personnel matters, legal matters, any other confidential and proprietary information. Notwithstanding the foregoing, Confidential Information shall not include information that (x) is or becomes generally known to the public through no fault of a Covered Person or its Representatives, (y) is or becomes available to a Covered Person or its Representatives on a non-confidential basis from a source other than Purchaser, any Barteca Entity, any Blocker or any of their respective Representatives; provided that such source was not known by such Covered Person to be bound by any confidentiality obligation with respect to such information or (z) was or is independently developed by such Covered Person without use of or reference to any Confidential Information. Purchaser acknowledges that certain Confidential Information may enhance the Covered Persons’ knowledge and understanding of the industry of Purchaser and the Barteca Entities in a way that cannot be separated from such Covered Person’s other knowledge and Purchaser agrees that, without limiting the obligations of the Covered Persons under this Section 7.9, this Section 7.9 shall not restrict any Covered Person’s use of such overall knowledge and understanding of such industry for its own internal purposes, including the purchase, sale, consideration of, and decisions related to other investments. Purchaser understands and acknowledges that the Covered Persons are or may be engaged in the business of evaluating, making and managing investments in businesses and acquiring businesses and it is possible that one or more of those businesses are or may in the future be competitive with Purchaser or the Barteca Entities or their respective Affiliates in some way. The obligations of the Covered Persons in this Section 7.9 will not be construed in any way to restrict such Covered Persons from investing in or acquiring any such businesses. Nothing contained herein shall limit any Covered Person’s ability to disclose information in accordance with the terms of this Agreement.
7.10    Consents. Each of Purchaser and Merger Sub acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses (including the Liquor Licenses) or other agreements to which any Barteca Entity is a party (including the Contracts set forth on Schedule 2.4 and Schedule 2.14) and such consents may not be obtained. Without limiting any of Purchaser’s rights under, or any obligations of the Company, the RCP Parties, the GA Parties or the Unitholders under, Section 8.2(a), Section 8.2(b), Section 9.1(b) or Section 10.2(a), each of Purchaser and Merger Sub agrees and acknowledges that none of the Company, RCP Parties, GA Parties or Unitholders will have any liability whatsoever to Purchaser or Merger Sub (or the Surviving Company following the Closing) (and Purchaser and Merger Sub (or the Surviving Company following the Closing) will not be entitled to assert any claims) solely to the extent arising out of or relating to the failure to obtain any consents that may have been or may be required, pursuant to the terms of any Contract set forth on Schedule 2.4 or Schedule 6.2, to be obtained prior to the Closing.
7.11    Additional Covenants. The Parties shall comply with the covenants set forth on Schedule 7.12.

ARTICLE 8

CONDITIONS TO CLOSING
8.1    Conditions to the Obligations of the Blocker Sellers and the Company. The obligations of the Blocker Sellers and the Company to consummate Blocker Interest Acquisition and the Merger are subject to the satisfaction of the following conditions as of the Closing:
(a)    Representations and Warranties. The representations and warranties set forth in Article 5 shall be true and correct at and as of the Closing as if made anew as of such time (except to the extent any such representation and warranty expressly relates to an earlier time (in which case as of such earlier time)), except for any failure of such representations and warranties to be true and correct that has not or would not reasonably be expected to have a material adverse effect on the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby.

(b)    Performance of Covenants. Purchaser and Merger Sub shall have performed in all material respects all of the covenants and agreements required to be performed by each of them under this Agreement at or prior to the Closing.
(c)    No Restraint. No Law, whether preliminary, temporary or permanent, shall be in effect, enjoining, restraining, preventing or prohibiting the consummation of the Blocker Interest Acquisition or the Merger (any such Law or Action, a “Restraint”).
(d)    HSR Waiting Period. Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.
(e)    Certificates. On or prior to the Closing Date, Purchaser shall have delivered to the Sellers’ Representative each of the following:
(i)    a certificate from an officer of each of Purchaser and Merger Sub in the form set forth as Exhibit G, dated as of the Closing Date, stating that the conditions specified in Section 8.1(a) and Section 8.1(b) have been satisfied; and
(ii)    certified copies of the resolutions duly adopted by the board of directors (or equivalent governing bodies) of each of Purchaser and Merger Sub authorizing the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby.
Any condition specified in this Section 8.1 may be waived in a writing executed by the Sellers’ Representative, on behalf of the Company and the Blocker Sellers.
8.2    Conditions to Purchaser’s and Merger Sub’s Obligations. The obligations of Purchaser and Merger Sub to consummate Blocker Interest Acquisition and the Merger are subject to the satisfaction of the following conditions on or before the Closing Date:
(a)    Representations and Warranties.
(i)    Each of the representations and warranties contained in Article 2, Article 3 and Article 4 (except for the Fundamental Representations and the representation and warranty contained in Section 2.18(a)) shall be true and correct (read, for purposes of this Section 8.2(a)(i) only, without giving effect to any qualifier as to materiality, “in all material respects,” “material” or “Material Adverse Effect”) at and as of the Closing as if made anew as of such time (except to the extent any such representation and warranty expressly relates to an earlier time (in which case as of such earlier time)), except for any failure of such representations and warranties to be true and correct that has not or would not reasonably be expected to have a Material Adverse Effect.
(ii)     (A) Each of the Fundamental Representations (except for the representations and warranties contained in Section 2.5(a), the second sentence of Section 2.5(c), and Section 4.6(a)) shall be true and correct in all material respects at and as of the Closing as if made anew as of such time (except to the extent any such representation and warranty expressly relates to an earlier time (in which case as of such earlier time)), (B) the representations and warranties contained in Section 2.5(a), the second sentence of Section 2.5(c) and Section 4.6(a)

shall be true and correct (except (1) for any de minimis inaccuracies and (2) with respect to the purported ownership of the Unitholders set forth on Schedule 2.5(a), for any inaccuracy which does not result in an increase in the Aggregate Closing Consideration payable by Purchaser at the Closing), at and as of the Closing as if made anew as of such time (except to the extent any such representation and warranty expressly relates to an earlier time (in which case as of such earlier time)) and (C) the representation and warranty contained in Section 2.18(a) shall be true and correct at and as of the Closing as if made anew as of such time (except to the extent any such representation and warranty expressly relates to an earlier time (in which case as of such earlier time)).
(b)    Performance of Covenants. Each of the Blockers, the Blocker Sellers and the Company shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement prior to the Closing.
(c)    No Restraint. There shall be no Restraint.
(d)    HSR Waiting Period. Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.
(e)    Certificates. On or prior to the Closing Date, the following shall have been delivered to Purchaser:
(i)    a certificate from an officer of the Company in the form set forth as Exhibit H, dated as of the Closing Date, stating that the conditions specified in Section 8.2(a)Section 8.2(b) and Section 8.2(f) with respect to the Company have been satisfied;
(ii)    the Written Consent; and
(iii)    certified copies of the resolutions duly adopted by (A) the board of directors of each Blocker and (B) the Company Board, in each case, authorizing the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby.
(f)    Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement.
(g)    Other Deliveries. The Company shall have delivered to Purchaser the documentation set forth Schedule 8.2(g), solely to the extent required thereby.
Any condition specified in this Section 8.2 may be waived in a writing executed by Purchaser, on behalf of Purchaser and Merger Sub.
ARTICLE 9

TERMINATION
9.1    Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a)    by mutual written consent of Purchaser and the Sellers’ Representative;
(b)    by Purchaser providing written notice to the Sellers’ Representative, if there has been a breach of the representations and warranties or covenants and agreements by the Company, the Blockers or the Blocker Sellers set forth in this Agreement, which would result in the failure of the conditions set forth in Sections 8.2(a) or 8.2(b) to be satisfied (so long as Purchaser (i) has provided the Sellers’ Representative with written notice of such breach and the breach has continued without cure until the earlier of (A) twenty (20) days following the date of such notice of breach and (B) the Termination Date) and (ii) is not in breach of any of its representations and warranties or covenants and agreements set forth in this Agreement which would result in the failure of the conditions set forth in Sections 8.1(a) or 8.1(b));
(c)    by the Sellers’ Representative providing written notice to Purchaser if there has been a breach of the representations and warranties or covenants and agreements by Purchaser or Merger Sub set forth in this Agreement, which would result in the failure of the conditions set forth in Sections 8.1(a) or 8.1(b) to be satisfied (so long as (i) the Sellers’ Representative has provided Purchaser with written notice of such breach and the breach has continued without cure until the earlier of (A) twenty (20) days following the date of such notice of breach and (B) the Termination Date); provided that the failure by Purchaser to make the payments set forth in Section 1.11 as and when required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by the Sellers’ Representative, and (ii) the Company, the Blockers or the Blocker Sellers are not in breach of their representations and warranties or covenants and agreements in this agreement which would result in the failure of the conditions set forth in Sections 8.2(a) or 8.2(b));
(d)    by either Purchaser or the Sellers’ Representative, providing written notice to the other, if the Closing has not occurred by 5:00 p.m. on July 20, 2018 (the “Termination Date”); provided that (i) Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) if Purchaser’s or Merger Sub’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby at or prior to such time and (ii) the Sellers’ Representative shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) if the Company’s, any of the Blocker’s or any of the Blocker Seller’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby at or prior to such time;
(e)    by either Purchaser or the Sellers’ Representative, providing written notice to the other, if a Restraint has become final and nonappealable; provided that neither Purchaser nor the Sellers’ Representative shall be permitted to terminate this Agreement pursuant to Section 9.1(e) if the existence of such Restraint shall have been principally caused by a breach of this Agreement by (i) in the case of Purchaser, Purchaser or Merger Sub or (ii) in the case of the Sellers’ Representative, any of the Parties (other than Purchaser or Merger Sub); or
(f)    by Purchaser, providing written notice to the Sellers’ Representative, if Purchaser has not received the Written Consent within one (1) Business Day of the execution of this Agreement; provided that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.1(f) after it has received the Written Consent.

9.2    Effect of Termination. Except for the provisions of Section 7.2, Section 7.3, Article 11 and this Section 9.2, which shall survive any termination of this Agreement, in the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any liability to any other Party or its members, stockholders, managers or directors or officers in respect thereof; provided that nothing herein shall relieve any Party from any liability for any willful and material breach of the provisions of this Agreement prior to such termination. For the avoidance of doubt, any breach by Purchaser or Merger Sub of the requirement to consummate the Closing pursuant to Section 1.3 as and when required thereunder shall be considered a willful and material breach of this Agreement. Nothing in this Article 9 shall be deemed to impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement prior to the termination of this Agreement as provided in Section 9.1.
ARTICLE 10

INDEMNIFICATION AND CERTAIN COVENANTS
10.1    Survival of Representations, Warranties, Covenants and Agreements. Each of (a) the representations and warranties of the Parties set forth in this Agreement or in any other document contemplated hereby, or in any certificate delivered hereunder or thereunder and (b) the covenants and agreements of the Parties set forth in this Agreement to the extent contemplating performance prior to or at the Closing, shall survive the Closing and shall terminate on the first (1st) anniversary of the Closing Date. Each covenant and agreement of the Parties set forth in this Agreement that contemplates performance after the Closing shall, in each case and to such extent, survive the Closing and terminate on (i) the date provided in such covenants and agreements, if any, or the date on which they are performed in accordance with their respective terms, plus (ii) an additional thirty (30) days. Notwithstanding the foregoing, if a Claim Notice with respect to a claim for indemnification under Section 10.2(a) or Section 10.2(b) has been delivered pursuant to Section 10.2(d) prior to the expiration of the applicable survival period set forth in this Section 10.1, the representations, warranties, covenants or agreements that are the subject of such Claim Notice shall survive solely with respect to such Claim Notice until such claim is finally and fully resolved.
10.2    Indemnification.
(a)    Indemnification for Purchaser. From and after the Closing, subject to the other provisions of this Article 10, the Blocker Sellers and the Unitholders (other than any holder of Blocker Units) (collectively, the “Seller Indemnifying Persons”), pro rata in accordance with their respective Pro Rata Shares, shall indemnify Purchaser for, and defend and hold Purchaser harmless from and against, any and all Losses actually suffered, paid or incurred by Purchaser or its Representatives (including each Barteca Entity) as a result of or related to:
(i)    (A) any breach (or failure to be true and correct as of the date hereof) of any of the representations and warranties contained in Article 2, Article 3 and Article 4 and (B) any failure of any such representations and warranties to be true and correct as of the Closing as if made anew as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier time (in which case as of such earlier time));

(ii)    (A) any breach by the Company, the Blocker Sellers or the Blockers of any covenant or agreement set forth in this Agreement requiring performance by the Company, a Blocker Seller or any Blocker prior to the Closing and (B) any breach by the Blocker Sellers or the Sellers’ Representative of any covenant or agreement set forth in this Agreement requiring performance by the Blocker Sellers or the Sellers’ Representative after the Closing;
(iii)    any Pre-Closing Taxes;
(iv)    any Action by a Unitholder, the Blocker Sellers or any of their respective Affiliates with respect to the distribution of the Aggregate Closing Consideration or the Additional Consideration, if any, pursuant to the Distribution Waterfall, including any error in the amount of any such payment or distribution required by, or any impermissible payment or distribution under, the Company LLC Agreement; and
(v)    any Covered Matter.
(b)    Indemnification for the Blocker Sellers and Unitholders. From and after the Closing, subject to the other provisions of this Article 10, Purchaser shall indemnify the Blocker Sellers and the Unitholders (other than any holder of Blocker Units) for, and defend and hold each of them harmless from and against, any and all Losses actually suffered, paid or incurred by the Blocker Sellers, the Unitholders (other than any holder of Blocker Units) or their respective Representatives as a result of or related to:
(i)    (A) any breach (or failure to be true and correct as of the date hereof) of any of the representation and warranties contained in Article 5 and (B) any failure of any such representations and warranties to be true and correct as of the Closing as if made anew as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier time (in which case as of such earlier time)); and
(ii)    any breach of any covenant or agreement of Purchaser or Merger Sub set forth in this Agreement.
(c)    Monetary Limitations.
(i)    The Seller Indemnifying Persons shall not have any obligation to indemnify Purchaser for any particular Loss or related Losses pursuant to Section 10.2(a)(i) unless the aggregate amount of all such Losses equals or exceeds $32,500 (and no such Losses with an aggregate value of less than $32,500 shall be applied against the Deductible).
(ii)    Except with respect to Fundamental Representations or the representation and warranties contained in Section 2.23, the Seller Indemnifying Persons shall not have any obligation to indemnify Purchaser under Section 10.2(a)(i) until the aggregate amount of all Losses for which the Seller Indemnifying Persons would otherwise be obligated to indemnify Purchaser pursuant to Section 10.2(a)(i) exceeds $1,625,000 (the “Deductible”), at which point the Seller Indemnifying Parties shall indemnify Purchaser for all such Losses in excess of the Deductible.
(iii)    The Seller Indemnifying Persons’ aggregate liability to Purchaser under Section 10.2(a) (other than any claim for indemnification pursuant to (A) Section 10.2(a)(ii)(B) (other than for any breach of the obligation to indemnify any Indemnified Party pursuant to Section 10.2(a)(i), Section 10.2(a)(ii)(A) or Section 10.2(a)(iii)), (B) Section 10.2(a)(iv) or (C) Section 10.2(a)(v)) shall not exceed the Indemnification Escrow Fund.
(iv)    For purposes of this Article 10, Losses shall not include punitive, special or exemplary damages, except to the extent awarded in a Third-Party Claim.
(v)    Notwithstanding anything to the contrary set forth herein, Purchaser shall not be entitled to be indemnified pursuant to this Article 10 for (A) any Indebtedness included in the calculation of Actual Indebtedness, (B) any amount included in the calculation of Actual Sellers’ Transaction Expenses or (C) any current liability included in the final calculation of Actual Working Capital.
(vi)    The maximum liability of any Seller Indemnifying Person under Section 10.2(a) shall not, in any event, exceed the amount of proceeds actually received by each such Seller Indemnifying Person pursuant to this Agreement.
(vii)    Notwithstanding anything to the contrary in this Agreement, the Seller Indemnifying Persons shall have no obligation under this Agreement to indemnify Purchaser or any of Purchaser’s Affiliates for any Loss resulting from or arising in connection with any Excluded Matter.
(d)    Indemnification Procedures.
(i)    Any Person seeking indemnification under Section 10.2(a) or Section 10.2(b) (an “Indemnified Person”) shall assert any claim for indemnification, including with respect to a Third-Party Claim, by delivering written notice thereof (a “Claim Notice”) in accordance with Section 11.3 to the Party from which indemnification is sought pursuant to Section 10.2 (the “Indemnifying Person”). Each Claim Notice shall describe in reasonable detail the nature of the claim, provide an estimate of the amount of Losses claimed in connection with such claim (to the extent then reasonably estimable) and specify the provisions of this Agreement giving rise to such claim.
(ii)    Upon receipt by an Indemnifying Person of a Claim Notice in respect of a Claim brought by a Person that is not a Party or an Affiliate of a Party (a “Third-Party Claim”), the Indemnifying Person shall be entitled to (A) assume and have sole control over the defense and investigation of such Third-Party Claim at its sole cost and expense (subject to the last sentence of this Section 10.2(d)(ii)) and with counsel of its own choosing if it gives notice of its intention to do so to the Indemnified Person within thirty (30) days after the delivery of such Claim Notice by the Indemnified Person and (B) negotiate a settlement or compromise of, or consent to the entry of an Order with respect to, such Claim; provided that, if (1) such settlement, compromise or consent does not include a full and unconditional waiver and release by such Third Party of all applicable Indemnified Persons for all Losses with respect to such Third-Party Claim, (2) such settlement, compromise or consent imposes a Lien on any of the assets of any such Indemnified Person or (3) such settlement, compromise or consent results or would reasonably be expected to result in a material restriction or condition that would apply to or affect any such Indemnified Person, or the conduct of any such Indemnified Person’s business, or would have a material adverse effect on the reputation of such Indemnified Person or any of its Affiliates, such settlement, compromise or consent shall be permitted only with the prior written consent of such Indemnified Person (whether or not such Indemnified Person is an actual or potential party to such Third-Party Claim), which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Person elects to assume control of the defense and investigation of any such Third-Party Claim, then the Indemnified Person shall be entitled to participate in (but not control) such defense and investigation with counsel reasonably acceptable to the Indemnifying Person at such Indemnified Person’s sole cost and expense; provided, however, that, if in the reasonable opinion of counsel to the Indemnified Person, there exists a conflict of interest between the Indemnifying Person and the Indemnified Person that cannot be waived, the Indemnifying Person shall, subject to the limitations set forth in this Article 10, be liable for the reasonable fees and expenses of counsel to the Indemnified Person.
(iii)    Notwithstanding anything to the contrary in Section 10.2(d)(ii), the Indemnifying Person shall not be entitled to assume and control the defense or investigation of any Third-Party Claim that (A) seeks as the sole remedy an injunction or other equitable relief against an Indemnified Person, (B) involves an allegation that an Indemnified Person committed a criminal act or (C) would reasonably be expected to result in Losses to all applicable Indemnified Persons which, taken with other then-existing Losses for which such Indemnifying Person is obligated to provide indemnification under this Article 10, would exceed by more than 50% the then-remaining limit of liability of such Indemnified Person under Section 10.2(c) (including by virtue of disbursements from the Indemnification Escrow Fund). If, within thirty (30) days after delivery by an Indemnified Person of any Claim Notice with respect to a Third-Party Claim, the Indemnifying Person (1) (I) notifies such Indemnified Person in writing that the Indemnifying Person does not elect to defend and investigate such Third-Party Claim or (II) fails to deliver to the Indemnified Person a written election to assume the defense and investigation of such Third-Party Claim or (2) is not entitled to assume the defense or investigation of such Third-Party Claim, then (x) such Indemnified Person may, at its option (upon advance written notice of at least three (3) Business Days), defend, investigate, settle or compromise, or consent to an entry of an Order with respect to, such Third-Party Claim; provided that any such settlement, compromise or consent shall be permitted only with the written consent of the Indemnifying Person (whether or not the Indemnifying Person is an actual or potential party to such Third-Party Claim), which consent shall not be unreasonably withheld, conditioned or delayed, and (y) the Indemnifying Person may participate in (but not control) any such defense and investigation at its sole cost and expense.
(iv)    No later than three (3) Business Days after (A) the issuance of any final Order (and the expiration of the time in which to appeal therefrom), (B) a settlement shall have been consummated between the Indemnified Person and the Indemnifying Person or (C) the Indemnified Person and the Indemnifying Person shall have entered into any Contract, in each case, determining the amount of any indemnification payment owed to an Indemnified Person pursuant to this Article 10, the applicable Indemnifying Person shall pay the amount payable to such Indemnified Person in accordance with and subject to the limitations set forth in this Article 10, by wire transfer of immediately available funds to an account designated in writing by such Indemnified Person; provided that, if the Indemnifying Person is a Seller Indemnifying Person, such payment shall be made solely pursuant to Section 10.2(h)(i) (other than with respect to any indemnification obligation of a Seller Indemnifying Person under (1) Section 10.2(a)(ii)(B), (2) Section 10.2(a)(iv) and (3) Section 10.2(a)(v).
(v)    Notwithstanding anything in this Section 10.2(d) to the contrary, this Section 10.2(d) shall not apply for purposes of any Third-Party Claim that is a Tax Action, which shall be governed by Section 7.6(c).

(e)    Mitigation; Alternative Recoveries.
(i)    Except with respect to Taxes, each Party shall use its commercially reasonably efforts to mitigate any Losses for which it may claim indemnification under Section 10.2(a) or Section 10.2(b); provided, however, that Purchaser shall not be required to seek any recovery under the R&W Policy in respect of any such Losses.
(ii)    Any Losses indemnifiable under Section 10.2(a) or Section 10.2(b) shall be (i) net of any amount actually recovered (whether by way of payment, discount, credit, off-set, counterclaim or otherwise) by the Indemnified Person with respect to such Losses under Alternative Arrangements, and (ii) determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement in this Agreement. Each of the Parties shall, and shall cause their respective Representatives to, use commercially reasonable efforts to seek full recovery under all Alternative Arrangements covering any such Losses to the same extent as they would if such Losses were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by the Unitholders (other than any holder of Blocker Interests) or Blocker Sellers, on the one hand, or Purchaser, on the other hand, with respect to any Losses for which any such Person has been indemnified hereunder (other than, in the case of Purchaser, recovery under the R&W Policy), then a refund equal to the aggregate amount of the recovery (if and to the extent such amount of recovery would have reduced the amount to which such Person would have been entitled to pursuant to the first sentence of this Section 10.2(e)(ii)) shall be made promptly to the applicable indemnifying Party.
(f)    Materiality Scrape. For purposes of this Section 10.2 only, (i) a breach (or failure to be true and correct) of a representation or warranty in this Agreement as of the date hereof or as of the Closing as if made anew as of the Closing, shall be deemed to exist either if such representation or warranty (A) is actually breached or actually fails to be true and correct as of the date hereof or as of the Closing as if made anew as of the Closing or (B) would have been breached or would have failed to be true and correct as of the date hereof or as of the Closing as if made anew as of the Closing if such representation or warranty had not contained any limitation or qualification as to “in all material respects,” “material” or “Material Adverse Effect” set forth in such representation or warranty, and (ii) the amount of Losses in respect of any such breach or failure, including any deemed breach or failure pursuant to the foregoing clause (a), shall be determined without regard to any such limitation or qualification as to “in all material respects,” “material” or “Material Adverse Effect” set forth in such representation or warranty.
(g)    Adjustments to Purchase Price. The Parties agree that any indemnification payments pursuant to this Section 10.2 shall be treated as an adjustment to the applicable purchase price for Tax purposes to the maximum extent permitted by applicable Law.
(h)    Escrow; Escrow Releases.
(i)    The Indemnification Escrow Fund (A) shall be the exclusive source of funding for any indemnification obligation of a Seller Indemnifying Person under Section 10.2(a) (other than (A) Section 10.2(a)(ii)(B), (B) Section 10.2(a)(iv) and (C) Section 10.2(a)(v)) and (B) may be a nonexclusive source of funding for any indemnification obligation of a Seller Indemnifying Person under Section 10.2(a)(ii)(B) or Section 10.2(a)(iv).

(ii)    No later than five (5) Business Days following first (1st) anniversary of the Closing Date, Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay to the Paying Agent, by wire transfer of immediately available funds, the Initial Release Amount. As used in this Agreement, the “Initial Release Amount” means an amount equal to the difference of (A) the Indemnification Escrow Fund as of the date of release, minus (B) the sum of (1) all amounts, if any, that, as of the first (1st) anniversary of the Closing Date, represent claimed Losses under then-pending indemnification claims subject to Claim Notices (“Outstanding Claims”), plus (2) any amount due to Purchaser from the Indemnification Escrow Fund pursuant to indemnification claims that have been finally resolved in accordance with this Agreement and the Escrow Agreement but which the Escrow Agent has not yet released from the Indemnification Escrow Fund to Purchaser. As promptly as reasonably practicable after receipt of the Initial Release Amount, the Paying Agent shall disburse the Initial Release Amount to the Blocker Sellers and the Unitholders (other than any holder of Blocker Units) in accordance with the Distribution Waterfall. With respect to any Outstanding Claim, the Parties agree that, as and when any such Outstanding Claim is resolved, Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay to the Paying Agent, by wire transfer of immediately available funds, the applicable Resolved Amount. As used in this Agreement, “Resolved Amount” means, with respect to any Outstanding Claim, an amount equal to the difference of (A) the amount claimed by Purchaser with respect to such Outstanding Claim, minus (B) all amounts released from the Indemnification Escrow Fund to Purchaser with respect to such Outstanding Claim.
10.3    Exclusive Remedy; Release; Fraud.
(a)    Without limiting any rights of Purchaser or its Affiliates under the R&W Policy, from and after the Closing, the provisions of Section 1.12, Article 10, Article 11 (including the provisions of Section 11.9 with respect to any breach or threatened breach of any covenant or agreement set forth in this Agreement, in any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, that contemplates performance after the Closing), any Completed LoT, the Paying Agent Agreement and the Escrow Agreement (such provisions, collectively, the “Remedy Provisions”) shall be the sole and exclusive remedy for any Action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement, the negotiation, execution, performance or subject matter of this Agreement, the transactions contemplated by this Agreement or any Losses alleged to be suffered by any Party as a result of the actions or failure to act by any Party in connection with this Agreement or the transactions contemplated by this Agreement. In furtherance of the foregoing, and without limiting any of the Parties rights under the Remedy Provisions, to the fullest extent permitted under applicable Law (including under Environmental Laws), effective only from and after the Closing, Purchaser waives any and all rights, claims and causes of action it may have against any of the RCP Parties, the GA Parties and the Unitholders (other than any holder of Blocker Units) and each of their respective former, current or future Affiliates, officers, directors, employees, partners, members, equityholders, managers, agents, advisors, successors or permitted assigns, excluding, in each case, any Person who continues to be an officer, employee, agent or advisor of the Barteca Entities after the Closing relating to the operation of the Barteca Entities or their respective businesses, or relating to the subject matter of this Agreement or any other document contemplated hereby, or the transactions contemplated hereby, in each case, whether or not arising under, or based upon, any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy). Furthermore, without limiting the generality of this Section 10.3(a), from and after the Closing, (i) Purchaser shall not be entitled to rescind this Agreement or treat this Agreement as terminated by reason of any breach of this Agreement, and (ii) Purchaser hereby waives any and all rights of rescission it may have in respect of any such matter. Purchaser, the RCP Parties, the GA Parties and the Unitholders acknowledge and agree, on their own behalf and on behalf of each of their respective Affiliates, as the case may be, that the agreements contained in this Section 10.3(a) (A) require performance after the Closing to the maximum extent permitted by applicable Law and shall survive the Closing for twenty (20) years; and (B) are an integral part of the transactions contemplated hereby and that, without the agreements set forth in this Section 10.3(a), none of the Parties would enter into this Agreement.
(b)    Notwithstanding anything in this Agreement to the contrary, (i) nothing in this Article 10 prohibits, hinders, limits or otherwise restricts any Party’s right to bring an Action for, or any Party’s Liability for, Fraud, and (ii) none of Purchaser, Merger Sub or any of their respective Representatives disclaim reliance on any representation and warranty expressly made in a Completed LoT.
ARTICLE 11

MISCELLANEOUS
11.1    Sellers’ Representative.
(a)    Rosser Capital Partners Management, L.P. is constituted and appointed as the Sellers’ Representative. For purposes of this Agreement, the term “Sellers’ Representative” shall mean the representative, true and lawful agent, proxy and attorney-in-fact of the Blocker Sellers, the Company, the Blockers and the Unitholders (the “Represented Parties”) for all purposes of this Agreement and the Escrow Agreement, with full power and authority on such Person’s behalf to: (i) consummate the transactions contemplated by this Agreement, (ii) pay such Person’s expenses (whether incurred on or after the date hereof) incurred in connection with the negotiation and performance of this Agreement, (iii) receive, give receipt and disburse any funds received hereunder on behalf of such Person and to hold back from disbursement any such funds to the extent it reasonably determines may be necessary, (iv) execute and deliver any certificates representing the Blocker Interests and/or Company Units, if any, and execute such further instruments as Purchaser shall reasonably request, (v) execute and deliver on behalf of such Person all documents contemplated herein and any amendment or waiver hereto, (vi) take all other actions to be taken by or on behalf of such Person in connection herewith, (vii) negotiate, settle, compromise and otherwise handle all disputes under this Agreement, including without limitation, disputes pursuant to Section 1.12, (viii) waive any condition to the obligation of such Person to consummate the transactions contemplated by this Agreement, (ix) give and receive notices on behalf of such Person and (x) do each and every act and exercise any and all rights which such Person is, or the Represented Parties collectively are, permitted or required to do or exercise under this Agreement. The Represented Parties, by executing and delivering this Agreement, approving the terms of this Agreement and/or accepting any of the consideration payable to them hereunder, irrevocably grant unto the Sellers’ Representative full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the transactions contemplated by this Agreement, as fully to all intents and purposes as the Represented Parties might or could do in person. Each of the Represented Parties (other than the Blockers) agrees that such agency and proxy are coupled with an interest, are therefore irrevocable (except as set forth in Section 11.1(h)) without the consent of the Sellers’ Representative and shall survive the death, incapacity or bankruptcy of any of the Represented Parties; provided, that without limitation of the power and authority of the Sellers’ Representative to take any action expressly set forth in this Section 11.1 on behalf of the Represented Parties, the Sellers’ Representative shall not constitute the attorney-in-fact of the GA Parties.
(b)    All decisions, actions, consents and instructions of the Sellers’ Representative shall be final and binding upon all of the Represented Parties and none of Represented Parties shall have any right to object, dissent, protest or otherwise contest the same, except in the case of fraud or bad faith by the Sellers’ Representative. Neither the Sellers’ Representative nor any agent employed by Sellers’ Representative shall incur any liability to any Represented Party relating to the performance of its duties hereunder except for actions or omissions by the Sellers’ Representative or such agent constituting fraud or bad faith. The Sellers’ Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Represented Party, except in respect of amounts actually received on behalf of any such Blocker Seller or any such Unitholder (other than any holder of Blocker Units).
(c)    The Represented Parties shall cooperate with the Sellers’ Representative and any accountants, attorneys or other agents whom the Sellers’ Representative may retain to assist in carrying out Sellers’ Representative’s duties hereunder. The Blocker Sellers and the Unitholders (other than any holder of Blocker Units) shall reimburse the Sellers’ Representative for all costs and expenses incurred, including professional fees, on a pro rata basis, based on the amount each such Blocker Seller or each such Unitholder (other than any holder of Blocker Units) would have borne of such costs and expenses had such costs and expenses been deducted from the Aggregate Final Consideration prior to such Aggregate Final Consideration being distributed pursuant to the Distribution Waterfall.
(d)    In the event that the Sellers’ Representative becomes unable to perform the Sellers’ Representative’s responsibilities or resigns from such position, the Sellers’ Representative shall select another representative to fill such vacancy and such substituted representative shall (i) be deemed to be the Sellers’ Representative for all purposes of this Agreement and (ii) exercise the rights and powers of, and be entitled to the indemnity, reimbursement and other benefits of, the Sellers’ Representative hereunder.
(e)    The Sellers’ Representative shall hold the Sellers’ Representative Expense Fund in trust to cover and reimburse the fees and expenses incurred by the Sellers’ Representative for its obligations in connection with this Agreement and the transactions contemplated hereby. The Sellers’ Representative shall disperse to the Unitholders (other than any holder of Blocker Units) and the Blocker Sellers the remaining balance of the Sellers’ Representative Expense Fund in accordance with the Distribution Waterfall, as and when determined by the Sellers’ Representative in its sole discretion.
(f)    It is acknowledged by each of the Parties that the Barteca Entities and the Sellers’ Representative (and its Affiliates) have retained each of Kirkland & Ellis LLP, Halloran & Sage LLP, Berdon, Young & Margolis, PC and FordHarrison LLP (“Sellers’ Counsel”) to act as their counsel in connection with the transactions contemplated hereby and that Sellers’ Counsel has not acted as counsel for any other Person in connection with the transactions contemplated hereby. The Parties hereby agree that, in the event that a dispute arises between Purchaser, any of the Blockers, the Company or any of their respective Affiliates, on the one hand, and the Sellers’ Representative or any of its Affiliates, on the other hand, Sellers’ Counsel may represent the Sellers’ Representative or any of its Affiliates in such dispute even though the interests of the Sellers’ Representative or any of its Affiliates may be directly adverse to Purchaser, any Barteca Entity, any of the Blockers or any of their respective Affiliates and even though Sellers’ Counsel may have represented any Blocker or any Barteca Entity in a matter substantially related to such dispute, and each of Purchaser, the Blockers and the Company hereby waive on behalf of itself and their respective Affiliates, any conflict of interest in connection with such representation by Sellers’ Counsel. Each of Purchaser and the Company further agrees that, as to all communications among Sellers’ Counsel, any Barteca Entity, and any Blocker Seller or any Unitholder prior to the Closing that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to the Sellers’ Representative and its Affiliates, as applicable, and may be controlled by the Sellers’ Representative and its Affiliates and shall not pass to or be claimed by Purchaser, the Barteca Entities or any of their respective Affiliates; provided, however, that (i) in the event that, after the Closing, a dispute arises between Purchaser or any Barteca Entity, on the one hand, and a third party other than the Sellers’ Representative, a RCP Party, a GA Party or a Unitholder, on the other hand, Purchaser or any Barteca Entity may assert the attorney-client privilege or other applicable privilege or protection to prevent disclosure of such communications to such third party and (ii) in the event that, after the Closing, a dispute arises between Purchaser or any Barteca Entity, on the one hand, and the Sellers’ Representative, a RCP Party, a GA Party or a Unitholder, on the other hand, nothing in this Section 11.1(f) shall prohibit Purchaser or any Barteca Entity from seeking proper discovery of any such communications or the Sellers’ Representative, a RCP Party, a GA Party or a Unitholder from asserting that such communications are not discoverable to the extent that applicable attorney–client privileges and working product protections have attached thereto.
(g)    Purchaser and Merger Sub may rely upon any decision, act, consent or instruction of the Sellers’ Representative as being the decision, act, consent or instruction of each of the Blocker Sellers and the Unitholders (other than any holder of Blocker Units). Each of Purchaser and Merger Sub is hereby relieved from any Liability to any Person for any acts done by Purchaser or Merger Sub in accordance with such decision, act, consent or instruction of the Sellers’ Representative.
(h)    Notwithstanding the foregoing, effective from and after the Closing, (i) the Sellers’ Representative shall cease to be the Company’s or any Blocker’s representative, true and lawful agent, proxy and attorney-in-fact for any purpose whatsoever and the Sellers’ Representative’s constitution and appointment as such pursuant to Section 11.1(a) is hereby revoked and (ii) none of the Company or any Blocker shall be bound by any action, decision or omission of the Sellers’ Representative, whether occurring prior to, at or after the Closing.
11.2    Amendment and Waiver. This Agreement may not be amended, altered or modified except by a written instrument executed by Purchaser and the Sellers’ Representative; provided that the Company may, with the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed), amend Exhibit I by providing such amendment in writing to the other Parties (provided that any such amendment (a) is not inconsistent with the terms of the Company LLC Agreement (including the terms thereof related to distributions) and (b) is not inconsistent with the proviso of the definition of Distribution Waterfall). No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any Action arising out of this Agreement, or any provision of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such Action, provision, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. Notwithstanding anything to the contrary contained herein, this Section 11.2, Section 11.8, Section 11.13, Section 11.14(b) and Section 11.16(b) may not be amended, modified, waived or terminated in a manner adverse in any material respect to any Debt Financing Source without the prior written consent of such Debt Financing Source.
11.3    Notices. All notices, requests and other communications hereunder must be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party pursuant to this provision):
If to the Company (prior to the Closing), then to:
Barteca Holdings, LLC
22 Elizabeth Street
South Norwalk, CT 06854
Email:    andy@barteca.com
Attention:     Carl A. Pforzheimer and Sasa Mahr-Batuz
with copies (which shall not constitute notice) to:
Rosser Capital Partners
45 East Putnam, Suite 109
Greenwich, CT 06830
Email:    jorganek@rossercapitalpartners.com
Attention:     Harold Rosser; Jacob Organek
and
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Email:    jkogan@kirkland.com
Attention:     Joshua Kogan, P.C.
If to the RCP Parties, any Unitholder (including the Blockers prior to the Closing) or the Sellers’ Representative, then to:
Rosser Capital Partners
45 East Putnam, Suite 109
Greenwich, CT 06830
Email:    jorganek@rossercapitalpartners.com
Attention:     Harold Rosser; Jacob Organek
with copies (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Email:    jkogan@kirkland.com
Attention:     Joshua Kogan, P.C.
If to the GA Parties, then to:
c/o General Atlantic Service Company, LLC
55 East 52nd Street, 32nd Floor
New York, NY 10055
Email:    CLanning@generalatlantic.com
Attention:     Chris Lanning
with copies (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Email:    mabbott@paulweiss.com; ngoldman@paulweiss.com
Attention:     Matthew Abbott and Neil Goldman
If to Purchaser or Merger Sub, or after the Closing, to the Blockers or the Company, then to:
Del Frisco’s Restaurant Group, Inc.
2900 Ranch Trail
Irving, TX 75063
Email:    nabdallah@dfrg.com>
Attention:     Norman Abdallah, Chief Executive Officer
with copies (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.

Washington, DC 20005
Email:    jeremy.london@skadden.com
Attention:     Jeremy London
11.4    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the Parties without the prior written consent of Purchaser and the Sellers’ Representative, any attempted assignment without such prior written consent shall be void; provided that the rights of Purchaser may be assigned to the Debt Financing Sources for collateral purposes.
11.5    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
11.6    Construction and Interpretation. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (d) the terms “Article,” “Exhibit,” “Schedule” or “Section” refer to the specified Article, Exhibit, Schedule or Section of this Agreement and (c) the word “including” means “including without limitation.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day. Unless otherwise specifically indicated, any reference herein to “$” means U.S. dollars. Any Contract referred to herein or in the Disclosure Schedules means such Contract as from time to time amended, modified or supplemented prior to the Closing Date, unless otherwise specifically indicated, and any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented prior to the date hereof, unless otherwise specifically indicated. References to a person are also to its successors and permitted assigns. A document or information shall be deemed to have been “made available” or otherwise delivered or provided to Purchaser or its Representatives only if, prior to the date hereof, such document or information has been posted to the Dataroom in a folder thereof to which Purchaser or its Representatives have downloading and printing access. All references to time in this Agreement shall be deemed to be New York City time unless otherwise expressly specified.
11.7    Captions; etc. The captions, headings and table of contents used in this Agreement are for convenience of reference only and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

11.8    No Third-Party Beneficiaries. Except for (a) Section 7.4, which is intended to be for the benefit of the D&O Indemnified Parties, and (b) after the Closing, Section 1.6(a), which is intended to be for the benefit of the Unitholders (other than any holder of Blocker Units), nothing herein expressed or implied is intended or shall be construed to confer upon or give to any third party, other than the Parties and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, except that the provisions of Section 11.2, this Section 11.8, Section 11.13, Section 11.14(b) and Section 11.16(b) shall also be for the benefit of the Debt Financing Sources.
11.9    Specific Performance; Damages. Each Party agrees that the other Parties would suffer irreparable damage in the event that any of the covenants or agreements set forth in this Agreement, in any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, were not performed in accordance with the terms of this Agreement or were otherwise breached and money damages or other legal remedies would not be an adequate remedy for any such damage. Accordingly, the Parties acknowledge and hereby agree that, at any time prior to the termination of this Agreement, in the event of any breach or threatened breach of this Agreement, the Parties shall be entitled to an injunction or injunctions to prevent or restrain any such breaches or threatened breaches and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations set forth in this Agreement, in addition to any other remedy to which a Party may be entitled at law or in equity (including the Sellers’ Representative’s or Purchaser’s right to terminate this Agreement if and as permitted pursuant to Section 9.1 and to seek money damages if and as permitted by Section 9.2). Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such Party. Each Party hereby waives (a) the defense that a remedy at law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. In the event that any Party prevails against another Party in any Action commenced to specifically enforce the terms of this Agreement pursuant to this Section 11.9, all reasonable out-of-pocket fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the such prevailing Party in such Action shall be reimbursed by the non-prevailing Parties.
11.10    Complete Agreement. This Agreement (together with the Confidentiality Agreement, except for paragraphs 4 and, solely with respect to “Transaction Information” (as defined therein), paragraph 5 thereof, each of which shall terminate and be of no further force or effect from and after the Parties’ execution and delivery of this Agreement) contains the complete agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, which may have related to the subject matter hereof in any way.
11.11    Counterparts. This Agreement may be executed in two (2) or more counterparts, any one of which may be by facsimile or email delivery of a .pdf document, and each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.
11.12    Governing Law. This Agreement, and all Actions (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
11.13    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY INCLUDING ANY LEGAL PROCEEDING AGAINST THE DEBT FINANCING SOURCES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.
11.14    Exclusive Jurisdiction and Venue.
(a)    Each Party (i) submits to the exclusive jurisdiction and venue of the United States District Court for the District of Delaware or the Court of Chancery of the State of Delaware, as applicable, for any Action arising from or in connection with the interpretation or enforcement of this Agreement, (ii) agrees that all claims and disputes in respect of such Action shall be heard and determined exclusively in accordance with for foregoing clause (i), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party and (v) agrees that service of process upon such Party in any such action shall be effective if such process is given as a notice in accordance with Section 11.3.
(b)    Each Party agrees that it shall not bring or support any Action of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the Debt Commitment Letters or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or federal court, and any appellate court from any court thereof.
11.15    Exhibits; Disclosure Schedules. The Schedules to this Agreement (the “Disclosure Schedules”) are organized into sections that correspond to the Sections of this Agreement. The information set forth in each section of the Disclosure Schedules that qualifies a Section set forth in Article 2, Article 3 or Article 4 shall be deemed to also qualify any other Section set forth in Article 2, Article 3 or Article 4 to the extent one could reasonably conclude, without further inquiry, that any such information applies to such other Section and regardless of whether such section or subsection is qualified by reference to the Disclosure Schedules. The Exhibits to this Agreement and the Disclosure Schedules are incorporated and made a part hereof and are an integral part of this Agreement.
11.16    Non-Recourse.
(a)    This Agreement may only be enforced against, and any Action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, may only be brought against the Parties and the Unitholders. No Person who is not a Party (other than the Unitholders), including any past, present or future Representative of any of the Company, the RCP Parties, the GA Parties, the Blockers, the Blocker Sellers or any of their respective Affiliates, in each case, other than any Party, shall have or be subject to any liability or indemnification obligation (whether in contract or in tort) to Purchaser or any other Person resulting from (nor shall Purchaser have any claim with respect to) (i) the distribution to Purchaser, or Purchaser’s use of, or reliance on, any information, documents, projections, forecasts or other material made available to Purchaser in the Dataroom or otherwise, confidential information memoranda or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement, or (ii) any claim based on, in respect of, or by reason of, the sale and purchase of the Company or the Blockers pursuant to this Agreement, including any alleged non-disclosure or misrepresentations made by any such Persons, in each case, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise; and each Party waives and releases all such liabilities and obligations against any such Persons.
(b)    Notwithstanding anything herein to the contrary, the Company, the Blockers and the Blocker Sellers (each, on behalf of itself and each of their respective Representatives (collectively, the “Debt Financing Related Parties”)) hereby waives any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise, and the Company, the Blockers and the Blocker Sellers (each, on behalf of itself and each of its Debt Financing Related Parties) agrees not to commence any Action against any Debt Financing Source in connection with this Agreement or the transactions contemplated hereunder (including any Action relating to the Debt Financing or the Debt Commitment Letter); provided that nothing in this Section 11.16(b) shall in any way limit or qualify the obligations and liabilities of the Debt Financing Sources to Purchaser thereunder or in connection therewith.
ARTICLE 12

DEFINITIONS
12.1    Certain Definitions. As used in this Agreement, each of the following capitalized terms has the meaning specified in this Section 12.1:
“Action” means any action, arbitration, audit, claim, complaint, notice of violation, petition, litigation, suit, proceeding (whether at law or in equity), investigation, Order or government charge.

“Additional Consideration” means (a) any amounts payable to the Unitholders (other than any holder of Blocker Units) and the Blocker Sellers pursuant to Section 1.12(c) through Section 1.12(d), including upon release of the Adjustment Escrow Fund pursuant to Section 1.12(c) through Section 1.12(d), plus (b) any amounts payable to the Unitholders (other than any holder of Blocker Units) and the Blocker Sellers upon release of the Indemnification Escrow Fund pursuant to Section 10.2(h)(ii) plus (c) any amounts payable to the Unitholders (other than any holder of Blocker Units) and the Blocker Sellers upon release of the Sellers’ Representative Expense Fund pursuant to the terms of Section 11.1(e) plus (d) any amounts payable to the Unitholders (other than any holder of Blocker Units) and the Blocker Sellers pursuant to Section 7.6(d).
“Adjustment Escrow Account” means the escrow account established pursuant to the Escrow Agreement in respect of the Adjustment Escrow Amount.
“Adjustment Escrow Amount” means cash in the amount of $1,000,000.
“Adjustment Escrow Fund” means, as of any date of determination, the amount of funds held in the Adjustment Escrow Account.
“Advisory Agreement” means the Amended and Restated Advisory Agreement, dated as of November 20, 2015, by and among the Company and the other parties thereto.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
“Aggregate Adjusted Closing Consideration” means (a) the Base Purchase Price, plus (b) the Actual Cash, minus (c) the Actual Indebtedness, minus (d) the Actual Sellers’ Transaction Expenses, minus (e) the amount, if any, by which Target Working Capital is greater than Actual Working Capital, plus (f) the amount, if any, by which Actual Working Capital is greater than Target Working Capital, minus (g) the Escrow Amount, minus (h) the amount of the Sellers’ Representative Expense Fund.
“Aggregate Closing Consideration” means (a) the Base Purchase Price, plus (b) the Estimated Cash, minus (c) the Estimated Indebtedness, minus (d) the Estimated Sellers’ Transaction Expenses, minus (e) the amount, if any, by which Target Working Capital is greater than Estimated Working Capital, plus (f) the amount, if any, by which Estimated Working Capital is greater than Target Working Capital, minus (g) the Escrow Amount, minus (h) the amount of the Sellers’ Representative Expense Fund.
“Aggregate Final Consideration” means (a) the Aggregate Closing Consideration, plus (b) the Additional Consideration.
“Agreed Accounting Principles” means, first, (a) the same accounting methods, policies, practices and procedures, with consistent classifications, and estimation methodologies as were used in the preparation of the Audited Financial Statements, including each “Adjustment” set forth in the Working Capital Schedule and the other notes contained therein, and then, (b) GAAP.

“Alternative Arrangements” means (a) insurance policies covering a Loss that is the subject of an applicable claim for indemnity under Section 10.2(a) or Section 10.2(b) and (b) any Contract providing for an indemnification, counterclaim, reimbursement arrangement or other compensation for a Loss that is the subject of an applicable claim for indemnity under Section 10.2(a) or Section 10.2(b), in each case, other than the R&W Policy.
“Barteca Entities” means the Company and each of its Subsidiaries.
“Base Purchase Price” means $325,000,000.
“Blocker Units” means, collectively, the RCP Blocker Units and the GA Blocker Units.
“Business Day” means any day other than a Saturday or Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to close.
“Cash” means, as of the open of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby), the sum of (a) all cash, all cash equivalents, marketable securities and deposits with third parties (including deposits with landlords) of the Barteca Entities, in each case determined in accordance with the Agreed Accounting Principles, (i) including the amount of any checks or drafts for the benefit of any of the Barteca Entities which have been issued to any of the Barteca Entities but not yet cleared and any wires, cash receipts and deposits transmitted to any of the Barteca Entities and in transit and (ii) excluding all Restricted Cash, plus (b) the CEO Note Amount, plus (c) the amount of any checks or drafts written by any of the Barteca Entities but not yet cleared and the amount of any wires or deposits transmitted by or on behalf of any of the Barteca Entities and in transit.
“CEO Note” means that certain Secured Term Loan Note, dated as of March 6, 2017, issued by Jeff Carcara in favor of the Company.
“CEO Note Amount” means the aggregate amount owed to the Barteca Entities under the CEO Note, including the aggregate principal amount, together with any accrued and unpaid interest thereon, pursuant thereto, in each case, as of immediately prior to the Closing.
“Code” means the Internal Revenue Code of 1986 or any successor federal Tax statute.
“Commission” means the Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.
“Company Intellectual Property Rights” means all Intellectual Property Rights used or held for use in the operation of the business of the Barteca Entities.
“Company LLC Agreement” means the Company’s Third Amended and Restated Limited Liability Company Agreement, dated as of November 20, 2015 (as the same may be amended or modified from time to time).
“Company Units” means “Common Units” (as such term is defined in the Company LLC Agreement).

“Contract” means any contract, agreement, arrangement or understanding, whether written or oral.
“Covered Matter” means any matter set forth on Schedule 10.2(a)(v).
“Credit Support Arrangement” means any arrangement by a Person in which guaranties (including guaranties of performance or payment under agreements, commitments, obligations and permits), keepwells, letters of credit or other credit or credit support arrangements, including bid bonds, advance payment bonds, performance bonds, payment bonds, retention and/or warranty bonds or other bonds or similar instruments, were or are issued, entered into or otherwise put in place by such Person to support or facilitate, or otherwise in respect of, the Indebtedness, Liabilities or obligations of another Person.
“Debt Financing Sources” means the Persons that have committed to provide any of the Debt Financing or have otherwise entered into agreements (including the Debt Commitment Letter, the Debt Financing Documents contemplated thereby or any joinder agreement or credit agreement pursuant thereto) in connection with the Debt Financing, including the Lenders, agents and arrangers, together with their respective Affiliates, and any of their or their Affiliates’ respective, direct or indirect, former, current or future equityholders, managers, members, directors, officers, employees, agents, advisors, other representatives, successors or assignees.
“Distribution Waterfall” means the manner in which the Aggregate Final Consideration is to be allocated among the Blocker Sellers in respect of the Blocker Interests and the Unitholders (other than any holder of Blocker Units) in respect of Company Units as set forth on Exhibit I; provided that, for purposes of the Distribution Waterfall, (a) the Blocker Sellers shall be treated as if the Blocker Sellers had sold the Blocker Units to Purchaser, (b) the amount payable to Jeff Carcara under Section 1.6(a)(i) pursuant to the Distribution Waterfall shall be calculated net of the CEO Note Amount and (c) any amounts payable to the RCP Blocker Stockholders hereunder shall be apportioned to each RCP Blocker Stockholder in accordance with the percentages set forth opposite such RCP Blocker Stockholder’s name on Schedule 1.1.
“Environmental Laws” means all applicable federal, state, local and foreign statutes, regulations, and rules concerning pollution or protection of the environment, including as relates to the management of or exposure to hazardous substances, as the foregoing are enacted and in effect, on the Closing Date.
“Equity Securities” means, with respect to any Person, (a) any and all shares, interests or equivalents in capital stock, equity securities or partnership, membership, voting or other ownership interests (including limited liability company, partnership and joint venture interests, whether voting or nonvoting, and whether common or preferred) of such Person, (b) any security directly or indirectly convertible into or exchangeable or exercisable for any security described in the foregoing clause (a) or security containing any profit participation features, (c) any security of such Person with equity features or that are derivative of, or provide economic benefits based on, directly or indirectly, the value or price of, any security described in the foregoing clauses (a) through (b), (d) any stock appreciation rights, phantom stock rights or other similar rights with respect to such Person and (e) any warrants, commitments, rights or options, directly or indirectly, to subscribe for or purchase any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any Person (whether or not incorporated) that, together with any Barteca Entity, is treated as a single employer under Section 414(b) or (c) of the Code.
“Escrow Agent” means Wilmington Trust, N.A., as the Escrow Agent under the Escrow Agreement.
“Escrow Agreement” means the Escrow Agreement, substantially in the form attached hereto as Exhibit J, to be entered into at the Closing by Purchaser, the Sellers’ Representative and the Escrow Agent.
“Escrow Amount” means the Adjustment Escrow Amount, plus the Indemnification Escrow Amount.
“Excluded Matter” has the meaning set forth on Schedule 10.2(c)(vii).
“Fraud” means fraud committed with an intent to deceive, with malice or similar intent (but excluding any fraud committed without such intent (for instance, with only negligence or recklessness) with respect to the representations and warranties set forth in Article 2, Article 3 or Article 4.
“Fundamental Representations” means the representations and warranties set forth in Section 2.1, Section 2.2, Section 2.3, Section 2.5, Section 3.1, Section 3.2, Section 3.6, Section 4.1, Section 4.2 and Section 4.6.
“GA Blocker Note” means that certain promissory note, dated as of December 15, 2015, issued by GA Blocker in favor of GA Interholdco.
“GA Blocker Units” means all Company Units owned of record by General Atlantic (BT), LLC, a Delaware limited liability company.
“GA Parties” means, collectively, GA Interholdco, GABT and JRZ.
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Governing Documents” means any legal document by which any Person (other than an individual) establishes its legal existence or that governs its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating (or limited liability company) agreement and certificate of formation.
“Governmental Authority” means any government, governmental agency, department, bureau, office, commission, authority, or instrumentality, or court of competent jurisdiction, in each case whether foreign, federal, state, or local.
“Hazardous Materials” means (a) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is friable, urea formaldehyde foam insulation,

polychlorinated biphenyls and radon gas, (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law or for which Liability is imposed arising from injury to persons, property or resources , in each case of (b) or (c) due to its hazardous, toxic, dangerous or deleterious properties or characteristics.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” means (a) the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums, fees or penalties, of all indebtedness for borrowed money of the Barteca Entities and the Blockers and all obligations of the Barteca Entities and the Blockers evidenced by bonds, debentures, notes or similar instruments, (b) all obligations of the Barteca Entities and the Blockers owed under any capital leases, synthetic lease, sale and leaseback transaction or capital lease transaction, in each case, whether or not recorded in the Financial Statements, (c) all obligations of the Barteca Entities and the Blockers under any deferred purchase price arrangements or conditional sale or other title retention agreements relating to property or assets purchased by any of the Barteca Entities and the Blockers, (d) the maximum amount or value payable by the Barteca Entities and the Blockers with respect to any unearned earnouts or accrued but unpaid earnouts or similar contingency obligations related to any closed or pending acquisitions by any Barteca Entity or any Blocker, (e) the net position (which may be positive or negative) under any obligations of the Barteca Entities and the Blockers in respect of interest rate protection agreements, foreign currency exchange agreements or any other interest or exchange rate or commodity price hedging arrangements or any other hedging arrangements (valued as of the Closing at the termination value thereof, with respect to interest rate hedging or other derivative arrangements, or using a marked to market calculation, with respect to commodities hedging or other derivative arrangements, in each case calculated in accordance with the underlying agreements), and any “break”, termination or other costs and expenses in connection with the termination of any such hedging arrangements (provided that for the avoidance of doubt, such arrangements that are in a net asset position shall reduce Indebtedness and those that are in a net liability position shall increase Indebtedness), (f) all obligations of the Barteca Entities under any letters of credit, bankers’ acceptances and similar obligations issued for the account of any Barteca Entity or Blocker, solely to the extent drawn, (g) all guarantees of the Barteca Entities and the Blockers in respect of the items referred to in clauses (a) through (f), and (h) all obligations of the kind referred to in the foregoing clause (g) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on the assets of a Barteca Entity or a Blocker, whether or not such a Barteca Entity or Blocker has assumed or become liable for the payment of such obligation. Notwithstanding the foregoing, Indebtedness does not include (i) any obligations arising under any Real Property Lease or other operating lease obligations or (ii) any intercompany obligations solely between or among any of the Barteca Entities.
“Indemnification Escrow Account” means the escrow account established pursuant to the Escrow Agreement in respect of the Indemnification Escrow Amount.
“Indemnification Escrow Amount” means cash in the amount of $1,625,000.

“Indemnification Escrow Fund” means, as of any date of determination, the amount of funds held in the Indemnification Escrow Account.
“Intellectual Property Rights” means any and all of the following: (a) patents, patent applications and patent disclosures and improvements thereto together with all reissuances, continuations, continuations in part, divisionals, reissues, revisions, substitutions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, design rights, trade names, brand names, logos, slogans, corporate names, domain names and other similar designations of source or origin, all applications, registrations and renewals in connection therewith, and all goodwill associated with any of the foregoing (“Trademarks”); (c) software and copyrights and all applications, registrations and renewals, extensions and reversions in connection therewith; (d) trade secrets and other legally-protected confidential or proprietary business information or rights, to the extent legally-protected (“Trade Secrets”); (e) social media addresses and accounts and usernames, account names and identifiers (whether textual, graphic, pictorial or otherwise), and sub-domain names and personal URLs used or acquired in connection with a third-party website and (f) all rights in the foregoing and other similar proprietary rights.
“Knowledge” means (a) in the case of the Company, the actual knowledge of Carl A. Pforzheimer, Jeff Carcara, Matthew Wilber, Sasa Mahr-Batuz, Sabato Sagaria, Adam Halberg, Kutina Ruhumbika, Jody Sommers, Tiffany Saylor and Carolina Suarez, (b) in the case of the Blocker Sellers, the actual knowledge of Hal Rosser and Jacob Organek, with respect to the RCP Blocker Stockholders or any of Andrew Crawford or Shaw Joseph, with respect to GA Interholdco and (c) in the case of Purchaser, the actual knowledge of Purchaser’s executive management team.
“Law” means all laws (statutory, common or otherwise), statutes, rules, regulations, ordinances, Orders and other pronouncements having the effect of law of the United States, any state, county, city or other political subdivision of any Governmental Authority.
“Leased Real Property” means all leasehold or subleasehold estates and other rights (including licenses and occupancy agreements) to use or occupy any land, buildings, structures, improvements or fixtures in real property held by any of the Barteca Entities.
“Liabilities” means assessments, damages, deficiencies, losses, fines, interest, liabilities (including any Indebtedness), obligations, penalties and Taxes, in each case, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, whether or not required to be recorded or reflected on a balance sheet under GAAP.
“Liens” means any mortgage, pledge, security interest, encumbrance, lien, easement, charge, deed of trust, restriction on transfer, proxies, voting trusts or agreements, hypothecation, assignment, claim, right of way, encroachment, easement, restrictive covenant, charge, conditional sale or other title retention agreement, the interest of a lessor under a capital lease and any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the UCC or comparable Law of any jurisdiction naming the owner of the property or asset to which such lien relates as debtor, or any restriction on the creation of any of the foregoing. For the avoidance of doubt, the term “Lien” shall not be deemed to include any license of Intellectual Property Rights in and of itself.

“Liquor License” means a license or permit issued to any of the Barteca Entities authorizing the sale or serving of alcoholic beverages.
“Losses” means all losses, costs, Liabilities and out-of-pocket fees and expenses (including reasonable fees and expenses of outside legal counsel, accountants, experts, consultants and other advisors and the costs of all filing fees and printing costs).
“Material Adverse Effect” means any event, circumstance, change, occurrence or effect (collectively, “Events”) that, individually or in the aggregate, has or would reasonably be expected to have a material and adverse effect upon the business, assets, Liabilities, financial condition or operating results of the Barteca Entities, taken as a whole; provided that none of the following (either alone or in combination with any other Event) shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any adverse Event arising from or relating to (a) general business, industry or economic conditions, including such conditions related to the business of the Barteca Entities or the industry in which the Barteca Entities operate, (b) national or international political conditions, including the engagement by the United States or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any other country or group, (c) changes in GAAP (including changes in GAAP that have been promulgated but have not taken effect as of the date hereof with respect to the Barteca Entities), (d) changes in Law, (e) the failure to obtain any consent or approval (including in respect of Liquor Licenses) required in connection with the transactions contemplated by this Agreement or the operation of the Barteca Entities following the Closing, (f) the taking of any action required by this Agreement (other than as required by Section 5.1(a)) and the other agreements contemplated hereby or the taking of any action with the prior written consent of Purchaser, (g) changes affecting capital market conditions in the United States or any other country, (h) any weather-related or other natural disasters, including earthquakes and hurricanes, (i) the announcement of the execution of this Agreement or the transactions contemplated hereunder or (j) the failure of the Barteca Entities to meet or achieve the results set forth in any projection or forecast; provided that this clause (i) shall not prevent any Event underlying such failure to meet projections or forecasts from being taken into consideration in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); provided, however, any Event referred to in clauses (a) or (b) shall not be excluded if such Event disproportionately affects the Barteca Entities, taken as a whole, relative to other companies in the industry in which the Barteca Entities operate.
“Material Contract” means any of the following types of Contracts to which any of the Barteca Entities is a party:
(a)Contract regarding any pension, profit sharing, equity option, employee equity purchase or other plan or arrangement providing for deferred or other compensation to employees;
(b)    collective bargaining agreement or any other Contract with any labor union, or severance agreements, and any such agreements currently in negotiation or proposed;

(c)    Contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis providing for compensation or other monetary payment in excess of $250,000 per annum;
(d)    Contract relating to Indebtedness of any of the Barteca Entities or the mortgaging, pledging or otherwise placing a Lien on any material asset (tangible or intangible) or material group of assets (tangible or intangible);
(e)    Contract relating to the acquisition, disposition, management or ownership of, investments in or loans and advances to, any Person, including investments in joint ventures, minority equity investments and licensing arrangements;
(f)    Contract that prohibits or restricts the payment of dividends or distribution in respect of any Equity Securities of a Barteca Entity or otherwise or that prohibits the pledging of any such Equity Securities;
(g)    agent, sales representative, marketing, advertising, sales or distribution Contract providing for a payment by any of the Barteca Entities in excess of $300,000 per annum;
(h)    Contract prohibiting any of the Barteca Entities from freely engaging, in any material respect, in any line of business or competing anywhere in the world, including any non-competition, exclusivity or non-solicitation restrictions, or “most favored nation” or similar pricing arrangements;
(i)    Contract with minimum purchase commitments or “take or pay” Contract terms;
(j)    food broker agreement or any Contract with any food broker;
(k)    Contract which contains provisions for liquidated damages or penalties upon termination (payable by the Barteca Entities) in an amount greater than $300,000;
(l)    Contract which grants any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material assets (including Equity Securities) of any of the Barteca Entities;
(m)    Contract with any Related Person;
(n)    Contract under which any of the Barteca Entities has an existing obligation to pay any amounts in respect of indemnification obligations, purchase price adjustment, or otherwise, in connection with any merger, consolidation or other business combination or any acquisition or disposition of a business;
(o)    Contract which was entered into since January 1, 2016 involving any resolution or settlement of any actual or threatened Action or other dispute which has a value greater than $300,000 or imposes continuing obligations on any of the Barteca Entities, including injunctive or other non-monetary relief;

(p)    Contract which is required to be capitalized under GAAP;
(q)    Contract under which the consequences of a default or termination would reasonably be expected to result in a loss in an amount of more than 10% of the aggregate 2017 fiscal year revenue of the Barteca Entities, taken as a whole;
(r)    Contract pursuant to which any of the Barteca Entities (i) uses or is otherwise granted any rights in or to any material Licensed Intellectual Property Rights (other than (A) non-exclusive licenses contained in vendor, distributor and supply agreements entered into in the ordinary course of business, in which such licenses are ancillary or incidental to the agreement as a whole or (B) licenses for commercially available, off-the-shelf software applications that have not been customized in any material respect, or “click-through” end user agreements with a replacement cost and/or aggregate annual license and maintenance fee of less than $50,000), or (ii) has granted to a third party any right in or to (including to use or register) any material Owned Intellectual Property Rights (other than non-exclusive licenses in vendor, distributor and supply agreements entered into in the ordinary course of business in which such licenses are ancillary or incidental to the agreement as a whole);
(s)    Contract (including any Contract relating to the purchase or distribution of alcohol) which the Company reasonably anticipates shall involve individual or aggregate payments or consideration to or from any of the Barteca Entities of more than $300,000 in the calendar year ending December 31, 2018;
(t)    Real Property Lease;
(u)    Contract with a Key Supplier; or
(v)    Contract with a Governmental Authority.
“Order” means any judgment, decree, injunction, rule, order, decision, decree, ruling or assessment of any arbitrator or Governmental Authority.
“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned in fee by any of the Barteca Entities.
“Pass-Through Tax Return” means any income Tax Return filed by or with respect to any Barteca Entity to the extent (a) such Barteca Entity is treated as a partnership or disregarded entity for purposes of such Tax Return and (b) the results of operations reflected on such Tax Return are also reflected on the Tax Returns of the Unitholders (other than any holder of Blocker Units), the Blocker Sellers or their respective direct or indirect owners.
“Paying Agent” means Wilmington Trust, N.A., as the Paying Agent under the Paying Agent Agreement.
“Permitted Liens” mean the following: (a) statutory liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings, in each case for which adequate reserves (as determined in accordance with GAAP) have been established on the books of the applicable Barteca Entity; (b) mechanics’ and similar statutory liens for amounts that have been incurred in the ordinary course of business and relating to obligations as to which there are no payment defaults by the Barteca Entities, or which are being contested in good faith and by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the books of the Company; (c) zoning, entitlement, building and other land use and similar Laws imposed by any Governmental Authority having jurisdiction over such property which, in each case, are not violated in any material respect by the current use or occupancy of such property or the operation of the business thereon; (d) easements, covenants, conditions, restrictions and other similar matters of record with respect to tangible property which do not materially impair the use or occupancy of such property in the operation or ordinary conduct of the Barteca Entities’ businesses; (e) statutory landlord liens or liens on the landlord’s interest in any Real Property Lease; and (f) Liens set forth on Permitted Liens Schedule.
“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Authority.
“Plan” means each (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA, (b) other benefit or compensation plan, Contract, policy, program, practice, arrangement or agreement, including, pension, profit-sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or its subsidiaries are the owners, the beneficiaries, or both), employee loan, educational assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, equity or equity-based, incentive and bonus plan, Contract, policy, program, practice, arrangement or agreement, and (c) other employment, individual consulting or other similar individual agreement, plan, practice, policy, Contract, program, and arrangement, in each case, (i) which is sponsored or maintained by a Barteca Entity or any of its Affiliates in respect of any current or former employees, directors, individual independent contractors, individual consultants or leased employees of the Barteca Entities or (ii) with respect to which any Barteca Entity has any actual or contingent liability (including on account of an ERISA Affiliate).
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the pre-Closing portion of any Straddle Period.
“Pre-Closing Taxes” means, without duplication, (a) all Taxes payable by or imposed on the Barteca Entities or the Blockers or any of their Subsidiaries for a Pre-Closing Tax Period (in the case of any Straddle Period, as determined under Section 7.6(f)), (b) all Taxes (including Taxes imposed pursuant to Treas. Reg. Section 1.1502-6 or any analogous, comparable or similar provision of state, local, or non-U.S. Law) imposed on any Barteca Entity or any Blocker or any of its Subsidiaries as a result of such Barteca Entity, Blocker or Subsidiary being a member of any consolidated, combined, affiliated, unitary or analogous group prior to the Closing, (c) all Taxes required to be paid by or imposed on any Barteca Entity or any Blocker of any of its Subsidiaries as a result of such Barteca Entity, Blocker or Subsidiary being a transferee or successor pursuant to applicable Law, in either case where the liability of such Barteca Entity, Blocker or Subsidiary is attributable to an event or transaction occurring before the Closing, including a merger or reorganization involving such Barteca Entity, Blocker or Subsidiary, (d) all amounts required to be paid by or imposed on any Barteca Entity or any Blocker or any of its Subsidiaries pursuant to any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than indemnification or reimbursement provisions in any such agreement or arrangement entered into in the ordinary course of business, the principal subject of which does not relate to Taxes) to which such Barteca Entity, Blocker or Subsidiary is a party or is otherwise subject, in either case, on or prior to the Closing Date, (e) except as otherwise provided pursuant to Section 7.7, all Taxes of the Unitholders, the Blocker Sellers, or any of their respective direct or indirect equityholders or Affiliates (other than the Barteca Entities), (f) all Transfer Taxes for which the Unitholders and the Blocker Sellers are responsible pursuant to Section 7.7, and (g) all Taxes subsequently determined pursuant to a “determination” within the meaning of Section 1313 of the Code to have been required to be withheld in connection with any payment to or for the benefit of any Unitholder or Blocker Seller pursuant to this Agreement, to the extent not withheld pursuant to Section 1.13; provided, however, that, notwithstanding anything in this Agreement to the contrary, Pre-Closing Taxes shall not include (i) any Tax to the extent such Tax was included in the final calculation of the Actual Working Capital, (ii) any Tax resulting from (x) actions taken by Purchaser or any of its Affiliates (including the Barteca Entities) on the Closing Date after the Closing that are outside of the ordinary course of business and not otherwise expressly contemplated by this Agreement or (y) an election under Section 338 of the Code with respect to the Blocker Interest Acquisition or (iii) any amounts paid or payable by the Company to employees or former employees of the Company who held Units prior to the Closing that were treated by the Company as profits interests for U.S. federal income Tax purposes, to the extent such amounts serve as indemnification for or reimbursement of Taxes following, and as a result of, a Tax Action in which it is finally determined, or voluntary actions by the Company following the date hereof consistent with the position, that such Persons were not properly treated by the Company as employees for U.S. federal tax purposes.
“RCP Blocker Stockholder” means each of RCP Blocker Seller, GABT and JRZ.
“RCP Blocker Units” means all Company Units owned of record by RCP Blocker.
“RCP Parties” means each of RCP Seller and the RCP Blocker Seller.
“RCP Seller” means RCP Barteca L.P., a Delaware limited partnership.
“Real Property Leases” means all leases, subleases, licenses, concessions and agreements (whether written or oral) pursuant to which any Barteca Entity holds or has the right to hold any Leased Real Property.
“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, dated as of November 20, 2015, by and among the Company and the other parties thereto.
“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives.
“Required Bank Information” means (a) the financial statements required pursuant to paragraph 5 of Exhibit C of each of the Debt Commitment Letters and (b) such other financial information regarding the Company and its Subsidiaries necessary to allow Purchaser to prepare (i) pro forma financial statements required by the rules and regulations of the SEC and (ii) the stand alone financial statements required to be filed with the SEC.

“Requisite Unitholders” means General Atlantic (BT), LLC, a Delaware limited liability company, RCP Barteca L.P., a Delaware limited partnership, RCP Blocker, Carl A. Pforzheimer, Carl A. Pforzheimer Gift Trust, Sasa Mahr-Batuz, Scott Lawton, Adam Halberg and Jeff Carcara.
“Restricted Cash” means any cash which is not freely usable by the Barteca Entities because it is subject to restrictions or limitations on use or distribution by law, contract or otherwise, including credit card receivables but excluding (a) restrictions and Taxes on dividends and repatriations and (b) security deposits (including deposits with landlords).
“Restricted Contract” means (a) any Real Property Lease, (b) any Contract providing for severance entered into in connection with the hiring, retention or termination of any director, officer, employee or consultant of any Barteca Entity or (iii) any Contract for the provision of enterprise resource planning or other information technology services to the Barteca Entities.
“Securities Act” means the Securities Act of 1933.
“Securityholders Agreement” means the Amended and Restated Securityholders Agreement, dated as of November 20, 2015, by and among the Company and the other parties thereto.
“Sellers’ Transaction Expenses” means (a) the aggregate amount of all fees, charges, costs and expenses payable by any of the Barteca Entities, the Blockers or the Blockers’ respective Subsidiaries to any other Person (other than another Barteca Entity, Blocker or Subsidiary of a Blocker) related to, or arising out of, the process of the transactions contemplated by this Agreement or otherwise relating to the negotiation, preparation or execution of this Agreement or any Contract or other document in connection with this Agreement or the performance or consummation of the transactions contemplated hereby or thereby (and any other Contracts, documents or transactions that were considered or negotiated as an alternative to this Agreement and the transactions contemplated hereby (including any “sale” or other transaction process conducted by any of the Barteca Entities or their Representatives with respect to any sale or disposition of any of the Barteca Entities or any material portion of their assets)), including all of the fees, charges, costs and expenses payable by the Company to Kirkland & Ellis LLP, Golenbock Eiseman Assor Belle & Peskoe LLP, North Point Advisors LLC or any outside accountants and other advisors, consultants and service providers, including DropBox, Inc. or any of its Affiliates, in connection therewith, in each case, under this clause (a), to the extent unpaid as of the open of business on the Closing Date, (b) (i) all sale, change of control or similar bonuses or other compensation or payments to current or former directors, employees and other service providers of any Barteca Entity that are to be paid or are payable by any Barteca Entity solely as a result of the transactions contemplated hereby, and (ii) any severance or other compensation or payments that are to be paid or become payable to any of Carl A. Pforzheimer, Sasa Mahr-Batuz and Scott Lawton as a result of a termination of employment at or substantially concurrently with the Closing, in the case of each of the foregoing clauses (i) and (ii), including the employer portion of any employment Taxes in connection with the payment of such amounts, (c) any amount owed by any Barteca Entity to any RCP Party, any GA Party or any of their respective Affiliates (including General Atlantic Service Company, LLC and Rosser Capital Partners Management, L.P.) under the Advisory Agreement, to the extent unpaid as of the open of business on the Closing Date and (d) 50% of the fees and expenses owed to the Escrow Agent and the Paying Agent. For the avoidance of doubt, Sellers’ Transaction Expenses shall expressly not include the HSR filing fee with respect to the transactions contemplated hereby or the fees and expenses incurred in connection with obtaining the Debt Financing, except as otherwise expressly set forth herein.
“Senior Management Team” means Jeff Carcara, Matthew Wilber, Sasa Mahr-Batuz, Sabato Sagaria and Adam Halberg.
“Straddle Period” means any Tax period beginning on or before, and ending after, the Closing Date.
“Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company or other business entity, a majority of the partnership, limited liability company or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company or other business entity.
“Surviving Company Unit” means a “Class A Common Unit” (as defined in the Surviving Company LLC Agreement).
“Target Working Capital” means an amount equal to negative $3,271,793.
“Tax” means (a) any income, capital gains, gross income, gross receipts, margin, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security (or similar, including FICA), environmental, alternative or add-on, value added, registration, windfall profits, telecommunications, capital stock, net worth, registration, unemployment, disability, workers’ compensation, conveyance, escheat or unclaimed property obligations (other than with respect to any uncashed payroll checks of any employee or former employee of the Barteca Entities), documentary, or other taxes of any kind or any fees, duties, charges, levies, excises or amounts in the nature of taxes, and any interest, penalties, fines, assessments or additions imposed by any Governmental Authority in connection therewith or with respect thereto, whether disputed or not, (b) any and all liability for the payment of any items described in clause (a) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group or being included (or being required to be included) in any Tax Return related to such group and (c) any and all liability for the payment of any amounts described in clauses (a) or (b) in respect of another Person pursuant to Contract or as transferee or successor.
“Tax Action” means any examination, audit, claim, assessment, deficiency or other Action with respect to Taxes.

“Tax Authority” means the United States Internal Revenue Service or any other federal, state, provincial, local or foreign Governmental Authority that has or is exercising the power to impose, assess, determine, administer or collect any Taxes.
“Tax Return” means any return, declaration, report, estimate, form, claim for refund, information return, statement, election or other information or filing (including schedules, attachments or any related or supporting information or any amendment thereof) filed with or supplied to, or required to be filed with or supplied to, any Governmental Authority in connection with any Tax.
“Unitholders” means the holders of Company Units.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Law requiring notice to employees in the event of a closing or layoff.
“Working Capital” means (a) all current assets (excluding Cash) of the Barteca Entities as of 11:59 p.m. on the day prior to the Closing Date (but before taking into account the consummation of the transactions contemplated hereby), minus (b) all current liabilities (excluding any items constituting Indebtedness or otherwise included in the Aggregate Closing Consideration) of the Barteca Entities as of 11:59 p.m. on the day prior to the Closing Date (but before taking into account the consummation of the transactions contemplated hereby), in each case using the same line items set forth on the Working Capital Schedule and calculated in accordance with the Agreed Accounting Principles. For the avoidance of doubt, the determination of Working Capital and the preparation of the Closing Statement shall take into account only those components (i.e., only those line items) and adjustments reflected on the Working Capital Schedule. Further to the preceding sentence, the determination of the Aggregate Closing Consideration and the Aggregate Adjusted Closing Consideration shall be in accordance with the Agreed Accounting Principles (and without any change in or introduction of any new reserves or the introduction of new or different accounting methods, policies, procedures, classifications, judgments or estimation methodologies from the Agreed Accounting Principles), and without duplication to any items counted in such determination.
12.2    Other Definitions. In addition to the defined terms set forth in Section 12.1, as used in this Agreement, each of the following capitalized terms has the meaning specified in the Section set forth opposite such term below:

Actual Cash	1.12(b)

Actual Indebtedness	1.12(b)

Actual Sellers’ Transaction Expenses	1.12(b)

Actual Working Capital	1.12(b)

Agreement	Preamble

Alternative Debt Financing	6.9(b)

Announcement Release	7.2

Arbiter	1.12(b)

Audited Financial Statements	2.17(a)

Barteca Tax Refund	7.6(d)

Blocker	Preamble

Blocker Interest Acquisition	1.1

Blocker Interests	Recitals

Blocker Related Persons	4.7

Blocker Seller	Preamble

Blocker Sellers	Preamble

Blocker Tax Refunds	7.6(d)

Blockers	Preamble

Certificate of Merger	1.3

Claim Notice	10.2(d)(i)

Closing	1.3

Closing Certificate	1.10(a)

Closing Date	1.3

Closing Repaid Indebtedness	1.9

Closing Statement	1.12(a)

Company	Preamble

Company Board	Recitals

Completed LoT	1.7(b)

Confidential Information	7.9

Confidentiality Agreement	6.3

Consent	2.4(a)

Continuing Employee	7.8(a)

Covered Persons	7.9

D&O Indemnified Parties	7.4(a)

D&O Policies	7.4(b)

Data Security Requirements	2.16(d)

Dataroom	2.26

Debt Commitment Letters	5.7

Debt Financing	5.7

Debt Financing Documents	6.9(a)

Debt Financing Related Parties	11.16(b)

Deductible	10.2(c)(ii)

Disclosure Schedules	11.15

Dispute Notice	1.12(b)

DLLCA	Recitals

Effective Time	1.3

Estimated Cash	1.10(a)(i)

Estimated Indebtedness	1.10(a)(i)

Estimated Sellers’ Transaction Expenses	1.10(a)(i)

Estimated Working Capital	1.10(a)(i)

Events	12.1

Exchange Act	2.5(a)

Filing	2.4(a)

Financial Statements	2.17(a)

GA Blocker	Preamble

GA Blocker Consideration	1.1

GA Blocker Interests	Recitals

GA Blocker Tax Refund	7.6(d)

GA Interholdco	Preamble

GABT	Preamble

Indemnified Person	10.2(d)(i)

Indemnifying Person	10.2(d)(i)

Initial Release Amount	10.2(h)(ii)

Inside Date	1.3

Insurance Policies	2.13

Item of Dispute	1.12(b)

JRZ	Preamble

Key Supplier	2.22

Lenders	5.7

Letter of Transmittal	1.7(b)

Licensed Intellectual Property Rights	2.16(a)

Merger	1.2

Merger Sub	Preamble

New Plans	7.8(b)

Outstanding Claims	10.2(h)(ii)

Owned Intellectual Property Rights	2.16(a)

Parties	Preamble

Party	Preamble

Paying Agent Agreement	1.7(a)

Payment Fund	1.11(c)

Payoff Letter	1.9

Permits	2.19(b)

Pro Rata Share	1.10(a)(vi)

Purchase Price Allocation	1.14

Purchase Price Excess Amount	1.12(c)

Purchase Price Shortfall	1.12(d)

Purchaser	Preamble

Purchaser Plan	7.8(c)

R&W Policy	Recitals

RCP Blocker	Preamble

RCP Blocker Consideration	1.1

RCP Blocker Seller	Preamble

RCP Blocker Stock	Recitals

RCP Blocker Tax Refund	7.6(d)

Related Party Transaction	2.7

Related Persons	2.7

Remedy Provisions	10.3(a)

Represented Parties	11.1(a)

Resolved Amount	10.2(h)(ii)

Restraint	8.1(c)

Seller Indemnifying Persons	10.2(a)

Sellers’ Counsel	11.1(f)

Sellers’ Representative	11.1(a)

Sellers’ Representative Expense Fund	1.11(e)

Solvent	5.9

Subsidiary Interests	2.5(c)

Surviving Company	Recitals

Surviving Company Operating Agreement	1.5

Termination Date	9.1(d)

Third-Party Claim	10.2(d)(ii)

Trade Secrets	12.1

Trademarks	12.1

Transfer Taxes	7.7

Unaudited Financial Statements	2.17(a)

Written Consent	Recitals

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.
COMPANY:

BARTECA HOLDINGS, LLC
By: /s/ Jeffrey F. Carcara

    Name:    Jeffrey F. Carcara

    Title:    Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.
SELLERS’ REPRESENTATIVE:

ROSSER CAPITAL PARTNERS MANAGEMENT, L.P.

By: RCP LLC

Its: General Partner

By:    /s/ Harold O. Rosser

    Name:    Harold O. Rosser

    Title:    Authorized Signatory
RCP BLOCKER SELLER:

RCP BARTECA GOLUB BLOCKER L.P.

By:    Rosser Capital Partners GP, LLC

Its:    General Partner

By:    /s/ Harold O. Rosser

    Name:    Harold O. Rosser

    Title:    Authorized Signatory
RCP BLOCKER:

RCP BARTECA CORP.
By:    /s/ Harold O. Rosser

    Name:    Harold O. Rosser

    Title:    President and Secretary

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.
PURCHASER:

DEL FRISCO’S RESTAURANT GROUP, INC.
By:    /s/ Norman J. Abdallah

    Name:    Norman J. Abdallah

    Title:    Chief Executive Officer
MERGER SUB:

BENTLEY MERGER SUB, LLC

By: Del Frisco’s Restaurant Group, Inc., its sole member

By:    /s/ Norman J. Abdallah

    Name:    Norman J. Abdallah

    Title:    Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.
GABT:

GA (BT) HOLDINGS, L.P.

By:    General Atlantic (BT) GP, LLC

Its:    General Partner

By:    /s/ Christopher G. Lanning

    Name:    Christopher G. Lanning

    Title:    Managing Director
JRZ:

JRZ 2015, L.P.

By:    General Atlantic (BT) GP, LLC

Its:    General Partner

By:    /s/ Christopher G. Lanning

    Name:    Christopher G. Lanning

    Title:    Managing Director

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.
GA INTERHOLDCO:

GENERAL ATLANTIC (BT)

INTERHOLDCO, L.P.

By:    General Atlantic (SPV) GP, LLC

Its:    General Partner

By:    /s/ Christopher G. Lanning

    Name:    Christopher G. Lanning

    Title:    Managing Director
GA BLOCKER:

GENERAL ATLANTIC (BT) BLOCKER, LLC

By:    /s/ Christopher G. Lanning

    Name:    Christopher G. Lanning

    Title:    Managing Director